SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

Marketletter 3Q15 Annex

Version 2.0
11/18/2015

Summary

Page

Conference Call in Portuguese

November 16, 2015

02:00 PM (Brasília)

11:00 AM (New York)

04:00 PM (London)

Phone: 55 (11) 3137-8031

Password: 9532

Conference Call in English

November 16, 2015

02:00 PM (Brasília)

11:00 AM (New York)

04:00 PM (London)

Telefone: +1 786 837 9597

(+44) 20 3318 3776 (London)

Password: 9532

IR Contact:

invest@eletrobras.com

www.eletrobras.com/elb/ri

IV. Eletrobras Companies Information	03
V. Market Data of Eletrobras Companies	55
VI.Generation Data – Asset under Integral Responsability	56
VII. Transmission Data – Assets under Integral Responsability	63
VIII. Distribution Data	72
IX. Employees - Effective Headcount	76
X. Investments	78
XI.SPEs Data	96

Marketletter 3Q15

IV. Eletrobras Companies Information

IV.1 Financial Statements of the Generation and Transmission companies and Eletropar

The financial statements presented below have been adjusted for standardization purposes and to to reflect the Eletrobras consolidated statements.

ASSETS 09/30/2015	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Cash and Cash Equivalent	7,237	311,968	21,115	251,711	14,808	2,222	5,240	6,208
Clients (Consumers and Resellers)	751,580	424,893	186,753	1,208,813	-	187,308	80,409	313,569
Financing and Loans	2,410	3,232	1,444	-	-	-	-	-
Marketable Securities	1,396,853	516,142	313,814	1,287,051	43,974	426,120	-	4,303
Dividends to Receive (Remuneration of Equity Participations)	76,161	10,504	5,220	-	552	-	-	-
Deferred Fiscal Assets (Tax and Contributions)	27,028	32,554	23,424	153,829	2,050	17,415	10,507	19,036
Income Tax and Social Contribution	218,029	162,967	49,858	-	-	-	-	-
Derivatives	-	-	-	65,374	-	-	-	-
Reimbursement Rights	66,306	-	-	72,825	-	-	25,181	-
Linked Deposits	-	10,982	3,022	-	-	-	-	12,315
Stored Materials	34,333	85,402	36,604	92,707	-	64,675	25,411	10,400
Amounts to Receive - 12,783/2013 Law	414,049	729,409	142,828	122,552	-	-	-	-
Nuclear Fuel Storage	-	-	-	-	-	340,319	-	-
Financial Asset	-	77,671	51,840	390,694	-	-	-	-
Others	114,000	368,578	447,080	210,406	-	79,830	4,056	6,880
CURRENT TOTAL	3,107,986	2,734,302	1,283,002	3,855,962	61,384	1,117,889	150,804	372,711

NON-CURRENT

LONG-TERM ASSET
Dividends to Receive (Remuneration of Equity Participations)	-	-	-	-	-	-	-	-
Clients (Consumers and Resellers)	467,909	5,339	591,396	8,774	-	-	-	-
Financing and Loans - principal	1,651	1,591	3,137	-	-	-	-	-
Marketable Securities	-	2,916	182	236	-	-	-	-
Deferred Fiscal Assets (Tax and Contributions)	-	172,847	4,943	17,809	3,924	-	27,834	4,229
Income Tax and Social Contribution	-	-	-	969,778	-	-	-	-
Derivatives	-	-	-	69,964	-	-	-	-
Reimbursement Rights	-	-	-	-	-	-	-	-
Linked Deposits	641,055	1,114,804	175,037	450,752	52	58,866	4,576	15,225
Amounts to Receive - 12,783/2013 Law	-	-	-	-	-	-	-	-
Financial Asset	6,667,538	3,707,808	1,735,428	5,616,961	-	598,979	-	-
Financial Asset – Indemnitiable Concessions (Generation)	1,286,531	686,902	-	-	-	-	-	-
Advance for Equity Participation	46,159	807,018	748,025	26,732	-	-	-	-
Regulatory Asset (Installment A – CVA)	-	-	-	-	-	-	-	-
Others	525,239	188,155	100,681	1,442,873	-	525,824	190,382	12,207
LONG-TERM ASSET TOTAL	9,636,082	6,687,380	3,358,829	8,603,879	3,976	1,183,669	222,792	31,661

INVESTIMENTS	5,857,232	4,395,532	2,310,641	3,661,721	95,737	-	-	-

FIXED ASSET	5,825,631	1,430,047	3,508,324	7,273,044	43	8,072,450	1,529,095	1,977,663

INTANGIBLE ASSET	109,551	55,421	221,821	100,769	29	52,546	1,895	5,357

NON-CURRENT ASSET TOTAL	21,428,496	12,568,380	9,399,615	19,639,413	99,785	9,308,665	1,753,782	2,014,681

ASSET TOTAL	24,536,482	15,302,682	10,682,617	23,495,375	161,169	10,426,554	1,904,586	2,387,392

Marketletter 3Q15

LIABILITIES 09/30/2015	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

CURRENT
Suppliers	401,986	336,500	287,596	603,196	1,016	342,433	143,464	253,444
Loans and Financing - principal	643,786	284,599	569,033	551,229	-	82,773	261,144	752,893
Loans and Financing - charges	154,835	16,864	15,612	39,110	-	18,362	9,308	663
Bonds	-	-	383,138	15,192	-	-	-	-
Tax and Social Contributions	285,366	105,201	66,525	66,927	66	55,643	28,753	10,260
Income Tax and Social Contribution	164,339	185,006	248	-	462	-	-	-
Derivatives	-	-	-	587	-	-	-	-
Reimbursement Obligations	-	-	-	-	-	-	-	-
Advance to clients (Early Energy Sale)	-	-	-	54,832	-	-	-	-
Shareholders Remuneration (dividends to pay)	-	-	37,784	818,727	-	-	72,490	-
Estimated Obligations	187,162	234,146	89,051	270,024	79	290,469	17,901	27,882
Provisions for Contingencies	-	20,569	-	-	-	-	41,105	-
Post-Employment Benefit (Complementary Pension Fund)	27,229	24,780	3,120	-	-	5,094	3	-
Leasing	-	-	-	-	-	-	-	-
Onerous Contracts	-	-	-	1,687	-	-	-	-
Concessions to Pay - UBP	530	-	2,233	-	-	-	-	-
Sector Charges (statutory tax)	177,446	147,033	42,758	349,473	-	22,035	3,895	-
Others	33,991	36,572	90,625	551,169	-	48,690	25,694	220,163
CURRENT TOTAL	2,076,670	1,391,270	1,587,723	3,322,153	1,623	865,499	603,757	1,265,305

NON-CURRENT
Shareholders Remuneration (dividends to pay)	-	-	-	1,182,597	-	-	-	-
Suppliers	-	-	-	372,518	-	-	21,284	-
Loans and Financing - principal	9,108,462	688,644	3,339,322	4,242,189	-	6,490,884	2,066,461	316,599
Bonds	-	-	-	208,254	-	-	-	-
Tax and Social Contributions	616,374	13,572	35,913	-	-	231	-	-
Income Tax and Social Contribution	-	56,857	106,409	-	10,599	-	-	-
Derivatives	-	-	-	58,353	-	-	-	-
Reimbursement Obligations	-	-	-	-	-	-	-	-
Advance to clients (Early Energy Sale)	-	-	-	673,874	-	-	-	-
Estimated Obligations	61,653	70,851	10,250	14,077	-	73,888	1,614	-
Provisions for Contingencies	722,982	1,676,228	91,469	902,543	-	172,686	-	49,686
Provision for uncovered liability in invested company	-	-	148,938	-	-	-	-	-
Post-Employment Benefit (Complementary Pension Fund)	241,598	1,012,699	162,270	44,801	-	67,655	3,508	117
Leasing	-	-	-	-	-	-	-	-
Provision for Onerous Contracts	760,124	87,153	-	45,542	-	-	-	-
Concessions to Pay - UBP	36,617	-	25,335	-	-	-	-	-
Sector Charges (statutory tax)	111,588	259,986	-	-	-	-	4,334	-
Obligations for asset demobilization (Nuclear Power Plants)	-	-	-	-	-	1,217,833	-	-
Advance for future capital Increase	42,227	-	45	-	-	-	119,798	-
Others	31,476	5,950	17,121	143,917	-	174,804	-	360,220
NON-CURRENT TOTAL	11,733,101	3,871,940	3,937,072	7,888,665	10,599	8,197,981	2,216,999	726,622
-
STOCKHOLDERS’ EQUITY
Social Capital	6,531,154	9,753,953	4,359,226	11,576,263	118,054	6,607,258	845,510	436,750
Capital Reserves	5,123,332	4,916,199	-	-	-	-	-	-
Profit Reserves	-	-	1,074,209	332,962	215	-	2,596	-
Additional Dividend Purposed	-	-	-	-	-	-	-	-
Profit/Losses Accumulated	393,519	(3,173,917)	(163,807)	414,939	4,945	(5,192,171)	(1,732,459)	(40,415)
Others Comprehensive Income	(1,321,294)	(1,456,849)	(126,391)	(39,607)	25,733	(52,013)	(31,817)	(870)
Non-controlling shareholders Participation	-	86	14,585	-	-	-	-	-
-
STOCKHOLDERS’ EQUITY TOTAL	10,726,711	10,039,472	5,157,822	12,284,557	148,947	1,363,074	(916,170)	395,465

LIABILITIES AND STOCKHOLDERS’ EQUITY TOTAL	24,536,482	15,302,682	10,682,617	23,495,375	161,169	10,426,554	1,904,586	2,387,392

Marketletter 3Q15

STATEMENT OF INCOME 09/30/2015	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

Operating Revenues	4,856,568	2,771,524	1,182,191	4,470,196	-	1,457,373	301,085	78,315

Electric Energy (Sell) Supply	3,003,234	103,694	-	2,933,558	-	1,657,316	331,520	119,122
Electric Energy Provision - Generation	11,595	820,667	266,491	901,847	-	-	-	-
Short Term Electric Energy	506,293	242,776	236,013	68,768	-	-	-	-
Renewed Plants Operation and Maintenance Revenue	471,255	912,624	-	11,927	-	-	-	-
Construction Plants Revenue	96,244	40,732	-	-	-	-	-	-
Financial – Return on Investment G	-	-	-	-	-	-	-	-
Renewed Lines Operation and Maintenance Revenue	-	627,400	419,446	343,949	-	-	-	-
Operation and Maintenance Revenue	785,372	41,708	77,763	5,419	-	-	-	-
Construction Revenue - Transmission	356,863	484,971	116,020	209,199	-	-	-	-
Financial – Return on Investment T	167,654	22,850	158,983	253,963	-	-	-	-
Others Operating Revenues	49,893	16,367	37,401	281,823	-	223	2,678	-

Deductions to Operating Revenues	(591,835)	(542,265)	(129,926)	(540,257)	-	(200,166)	(33,113)	(40,807)

Operating Expenses	(3,794,168)	(2,709,067)	(943,012)	(3,420,504)	(3,262)	(4,784,744)	(417,436)	(70,820)

Personnel, Material and Services	(1,265,945)	(861,491)	(355,090)	(1,056,484)	(2,631)	(709,240)	(198,053)	(53,598)
Energy Purchased for Resale	(712,378)	(250,993)	(166,284)	(784,943)	-	-	(90,727)	-
Charges on eletric grid Usage	(348,530)	(512,328)	(12,203)	(388,203)	-	(60,189)	(28,554)	(882)
Construction	(453,107)	(525,703)	(116,020)	(209,199)	-	-	-	-
Fuel used to produce electric energy	(379,602)	(163,068)	-	(88,553)	-	(232,239)	(8,988)	15,000
Remuneration and Reimbursement (Royalties – Hydric Resources)	(70,938)	(7,639)	(9,539)	(188,621)	-	-	-	(1,217)
Depreciation and Amortization	(180,272)	(80,562)	(87,950)	(320,043)	(20)	(269,244)	(58,136)	(15,861)
Operating Provisions	(241,705)	(261,131)	(2,544)	(329,615)	33	(3,434,596)	(10,975)	3,159
Others	(141,691)	(46,152)	(193,382)	(54,843)	(644)	(79,236)	(22,003)	(17,421)

OPERATING RESULT BEFORE FINANCIAL RESULT	1,062,400	62,457	239,179	1,049,692	(3,262)	(3,327,371)	(116,351)	7,495

FINANCIAL REVENUES (EXPENSES)

Revenue from financial investments	95,096	105,303	25,008	113,084	5,316	2,081	114	61
Interest, Commission and Rates revenue (loans and financing)	43,982	-	-	-	-	-	-	-
Debt Charges	(665,236)	(104,055)	(254,652)	(434,270)	-	(39,018)	(231,855)	(35,138)
Charges – shareholders remuneration	-	-	(3,288)	-	-	-	(6,295)	-
Moratorium Increase on electric energy	4,204	58,217	-	28,577	-	-	-	-
Net Monetary Updates	(144,908)	15,782	(61,216)	(100,001)	-	(18,243)	-	(7,228)
Net Exchange Updates	(155,211)	-	(71,558)	(273,754)	-	(80,681)	(372)	-
Others Financial Revenues	124,286	62,256	71,873	50,688	-	163,639	505	-
Others Financial Expenses	(104,167)	(27,170)	(8,951)	(154,114)	(39)	(77,291)	(8,864)	(5,605)
Indemnities Remuneration - 12,783/13 Law	324,798	476,906	108,644	85,304	-	-	-	-

FINANCIAL RESULT	(477,156)	587,239	(194,140)	(684,486)	5,277	(49,513)	(246,767)	(47,910)

EQUITY PARTICIPATION RESULT	(31,973)	(11,976)	(285,088)	130,471	3,390	-	-	-

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	553,271	637,720	(240,049)	495,677	5,405	(3,376,884)	(363,118)	(40,415)

Income Tax and Social Contribution and Fiscal Incentives Revenue	(159,752)	(34,868)	(69,019)	(80,738)	(462)	(56,158)	-	-

RESULT BEFORE EQUITY PARTICIPATIONS	393,519	602,852	(309,068)	414,939	4,943	(3,433,042)	(363,118)	(40,415)

Minority Participation	-	-	-	-	-	-	-	-
NET PROFIT OF THE PERIOD	393,519	602,852	(309,068)	414,939	4,943	(3,433,042)	(363,118)	(40,415)

Marketletter 3Q15

STATEMENT OF INCOME 09/30/2015	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE	Amazonas GT

Operating Revenues	4,856,568	2,771,524	1,182,191	4,470,196	-	1,457,373	301,085	78,315

Electric Energy (Sell) Supply	3,003,234	103,694	-	2,933,558	-	1,657,316	331,520	119,122
Electric Energy Provision - Generation	11,595	820,667	266,491	901,847	-	-	-	-
Short Term Electric Energy	506,293	242,776	236,013	68,768	-	-	-	-
Renewed Plants Operation and Maintenance Revenue	471,255	912,624	-	11,927	-	-	-	-
Construction Plants Revenue	96,244	40,732	-	-	-	-	-	-
Financial – Return on Investment G	-	-	-	-	-	-	-	-
Renewed Lines Operation and Maintenance Revenue	-	627,400	419,446	343,949	-	-	-	-
Operation and Maintenance Revenue	785,372	41,708	77,763	5,419	-	-	-	-
Construction Revenue - Transmission	356,863	484,971	116,020	209,199	-	-	-	-
Financial – Return on Investment T	167,654	22,850	158,983	253,963	-	-	-	-
Others Operating Revenues	49,893	16,367	37,401	281,823	-	223	2,678	-

Deductions to Operating Revenues	(591,835)	(542,265)	(129,926)	(540,257)	-	(200,166)	(33,113)	(40,807)

Operating Expenses	(3,794,168)	(2,709,067)	(943,012)	(3,420,504)	(3,262)	(4,784,744)	(417,436)	(70,820)

Personnel, Material and Services	(1,265,945)	(861,491)	(355,090)	(1,056,484)	(2,631)	(709,240)	(198,053)	(53,598)
Energy Purchased for Resale	(712,378)	(250,993)	(166,284)	(784,943)	-	-	(90,727)	-
Charges on eletric grid Usage	(348,530)	(512,328)	(12,203)	(388,203)	-	(60,189)	(28,554)	(882)
Construction	(453,107)	(525,703)	(116,020)	(209,199)	-	-	-	-
Fuel used to produce electric energy	(379,602)	(163,068)	-	(88,553)	-	(232,239)	(8,988)	15,000
Remuneration and Reimbursement (Royalties – Hydric Resources)	(70,938)	(7,639)	(9,539)	(188,621)	-	-	-	(1,217)
Depreciation and Amortization	(180,272)	(80,562)	(87,950)	(320,043)	(20)	(269,244)	(58,136)	(15,861)
Operating Provisions	(241,705)	(261,131)	(2,544)	(329,615)	33	(3,434,596)	(10,975)	3,159
Others	(141,691)	(46,152)	(193,382)	(54,843)	(644)	(79,236)	(22,003)	(17,421)

OPERATING RESULT BEFORE FINANCIAL RESULT	1,062,400	62,457	239,179	1,049,692	(3,262)	(3,327,371)	(116,351)	7,495

FINANCIAL REVENUES (EXPENSES)

Revenue from financial investments	95,096	105,303	25,008	113,084	5,316	2,081	114	61
Interest, Commission and Rates revenue (loans and financing)	43,982	-	-	-	-	-	-	-
Debt Charges	(665,236)	(104,055)	(254,652)	(434,270)	-	(39,018)	(231,855)	(35,138)
Charges – shareholders remuneration	-	-	(3,288)	-	-	-	(6,295)	-
Moratorium Increase on electric energy	4,204	58,217	-	28,577	-	-	-	-
Net Monetary Updates	(144,908)	15,782	(61,216)	(100,001)	-	(18,243)	-	(7,228)
Net Exchange Updates	(155,211)	-	(71,558)	(273,754)	-	(80,681)	(372)	-
Others Financial Revenues	124,286	62,256	71,873	50,688	-	163,639	505	-
Others Financial Expenses	(104,167)	(27,170)	(8,951)	(154,114)	(39)	(77,291)	(8,864)	(5,605)
Indemnities Remuneration - 12,783/13 Law	324,798	476,906	108,644	85,304	-	-	-	-

FINANCIAL RESULT	(477,156)	587,239	(194,140)	(684,486)	5,277	(49,513)	(246,767)	(47,910)

EQUITY PARTICIPATION RESULT	(31,973)	(11,976)	(285,088)	130,471	3,390	-	-	-

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	553,271	637,720	(240,049)	495,677	5,405	(3,376,884)	(363,118)	(40,415)

Income Tax and Social Contribution and Fiscal Incentives Revenue	(159,752)	(34,868)	(69,019)	(80,738)	(462)	(56,158)	-	-

RESULT BEFORE EQUITY PARTICIPATIONS	393,519	602,852	(309,068)	414,939	4,943	(3,433,042)	(363,118)	(40,415)

Minority Participation	-	-	-	-	-	-	-	-
NET PROFIT OF THE PERIOD	393,519	602,852	(309,068)	414,939	4,943	(3,433,042)	(363,118)	(40,415)

Marketletter 3Q15

CASH FLOW 09/30/2015	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT

Operating Activities
Profit (loss) before income tax and social contribution	553,271	637,769	(92,252)	495,677	(3,376,884)	(363,118)	5,405	(40,415)

Depreciation and Amortization	180,272	80,562	87,950	320,043	269,244	60,807	20	15,861
Net monetary and currency variation	31,438	(527,618)	24,530	288,451	98,924	372	-	7,228
Financial Charges	560,725	104,055	197,838	434,269	42,733	213,889	-	35,136
Equity Method Result	31,973	11,976	285,088	(130,471)	-	-	(3,390)	-
Provision for uncovered liability	31,474	-	-	-	-	-	-	-
Provision for doubtful credit liquidation	15,443	54,994	333	4,340	-	-	-	-
Provisions for contingencies	213,691	222,376	2,212	330,177	17,005	9,024	-	(3,159)
Provision for loss with Investments	-	-	-	-	-	-	-	-
Provision for staff realignment	-	(18,012)	-	-	5,611	-	-	-
Provision for reduction on recoverable amount of Investment (Impairment)	-	-	-	-	3,385,556	-	-	-
Provision for onerous contracts	(209,811)	(27,571)	-	-	-	-	-	-
Provision for loss with Financial Asset	-	-	-	-	-	-	-	-
Global reversal reserve charges	98,577	-	-	-	-	-	-	-
Adjustment to Present Value / Market Value	-	-	(657)	-	61,999	-	-	-
Minority Participation in Result	-	-	-	-	-	-	-	-
Charges on Shareholders funds	-	-	3,288	-	-	6,295	-	-
Financial Asset Revenue by IRR	(167,654)	(22,850)	(158,983)	(253,963)	-	-	-	-
Derivatives	-	-	-	111,310	-	-	-	-
Others	66,840	42,503	11,355	(227,019)	36,513	764	(462)	-
(Increase) decrease on operating asset/liability	(244,188)	(3,130)	480,681	246,456	(532,201)	(103,331)	(2,210)	93,737

Cash from Operating Activities	1,162,051	555,054	841,383	1,619,270	8,500	(175,298)	(637)	108,388

Payment of financial charges	(662,714)	(103,894)	(151,681)	(231,944)	(96,613)	(22,884)	-	(2,940)
Payment of charges of global reversal reserve	(120,532)	-	-	-	-	-	-	-
Financial charges receivable	297	-	291	-	-	-	-	-
Remuneration from equity investments received	43,007	31,450	315	14,889	-	-	933	-
Annual allowed Revenue Receiving (Financial Asset)	196,179	68,294	206,815	228,498	-	-	-	-
Financial Asset Indemnities Receiving	1,255,225	1,353,207	386,546	330,131	-	-	-	-
Payment of income tax and social contribution	(17,388)	(153,550)	(25,678)	(28,358)	(38,524)	-	-	-
Complementary pension fund payment	(65,092)	(74,379)	(4,905)	-	-	-	-	-
Payment of lawsuit contingencies	-	(8,495)	-	(10,916)	-	-	-	-
Lawsuit Deposits	(136,991)	(411,170)	(13,810)	(26,103)	(6,842)	2,077	-	-

Net Cash from Operating Activities	1,654,042	1,256,517	1,239,276	1,895,467	(133,479)	(196,105)	296	105,448

Financing Activities
Loans and financing obtained	(60,967)	-	253,059	358,825	2,340,130	177,956	-	133,131
Loans and financing payable - principal	(284,997)	(218,966)	(147,986)	(473,833)	(1,120,491)	(82,819)	-	(12,955)
Payment to Shareholders	-	-	(2,743)	-	-	-	-	-
Payment of refinancing of taxes and contributions - Principal	(50,368)	-	(13,975)	-	-	-	-	-
Compulsory Loan and Global Reversion Reserve	-	-	-	-	-	-	-	-
Receiving of advance for future capital increase (AFAC)	-	-	-	-	-	98,794	-	-
Others	-	39	-	-	-	-	-	-
Net Cash from Financing Activities	(396,332)	(218,927)	88,355	(115,008)	1,219,639	193,931	-	120,176

Investment Activities

Financing and Loans Concessions	-	-	-	-	-	-	-	-
Receiving of Loans and Financing Ceded	-	-	-	-	-	-	-	-
Renegotiated Credits of energy receivables	-	-	-	-	-	-	-	-
Acquisition of property, unit and equipment	(73,460)	(189,559)	(825,409)	(94,327)	(1,099,911)	(18,272)	-	(219,467)
Acquisition of intangible assets	(10,347)	(5,730)	(6,827)	-	(2,388)	(31)	(17)	-
Acquisition of concession assets	(453,107)	(525,703)	(116,020)	(828,395)	-	-	-	-
Concession for advance of future capital increase	(28,084)	(217,003)	(244,038)	(2,176)	-	-	-	-
Acquisition/Contribution of capital in equity participation	(687,167)	(447,616)	(141,182)	(947,874)	-	-	-	-
Net Cash Flow in controlled company acquisition (CELG)	-	-	-	-	-	-	-	-
Others	-	1,926	-	-	-	-	-	-
Net Cash from investments activities	(1,252,165)	(1,383,685)	(1,333,476)	(1,872,772)	(1,102,299)	(18,303)	(17)	(219,467)

Increase (decrease) in cash and cash equivalents	5,545	(346,095)	(5,845)	(92,313)	(16,139)	(20,477)	279	6,157
Cash and cash equivalent – beginning of period	1,692	658,063	26,960	344,024	18,361	25,717	14,529	51
Cash and cash equivalent – end of period	7,237	311,968	21,115	251,711	2,222	5,240	14,808	6,208
	5,545	(346,095)	(5,845)	(92,313)	(16,139)	(20,477)	279	6,157

Marketletter 3Q15

ASSETS 09/30/2014	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE

CURRENT
Cash and Cash Equivalent	2,059	913,967	59,763	356,392	8,479	5,125	4,963
Clients (Consumers and Resellers)	584,892	317,846	161,358	901,867	-	200,295	43,957
Financing and Loans	3,080	3,375	1,359	126,026	-	-	-
Marketable Securities	949,106	1,067,225	181,178	1,870,914	44,125	33,323	-
Dividends to Receive (Equity Participation Remuneration)	41,445	9,611	7,696	-	2,789	-	-
Deferred Fiscal Asset (tax and contribution)	7,671	48,130	18,027	49,642	2,336	17,828	19,255
Income tax and Social Contribution	217,022	56,779	61,660	85,213	-	9,089	-
Derivatives	-	-	-	137,895	-	-	-
Reimbursement Right	247,306	-	-	-	-	-	-
Linked Deposit	-	10,982	24,837	-	-	-	-
Stored Material	23,599	97,912	35,482	61,735	-	138,816	29,326
Amounts to Receive 12,783/2013 Law	1,430,894	1,343,642	431,773	373,178	-	-	-
Nuclear Fuel Storage	-	-	-	-	-	340,319	-
Financial Asset	-	78,136	63,855	310,278	-	-	-
Others	215,598	370,948	89,742	159,486	-	71,623	3,904
CURRENT TOTAL	3,722,672	4,318,553	1,136,730	4,432,626	57,729	816,418	101,405

NON-CURRENT

LONG-TERM ASSET
Clients (Consumers and Resellers)	395,231	9,761	501,303	15,430	-	-	-
Financing and Loans - principal	3,893	4,817	4,459	-	-	-	-
Marketable Securities	-	3,675	176	220	-	-	-
Deferred Fiscal Asset (tax and contribution)	-	162,173	28,941	17,164	2,741	-	19,741
Income tax and Social Contribution	394,052	2,039,412	-	-	-	-	-
Derivatives	-	-	-	145,052	-	-	-
Reimbursement Right	79,662	-	-	237,948	-	-	43,285
Linked Deposit	532,140	606,044	127,079	404,582	50	45,292	8,078
Amounts to Receive 12,783/2013 Law	-	164,585	-	-	-	-	-
Nuclear Fuel Storage	-	-	-	-	-	496,683	-
Financial Asset	6,469,038	3,182,648	2,074,963	4,251,021	-	-	-
Advance for equity participation	51,811	572,507	389,595	398,669	-	-	-
Others	185,669	156,184	91,401	1,363,730	-	334,536	114,489
LONG-TERM ASSET TOTAL	8,111,496	6,901,806	3,217,917	6,833,816	2,791	876,511	185,593

INVESTIMENTS	5,087,705	3,807,953	2,613,454	2,526,331	95,627	-	-

FIXED ASSET	5,851,221	1,630,738	2,367,629	7,532,204	22	10,139,054	1,551,201

INTANGIBLE	100,909	34,849	173,737	18,776	21	53,128	1,455

NON-CURRENT TOTAL	19,151,331	12,375,346	8,372,737	16,911,127	98,461	11,068,693	1,738,249

ASSET TOTAL	22,874,003	16,693,899	9,509,467	21,343,753	156,190	11,885,111	1,839,654

Marketletter 3Q15

LIABILITIES 09/30/2014	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE
CURRENT
Suppliers	560,529	464,989	50,003	822,439	701	140,748	136,607
Loans and Financing - principal	381,625	234,720	387,784	497,950	-	830,896	231,679
Loans and Financing - charges	123,332	15,204	12,125	22,939	-	10,721	7,860
Bonds	-	-	-	19,065	-	-	-
Taxes and Social Contribution	258,211	85,952	52,426	58,148	31	53,044	13,469
Income Tax and Social Contributions	102,674	-	154	-	323	-	-
Derivatives	-	-	-	223,816	-	-	-
Reimbursement Obligations	-	-	-	-	-	-	-
Advance to clients (Early Energy Sale)	-	-	-	52,813	-	-	-
Shareholders Remuneration (dividends to pay)	-	13	273,296	211	-	-	64,405
Estimated Obligations	184,663	216,397	99,352	237,927	118	327,151	16,314
Provisions for Contingencies	-	-	-	-	-	-	28,224
Post Employment Benefit (Complementary Pension Fund)	79,617	59,959	9,465	-	-	11,789	2,446
Leasing	-	-	-	-	-	-	-
Onerous Contracts	-	-	-	3,066	-	-	-
Concessions to Pay - UBP	508	-	2,053	-	-	-	-
Sector Charges (statutory taxes)	134,332	141,752	38,949	297,465	-	55,473	1,863
Others	24,199	19,747	120,157	187,677	-	78,800	16,509
CURRENT TOTAL	1,849,690	1,238,733	1,045,764	2,423,516	1,173	1,508,622	519,376

NON-CURRENT
Suppliers	-	-	-	193,842	-	-	-
Loans and Financing - principal	7,793,101	971,668	2,643,448	3,917,865	-	3,338,348	1,706,413
Bonds	-	-	-	207,466	-	-	-
Taxes and Social Contribution	724,696	13,572	53,999	-	-	-	-
Income Tax and Social Contributions	-	-	28,296	23,798	12,307	-	-
Derivatives	-	-	-	213,621	-	-	-
Reimbursement Obligations	-	-	-	-	-	-	-
Advance to clients (Early Energy Sale)	-	-	-	732,353	-	-	-
Estimated Obligations	-	100,478	21,010	2,051	-	79,166	-
Provisions for Contingencies	537,364	1,433,346	56,791	533,335	-	145,531	-
Provision for uncovered liabilities on invested companies	-	-	16,343	-	-	-	-
Post Employment Benefit (Complementary Pension Fund)	172,313	528,693	75,962	68,822	-	48,286	31,625
Leasing	-	-	-	-	-	-	-
Provision for Onerous Contracts	782,213	827,490	-	85,860	-	-	-
Concessions to Pay - UBP	37,104	-	23,502	-	-	-	-
Sector Charges (statutory taxes)	90,880	254,023	-	-	-	-	-
Obligations for asset demobilization (Nuclear Power Plant Demobilization)	-	-	-	-	-	1,278,809	-
Advance for future Capital Increase	37,490	-	63,976	12,984	-	-	20,906
Others	1	5,760	19,160	66,107	-	100,930	-
NON-CURRENT TOTAL	10,175,162	4,135,030	3,002,487	6,058,104	12,307	4,991,070	1,758,944
-
SHAREHOLDERS’ EQUITY
Social Capital	6,531,154	9,753,953	4,295,250	11,563,279	118,054	6,607,258	845,510
Capital Reserves	5,528,986	4,916,199	-	-	-	-	-
Profit Reserves	-	-	1,072,411	126,605	3,159	-	2,596
Additional Dividend Purposed	-	-	-	-	-	-	-
Profit/Losses accumulated	(291,645)	(2,643,487)	143,367	1,232,225	(3,340)	(1,200,914)	(1,230,167)
Others Comprehensive Income	(919,344)	(706,529)	(63,987)	(59,976)	24,837	(20,925)	(56,605)
Non-controlling shareholders remuneration	-	-	14,175	-	-	-	-
-
SHAREHOLDERS’ EQUITY TOTAL	10,849,151	11,320,136	5,461,216	12,862,133	142,710	5,385,419	(438,666)

LIABILITY AND SHAREHOLDERS’ EQUITY TOTAL	22,874,003	16,693,899	9,509,467	21,343,753	156,190	11,885,111	1,839,654

Marketletter 3Q15

STATEMENT OF INCOME 09/30/2014	Furnas	Chesf	Eletrosul	Eletronorte	Eletropar	Eletronuclear	CGTEE

Operating Revenue	4,508,325	2,554,817	788,465	4,529,122	-	1,422,028	251,510

Electric Energy (Sell) Provision	2,601,568	94,845	241,745	2,522,264	-	1,618,404	280,817
Electric Energy Supply - Generation	11,283	661,210	-	1,004,725	-	-	-
Short Term Electric Energy	856,977	73,096	7,331	950,632	-	-	-
Renewed Plants Operation and Maintenence Revenue	415,787	915,769	-	12,065	-	-	-
Construction Revenue of Plants	45,730	50,640	-	-	-	-	-
Financial – Return on Investment G	-	-	-	-	-	-	-
Financial Effect Itaipu (Parent Company)	-	-	-	-	-	-	-
Renewed Lines Operation and Maintenence Revenue	-	527,631	363,735	286,781	-	-	-
Operation and Maintenence Revenue	625,344	28,057	72,986	(8,727)	-	-	-
Construction Revenue - Transmission	309,733	634,596	28,867	139,410	-	-	-
Financial – Return on Investment T	153,184	36,845	148,331	104,473	-	-	-
Others Operating Revenue	34,431	9,622	20,616	167,588	-	220	2,570

Deductions to Operating Revenue	(545,712)	(477,494)	(95,146)	(650,089)	-	(196,596)	(31,877)

Operating Expenses	(3,646,355)	(3,022,747)	(126,152)	(3,230,711)	(17,575)	(1,719,383)	(450,626)

Personnel, Materials and Services	(1,254,971)	(824,929)	(336,444)	(989,162)	(2,247)	(757,509)	(218,565)
Electric Energy Purchased for Resale	(862,261)	(428,287)	(33,609)	(1,048,216)	-	-	(138,200)
Charges on Electric Energy usage grid	(314,346)	(553,964)	(10,291)	(396,571)	-	(47,063)	(23,000)
Construction	(355,463)	(685,236)	(28,867)	(139,410)	-	-	-
Fuel used to produce electric energy	(371,003)	(279,372)	-	(35,213)	-	(220,505)	(7,614)
Remuneration and Reimbursement (Royalties – Hydric Resources Usage)	(98,444)	(9,426)	(4,938)	(195,241)	-	-	-
Depreciation and Amortization	(163,985)	(77,906)	(95,115)	(334,133)	(14)	(271,155)	(54,723)
Operational Provisions	(69,592)	(126,040)	412,250	(4,909)	(13,936)	(61,747)	(4,570)
Others	(156,290)	(37,587)	(29,138)	(87,856)	(1,378)	(361,404)	(3,954)

OPERATING RESULT BEFORE FINANCIAL RESULT	861,970	(467,930)	662,313	1,298,411	(17,575)	(297,355)	(199,116)

FINANCIAL (EXPENSES) REVENUES

Revenue from Financial Investments	58,352	201,546	44,669	149,892	4,360	-	954
Interest, Commission and Rates revenue (loans and financing)	44,319	-	-	-	-	-	-
Debt Charges	(522,756)	(96,839)	(170,170)	(248,606)	-	(25,064)	(143,585)
Charges – remuneration to shareholders	-	-	(19,871)	-	-	-	(4,718)
Moratorium Increase on electric energy	1,683	35,099	-	7,866	-	-	-
Net Monetary Update	(95,377)	8,569	(38,770)	(129,421)	-	(8,880)	-
Net Exchange Update	(1,054)	-	-	12,377	-	(33,638)	5,827
Others Financial Revenue	23,442	55,613	59,600	130,081	-	17,784	1,160
Other Financial Expenses	(110,089)	(22,652)	(8,526)	(28,836)	(162)	(69,233)	(1,460)
Indemnities Remuneration - 12,783/13 Law	294,007	181,656	80,219	76,457	-	-	-

FINANCIAL RESULT	(307,473)	362,992	(52,849)	(30,190)	4,198	(119,031)	(141,822)

EQUITY PARTICIPATIONS RESULT	(652,998)	(31,131)	(261,429)	48,031	10,360	-	-

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	(98,501)	(136,069)	348,035	1,316,252	(3,017)	(416,386)	(340,938)

Income Tax and Social Contribution and Fiscal Incentives Revenue	(193,144)	151,462	(202,406)	(84,027)	(323)	(26,001)	-

RESULT BEFORE EQUITY PARTICIPATIONS	(291,645)	15,393	145,629	1,232,225	(3,340)	(442,387)	(340,938)

Minorities Participations	-	-	-	-	-	-	-
NET PROFIT OF THE PERIOD	(291,645)	15,393	145,629	1,232,225	(3,340)	(442,387)	(340,938)

Marketletter 3Q15

CASH FLOW 09/30/2014	Furnas	Chesf	Eletrosul	Eletronorte	Eletronuclear	CGTEE	Eletropar	Amazonas GT

Operating Activities
Profit (loss) before income tax and social contribution	(98,501)	(136,069)	348,035	1,316,252	(416,386)	(340,938)	(3,018)	(40,415)

Depreciation and amortization	163,985	77,906	95,115	339,978	271,155	58,258	14	15,861
Monetary and currency net variation	107,178	(190,225)	(30,562)	40,587	42,518	(5,827)	-	7,228
Financing charges	599,621	96,839	108,211	248,606	25,064	126,671	-	35,136
Equity Method Result	652,998	31,131	261,429	(48,031)	-	-	(10,360)	-
Provision for uncovered liability	-	-	-	-	-	-	-	-
Provision for doubtful credit liquidation	28,925	27,854	(56)	2,980	-	-	-	-
Provisions for contingencies	(17,945)	101,229	(4,302)	(54,999)	50,397	4,570	-	(3,159)
Provision for loss with Investments	-	151,473	-	-	-	-	-	-
Provision for staff realignment	(11,485)	(17,567)	151	-	305,404	-	-	-
Provision for reduction on recoverable amount of Investment (Impairment)	-	452,245	-	-	-	-	13,936	-
Provision for onerous contracts	(219,006)	(606,761)	(407,893)	-	-	-	-	-
Provision for loss with Financial Asset	256,110	-	-	-	-	-	-	-
Global reversal reserve charges	214,418	-	-	-	-	-	-	-
Adjustment to Present Value / Market Amount (Sum into Others)	-	-	4,067	-	57,939	-	-	-
Minority Participation in Result	-	-	-	-	-	-	-	-
Charges on Shareholders funds	-	-	19,871	-	-	4,718	-	-
Financial Asset Revenue by IRR	(153,184)	(36,845)	(148,331)	(104,473)	-	-	-	-
Derivatives	-	-	-	(40,416)	-	-	-	-
Others	(436,438)	(1,788)	(438,814)	(15,758)	263,795	52,316	(323)	-
(Increase) decrease on operating asset/liability	43,123	(239,909)	(237,846)	584,457	(397,387)	(84,167)	(46,133)	93,737

Cash from Operating Activities	1,129,799	(290,487)	(430,925)	2,269,183	202,499	(184,399)	(45,884)	108,388

Payment of financial charges	(505,781)	(75,962)	(152,307)	(216,223)	(49,576)	(33,430)	-	(2,940)
Payment of charges of global reversal reserve	(194,178)	-	-	-	-	-	-	-
Financial charges receivable	714	-	347	-	-	-	-	-
Remuneration from equity investments received	60,496	81,852	19	14,881	-	-	133	-
Annual allowed Revenue Receiving (Financial Asset)	172,972	(580,339)	626,038	161,704	-	-	-	-
Financial Asset Indemnities Receiving	993,464	895,342	267,699	227,939	-	-	-	-
Payment of income tax and social contribution	(193,049)	(18,440)	(21,027)	(70,756)	(32,091)	-	-	-
Complementary pension fund payment	-	-	-	-	-	-	-	-
Payment of lawsuit contingencies	-	(72,755)	-	(4,242)	-	-	-	-
Lawsuit Deposits	(13,744)	14,633	(272)	(71,613)	(5,749)	3,876	-	-

Net Cash from Operating Activities	1,450,693	(46,156)	289,572	2,310,873	115,083	(213,953)	(45,751)	105,448

Financing Activities
Loans and financing obtained	422,588	400,000	950	36,762	860,863	392,033	-	133,131
Loans and financing payment - principal	(259,291)	(43,659)	(204,676)	(658,302)	(37,767)	(113,412)	-	(12,955)
Payment to Shareholders	-	-	(320)	(406,535)	-	-	-	-
Payment of refinancing of taxes and contributions - Principal	(47,849)	-	(13,975)	-	-	-	-	-
Compulsory Loan and Global Reversal Reserve	-	-	-	-	-	-	-	-
Receiving of advance for future capital increase (AFAC)	-	(294,707)	-	-	-	13,794	-	-
Others	-	-	(8,512)	-	(10,092)	-	-	-
Net Cash from Financing Activities	115,448	61,634	(226,533)	(1,028,075)	813,004	292,415	-	120,176

Investment Activities

Financing and Loans Concessions	-	-	-	-	-	-	-	-
Receiving of Loans and Financing Ceded	-	-	-	(126,026)	-	-	-	-
Receiving of credit energy renegotiated	-	-	-	-	-	-	-	-
Acquisition of fixed assets	(94,417)	(147,126)	(78,834)	(72,221)	(910,511)	(90,570)	(10)	(219,467)
Acquisition of intangible assets	(4,566)	(7,346)	(909)	(250)	(12,612)	(32)	-	-
Acquisition of concession assets	(355,463)	-	(28,867)	(139,410)	-	-	-	-
Concession for advance of future capital increase	-	-	(303,134)	(346,714)	-	-	-	-
Acquisition/Contribution of capital in equity participation	(941,391)	(713,467)	(365,243)	(392,952)	-	-	-	-
Others	(174,941)	925,317	-	(121,707)	(6,756)	-	-	-
Net Cash from investments activities	(1,570,778)	57,378	(776,987)	(1,199,280)	(929,879)	(90,602)	(10)	(219,467)

Increase (decrease) in cash and cash equivalents	(4,637)	72,856	(713,948)	83,518	(1,792)	(12,140)	(45,761)	6,157
Cash and cash equivalent – beginning of period	6,696	841,111	773,711	272,874	6,917	17,103	54,240	51
Cash and cash equivalent – end of period	2,059	913,967	59,763	356,392	5,125	4,963	8,479	6,208
	(4,637)	72,856	(713,948)	83,518	(1,792)	(12,140)	(45,761)	6,157

Marketletter 3Q15

IV.2 Financial Statements of the Generation and Distripution companies.

ASSET 09/30/2015	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG -D	ED Roraima	Amazonas

CURRENT
Cash and Cash Equivalents	29,092	74,848	11,803	9,797	82,004	6,208	126,895
Clients (Consumers and Resellers)	313,339	258,946	368,534	77,837	961,758	313,569	482,861
Financing and Loans	-	-	-	-	-	-	-
Marketable Securities	16,944	34,233	469	-	-	4,303	6,832
Dividends to Receive (Equity Participations Remuneration)	-	-	-	-	-	-	-
Deferred Fiscal Asset (Taxes and Contributions)	9,936	12,499	18,437	6,572	7,840	19,036	22,004
Income Tax and Social Contribution	-	-	256	2,832	-	-	-
Derivatives	-	-	-	-	-	-	-
Reimbursement Rights	44,516	132,308	9,803	115,686	50,310	-	2,477,199
Linked Deposits	-	-	-	469	-	12,315	-
Stored Material	6,184	24,779	14,443	1,595	34,606	10,400	174,160
Amounts to Receive 12,783/13 Law	-	-	-	-	-	-	-
Regulatory Asset (Installment A - CVA)	44	88,013	130,135	33,127	210,263	-	139,619
Financial Asset	-	-	-	-	-	-	-
Others	44,603	91,993	63,305	40,034	272,629	6,880	295,784
CURRENT TOTAL	464,658	717,619	617,185	287,949	1,619,410	372,711	3,725,354

NON-CURRENT

LONG-TERM ASSET
Dividends to Receive (Equity Participations Remuneration)	-	-	-	-	-	-	-
Clients (Consumers and Resellers)	208,545	25,389	213,346	31,266	42,618	-	78,428
Financing and Loans - principal	-	-	-	-	-	-	-
Marketable Securities	-	-	-	-	-	-	-
Deferred Fiscal Asset (Taxes and Contributions)	5,009	7,910	4,521	2,213	158,859	4,229	2,281,891
Income Tax and Social Contribution	-	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-	-
Reimbursement Rights	-	3,008,517	-	239,889	-	-	4,210,828
Linked Deposits	44,056	76,241	14,573	6,978	115,574	15,225	341,519
Amounts to Receive 12,783/13 Law	-	-	-	-	-	-	-
Financial Asset	652,428	827,145	674,237	340,026	1,781,660	-	1,183,823
Financial Asset – Indemnitiable Concession (Generation)	-	-	-	-	-	-	554,035
Advance for Equity Participations	-	-	-	-	-	-	-
Regulatory Asset (Installment A - CVA)	241,953	-	-	-	-	-	-
Others	564	3,896	1,298	86	594,126	12,207	23
LONG-TERM ASSET TOTAL	1,152,555	3,949,098	907,975	620,458	2,692,837	31,661	8,650,547

INVESTIMENTS	168	1,806	146	-	(573)	-	381,620

FIXED ASSET	22,519	28,737	25,871	7,243	118,576	1,977,663	1,285,872

INTANGIBLE	61,240	62,278	-	40,931	255,929	5,357	149,789

NON-CURRENT ASSET TOTAL	1,236,482	4,041,919	933,992	668,632	3,066,769	2,014,681	10,467,828

ASSET TOTAL	1,701,140	4,759,538	1,551,177	956,581	4,686,179	2,387,392	14,193,182

Marketletter 3Q15

LIABILITIES 09/30/2015	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG -D	ED Roraima	Amazonas D

CURRENT
Suppliers	246,739	874,430	172,972	183,661	955,075	253,444	4,421,861
Financig and Loans - principal	232,185	96,511	493,372	64,280	276,066	752,893	103,367
Financig and Loans - charges	-	-	2,711	-	39,741	663	-
Bonds	-	-	-	-	-	-	-
Taxes and Contributions	85,221	50,726	161,397	30,792	326,661	10,260	58,030
Income Tax and Social Contribution	296	-	-	41	-	-	1,329
Derivatives	-	-	-	-	-	-	-
Reimbursement Obligations	74,566	11,854	-	7,734	-	-	-
Advance to clients (Early Sell of Energy)	-	-	-	-	-	-	-
Shareholders Remuneration (dividends to pay)	-	-	-	-	-	-	-
Estimated Obligations	13,960	23,839	37,957	4,862	56,256	27,882	52,478
Provisions for Contingencies	-	-	-	-	-	-	-
Post-Employment Benefit (Complementary Pension Fund)	4,835	-	33,007	-	32,674	-	-
Leasing	-	-	-	-	-	-	131,536
Onerous Contracts	-	-	-	-	-	-	-
Concessions to Pay - UBP	14,042	63,486	30,833	43,740	400,729	-	-
Sector Charges (Statutory Taxes)	19,391	3,357	53,783	1,738	-	-	29
Others	34,115	24,523	45,667	19,855	427,144	220,163	93,005
CURRENT TOTAL	725,350	1,148,726	1,031,699	356,703	2,514,346	1,265,305	4,861,635

NON-CURRENT
Suppliers	-	1,346,984	-	226,899	1,030,798	-	7,559,570
Financig and Loans - principal	837,725	657,803	703,836	209,466	848,932	316,599	1,184,598
Bonds	-	-	-	-	-	-	-
Taxes and Contributions	5,237	3,824	65,874	1,661	8,141	-	-
Income Tax and Social Contribution	22,923	-	-	-	37,487	-	-
Derivatives	-	-	-	-	-	-	-
Reimbursement Obligations	-	148,535	-	141,687	-	-	2,397,607
Advance to clients (Early Sell of Energy)	-	-	-	-	-	-	-
Estimated Obligations	14,263	-	1,027	-	-	-	-
Provisions for Contingencies	88,815	132,155	166,527	9,419	536,768	49,686	347,910
Provision for uncovered liabilities on invested comapnies	-	-	-	-	-	-	-
Post-Employment Benefit (Complementary Pension Fund)	44,160	-	16,582	-	109,915	117	450
Leasing	-	-	-	-	-	-	1,139,976
Provision for Onerous Contracts	-	-	-	-	-	-	-
Concessions to Pay - UBP	-	-	-	-	-	-	-
Sector Charges (Statutory Taxes)	-	41,755	34,047	-	145,196	-	-
Advance for future capital Increase	8,307	245	16,416	12,787	-	-	-
Regulatory Liability (Installment A – CVA)	101,864	-	-	-	84,228	-	-
Others	48,564	1,326,102	499	724	38,963	360,220	142,092
NON-CURRENT TOTAL	1,171,858	3,657,403	1,004,808	602,643	2,840,428	726,622	12,772,203
-
SHAREHOLDERS’ EQUITY
Social Capital	726,447	1,325,124	1,256,331	475,789	3,475,679	436,750	4,610,171
Capital Reserves	-	-	-	-	-	-	-
Profit Reserves	-	-	-	-	-	-	-
Additional Dividend Purposes	-	-	-	-	-	-	-
Accumulated Profit/Losses	(863,703)	(1,371,715)	(1,747,816)	(478,132)	(4,303,008)	(40,415)	(8,049,444)
Other Comprehensive Income	(58,812)	-	6,155	(422)	158,735	(870)	(1,383)
Non-controlling Shareholders participation	-	-	-	-	-	-	-
-
SHAREHOLDERS’ EQUITY TOTAL	(196,068)	(46,591)	(485,330)	(2,765)	(668,594)	395,465	(3,440,656)
-
LIABILITIES AND SHAREHOLDERS’ EQUITY TOTAL	1,701,140	4,759,538	1,551,177	956,581	4,686,179	2,387,392	14,193,182

Marketletter 3Q15

STATEMENT OF INCOME 09/30/2015	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG -D	ED Roraima	Amazonas D

Operating Revenue	996,317	857,215	905,262	299,980	3,321,848	181,420	2,387,687

Electric Energy (Sell) Provision	-	-	-	-	-	28,647	-
Electric Energy Supply – Generation	-	-	-	-	-	-	700,007
Short Term electric Energy	-	-	-	-	-	-	966,350
Renewed Plants Operation and Maintenence Revenue	-	-	-	-	-	-	-
Construction Revenue of Plants	-	-	-	-	-	-	53,192
Financial – Return on Investment G	-	-	-	-	-	-	-
Electric Energy Supply - Distribution	1,322,395	1,121,258	1,236,062	421,247	5,093,468	188,088	875,937
Construction Revenue - Distribution	72,022	79,016	85,549	31,752	226,680	10,963	114,542
CVA and Others Financial Items	113,885	31,560	32,290	20,257	425,875	199	39,189
Other Operating Revenues	72,514	61,362	116,982	4,807	202,131	5,595	242,180

Deductions to Operating Revenues	(584,499)	(435,981)	(565,621)	(178,083)	(2,626,306)	(52,072)	(603,710)

Operating Expenses	(1,073,891)	(889,826)	(1,139,858)	(325,471)	(3,461,556)	(271,417)	(2,868,664)

Personnel, Material and Services	(174,387)	(186,093)	(202,573)	(68,191)	(613,834)	(65,358)	(471,451)
Electric Energy puchased for resale	(676,880)	(532,499)	(617,284)	(126,933)	(2,195,148)	(104,053)	(1,338,756)
Charges on Eletric Energy Grid Usage	(61,935)	(12,956)	(55,890)	(6,501)	(120,829)	-	(84,309)
Construction	(72,022)	(79,016)	(85,549)	(31,752)	(226,680)	(10,963)	(167,734)
Fuel used for electric energy production	-	-	-	(26,089)	-	(27,533)	(352,278)
Remuneration and Reimbursement (Royalties – Hydric Resources Usage)	-	-	-	-	-	-	(4,200)
Depreciation and Amortization	(25,044)	(27,097)	(26,163)	(12,091)	(87,946)	(7,906)	(146,780)
Operating Provisions	(7,885)	9,412	(97,956)	4,969	(97,039)	(53,406)	(84,396)
Others	(55,738)	(61,577)	(54,443)	(58,883)	(120,080)	(2,198)	(218,760)

OPERATIG RESULT BEFORE FINANCIAL RESULT	(77,574)	(32,611)	(234,596)	(25,491)	(139,708)	(89,997)	(480,977)

FINANCIAL REVENUES (EXPENSES)

Financial Investment Revenues	2,171	1,729	352	418	-	161	5,626
Interest, Commission and Rates revenue (loans and financing)	-	-	-	-	6,489	-	-
Debt Charges	(103,211)	(69,501)	(103,123)	(23,832)	(107,230)	(5,335)	(1,096,357)
Charges - Leasing	-	-	-	-	-	-	(205,773)
Charges – Shareholders Remuneration	-	-	-	-	-	-	-
Moratorium Increase on electric energy	19,275	27,658	41,802	10,457	-	(23,683)	41,408
Net Monetary Update	788	(40,644)	(38,709)	(7,127)	(118,219)	(5,642)	419,629
Net Exchange Update	(657)	-	-	-	(600,787)	-	15,849
Regulatory Asset and Liability Update (Installment A - CVA) - Net	23,215	6,031	7,714	-	25,603	43	10,811
Other financial revenue	1,106	149,204	9,978	-	81,961	(4,928)	18,969
Other financial expense	(27,183)	(192,523)	(27,690)	(12,096)	(30,383)	-	(83,271)

FINANCIAL RESULT	(84,496)	(118,046)	(109,676)	(32,180)	(742,566)	(39,384)	(873,109)

EQUITY PARTICIPATIONS RESULT	-	-	-	-	-	-	(68,060)

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	(162,070)	(150,657)	(344,272)	(57,671)	(882,274)	(129,381)	(1,422,146)

Income Tax and Social Contribution and Fiscal Incentives Revenue	(22,923)	-	-	-	-	-	-

RESULT BEFORE EQUITY PARTICIPATIONS	(184,993)	(150,657)	(344,272)	(57,671)	(882,274)	(129,381)	(1,422,146)

NET PROFIT OF THE PERIOD	(184,993)	(150,657)	(344,272)	(57,671)	(882,274)	(129,381)	(1,422,146)

Marketletter 3Q15

CASH FLOW 09/30/2015	Ceal	Ceron	Cepisa	Roraima	Celg	Eacre	Amazonas D

Operating Activities
Profit (loss) before income tax and social contribution	(162,070)	(150,657)	(344,272)	(129,381)	(882,274)	(57,671)	(1,422,146)

Depreciation and amortization	25,044	27,097	26,163	7,906	87,946	12,091	146,780
Net monetary and currency variation	9,896	40,644	7,802	-	830,810	7,127	(15,849)
Financing charges	103,211	69,501	103,123	5,335	107,230	23,832	390,838
Equity Method Result	-	-	-	-	-	-	68,060
Provision for uncovered liability	-	-	-	-	-	-	-
Provision for doubtful credit liquidation	12,583	6,606	2,582	59,364	93,083	7,794	78,484
Provisions for contingencies	104	(9,018)	95,374	(397)	-	493	11,718
Provision for loss with Investments	-	-	-	-	-	-	-
Provision for staff realignment	-	-	-	-	-	-	-
Provision for reduction on recoverable amount of Investment (Impairment)	-	-	-	-	-	-	-
Provision for onerous contracts	-	-	-	-	-	-	-
Provision for loss with Financial Asset	-	-	-	-	-	(10,004)	-
Global reversal reserve charges	-	-	-	-	-	-	-
Adjustment to Present Value / Market Value	(145)	-	-	-	-	-	-
Minority Participation in Result	-	-	-	-	-	-	-
Charges on Shareholders funds	-	-	-	-	-	-	-
Financial Asset Revenue by IRR	-	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-	-
Others	(7,263)	11,265	6,802	967	-	-	9,489
(Increase) decrease on operating asset/liability	119,877	169,108	140,375	63,453	681,676	19,235	723,231

Cash from Operating Activities	101,237	164,546	37,949	7,247	918,471	2,897	(9,395)

Payment of financial charges	(24,955)	(10,253)	-	(939)	(93,258)	(2,543)	(67,384)
Payment of charges of global reversal reserve	-	-	-	-	-	-	-
Financial charges receivable	-	-	-	-	48,077	-	-
Remuneration from equity investments received	-	-	-	-	-	-	-
Annual allowed Revenue Receiving (Financial Asset)	-	-	-	-	-	-	-
Financial Asset Indemnities Receiving	-	-	-	-	-	-	-
Payment of income tax and social contribution	(22,923)	-	-	-	-	-	-
Complementary pension fund payment	-	-	-	-	-	-	-
Payment of lawsuit contingencies	-	-	(30,421)	-	(63,107)	-	-
Lawsuit Deposits	(2,065)	(2,614)	-	-	(26,169)	-	9,129

Net Cash from Operating Activities	51,294	151,679	7,528	6,308	784,014	354	(67,650)

Financing Activities
Loans and financing obtained	83,961	14,319	119,108	5,468	866,535	24,010	27,186
Loans and financing payable - principal	(57,980)	(14,951)	(88,675)	(1,571)	(666,690)	(6,706)	(105,787)
Payment to Shareholders	-	-	-	-	-	-	-
Payment of refinancing of taxes and contributions - Principal	(8,845)	-	-	-	-	-	-
Compulsory Loan and Global Reversal Reserve	-	-	-	-	-	-	-
Receiving of advance for future capital increase (AFAC)	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	(915,532)
Net Cash from Financing Activities	17,136	(632)	30,433	3,897	199,845	17,304	(994,133)

Investment Activities

Financing and Loans Concessions	-	-	-	-	-	-	-
Receiving of Loans and Financing Ceded	-	-	-	-	-	-	-
Renegotiated Credits of energy receivables	-	-	-	-	-	-	-
Acquisition of property, unit and equipment	(1,168)	(778)	(6,386)	(2,630)	1,277	(470)	(7,043)
Acquisition of intangible assets	-	(28,858)	-	(14,483)	(92,659)	(145)	(7,332)
Acquisition of concession assets	(54,261)	(51,088)	(25,250)	3,416	(926,000)	(31,743)	(197,015)
Concession for advance of future capital increase	-	-	-	-	-	-	-
Acquisition/Contribution of capital in equity participation	-	-	-	-	-	-	(436,742)
Net Cash Flow in controlled company acquisition (CELG)	-	-	-	-	-	-	-
Others	1,265	-	-	(1)	-	-	1,774,204
Net Cash from investments activities	(54,164)	(80,724)	(31,636)	(13,698)	(1,017,382)	(32,358)	1,126,072

Increase (decrease) in cash and cash equivalents	14,266	70,323	6,325	(3,493)	(33,523)	(14,700)	64,289
Cash and cash equivalent – beginning of period	14,826	4,525	5,478	7,286	131,719	24,497	62,606
Cash and cash equivalent – end of period	29,092	74,848	11,803	3,794	98,196	9,797	126,895
	14,266	70,323	6,325	(3,492)	(33,523)	(14,700)	64,289

Marketletter 3Q15

ASSETS 09/30/2014	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG -D	ED Roraima	Amazonas D

CURRENT
Cash and Cash Equivalents	14,478	35,010	8,229	24,587	159,703	7,078	139,027
Clients (Consumenrs and Resellers)	235,088	181,356	262,803	69,662	604,744	45,555	402,404
Loans and Financing	-	-	-	-	-	-	-
Marketable Securities	26,233	-	-	-	-	-	-
Dividends to Receive (Remuneration of Equity Participation)	-	-	-	-	-	-	-
Deferred Fiscal Asset (Taxes and Contributions)	13,570	11,043	8,186	8,373	6,893	5,805	37,551
Income Tax and Social Contribution	-	14,183	14,678	544	-	-	-
Derivatives	-	-	-	-	-	-	-
Reimbursement Rights	28,236	-	46,493	5,880	67,805	-	2,897,060
Linked Deposits	-	230	-	462	103,538	-	-
Stored Material	5,152	7,799	10,586	1,782	31,236	1,707	240,312
Financial Asset	-	-	-	-	-	-	-
Others	99,622	38,972	53,122	27,610	201,759	18,422	308,703
CURRENT TOTAL	422,379	288,593	404,097	138,900	1,175,678	78,567	4,025,057

NON-CURRENT

LONG-TERM CURRENT
Clients (Consumenrs and Resellers)	187,339	26,740	214,228	19,533	102,717	3,720	69,256
Loans and Financing - principal	-	-	-	-	-	-	-
Marketable Securities	-	-	-	-	16,192	-	-
Deferred Fiscal Asset (Taxes and Contributions)	5,053	9,352	4,594	2,929	169,153	10,908	1,980,476
Income Tax and Social Contribution	-	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-	-
Reimbursement Rights	-	2,375,661	-	245,616	-	124,918	10,478,350
Linked Deposits	51,985	66,626	12,709	5,516	-	17,107	299,091
Financial Asset	648,559	735,172	623,186	302,627	1,837,195	168,398	3,253,445
Advance for equity participation	-	-	-	-	-	-	-
Others	564	3,958	1,477	86	1,043,047	2,604	9,072
LONG-TERM CURRENT TOTAL	893,500	3,217,509	856,194	576,307	3,168,304	327,655	16,089,690

INVESTIMENTS	168	1,806	146	-	3,620	-	7,678

FIXED ASSET	22,298	29,772	19,695	6,458	146,810	11,289	1,201,146

INTANGIBLE	20,381	66,987	30,668	38,874	103,160	5,899	136,040

NON-CURRENT TOTAL	936,347	3,316,074	906,703	621,639	3,421,894	344,843	17,434,554

ASSET TOTAL	1,358,726	3,604,667	1,310,800	760,539	4,597,572	423,410	21,459,611

Marketletter 3Q15

LIABILITIES 09/30/2014	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG -D	ED Roraima	Amazonas D
CURRENT
Suppliers	290,186	1,412,865	156,291	54,133	587,492	268,343	7,965,935
Financing and Loans - principal	443,284	291,423	414,986	58,791	282,459	29,642	905,928
Financing and Loans - charges	-	2,453	2,526	7,289	27,222	-	4,277
Bonds	-	-	-	-	24,487	-	-
Taxes and Social Contribution	66,931	35,081	94,206	18,630	164,414	3,771	32,623
Income Tax and Social Contributuion	584	-	2,535	-	-	-	1,659
Derivatives	-	-	-	-	-	-	-
Reimbursement Obligations	-	-	-	-	-	-	2,897,060
Advance to clients (Early Energy Sell)	-	-	-	-	-	-	-
Remuneration to Shareholders (dividends to pay)	-	-	-	-	-	-	-
Estimated Obligations	17,529	30,117	28,932	7,155	39,071	11,565	70,690
Provisions for Contingencies	-	-	-	-	-	-	-
Post-Employment Benefit (Complementary Pension Fund)	13,830	757	28,219	552	-	-	1,332
Leasing	-	-	-	-	-	-	192,579
Onerous Contracts	-	-	-	-	-	-	-
Concessions to Pay - UBP	-	-	-	-	-	-	-
Sectorial Charges (statutory taxes)	432	6,279	20,375	31,760	228,117	-	-
Others	95,391	18,981	34,352	10,941	320,916	41,439	134,396
CURRENT TOTAL	928,167	1,797,956	782,422	189,251	1,674,178	354,760	12,206,479

NON-CURRENT
Suppliers	1,702	-	-	213,217	863,394	-	493,918
Financing and Loans - principal	331,874	337,759	530,592	154,100	299,312	11,289	951,495
Bonds	-	-	-	-	168,219	-	-
Taxes and Social Contribution	5,947	3,521	84,174	6,872	42,689	-	-
Income Tax and Social Contributuion	-	-	-	-	52,588	-	-
Derivatives	-	-	-	-	-	-	-
Reimbursement Obligations	-	148,412	-	122,422	-	57,209	8,319,637
Advance to clients (Early Energy Sell)	-	-	-	-	-	-	-
Estimated Obligations	-	-	-	-	-	-	3,771
Provisions for Contingencies	86,366	126,441	92,011	10,576	1,038,530	27,343	264,909
Provision for uncovered liabilities on invested companies	-	-	-	-	-	-	-
Post-Employment Benefit (Complementary Pension Fund)	158,829	-	75,829	314	-	1,846	1,362
Leasing	-	-	-	-	-	-	1,861,599
Provision for Onerous Contracts	-	-	-	-	-	-	344,865
Concessions to Pay - UBP	-	-	-	-	-	-	-
Sectorial Charges (statutory taxes)	-	37,703	34,701	-	191,060	-	-
Obligations for asset demobilization (Nuclear power plant demobilization)	-	-	-	-	-	-	-
Advance for future capital Increase	8,084	252	16,416	12,787	-	-	-
Others	48,296	1,338,269	2,604	113	140,625	33,368	443,307
NON-CURRENT TOTAL	641,098	1,992,357	836,327	520,401	2,796,417	131,055	12,684,863
-
STOCKHOLDERS’ EQUITY
Social Capital	726,447	1,325,124	1,256,331	475,789	3,475,679	684,204	4,610,171
Capital Reserves	-	-	-	-	-	-	-
Profit Reserves	-	-	-	-	-	-	-
Additional Dividend Purposed	-	-	-	-	-	-	-
Profit/Losses Accumulated	(772,495)	(1,510,770)	(1,529,951)	(424,902)	(3,549,648)	(745,233)	(8,039,493)
Other Comprehensive Income	(164,491)	-	(34,329)	-	200,946	(1,376)	(2,409)
Non-controlling Shareholders Participations	-	-	-	-	-	-	-
-
STOCKHOLDERS’ EQUITY TOTAL	(210,539)	(185,646)	(307,949)	50,887	126,977	(62,405)	(3,431,731)

LIABILITY AND STOCKHOLDERS’ EQUITY TOTAL	1,358,726	3,604,667	1,310,800	760,539	4,597,572	423,410	21,459,611

Marketletter 3Q15

STATEMENT OF INCOME 09/30/2014	ED Alagoas	ED Rondonia	ED Piaui	ED Acre	CELG -D	ED Roraima	Amazonas D

Operating Revenue	757,877	851,849	701,299	270,217	-	142,298	2,413,046

Electric Energy (Sell) Provision	-	-	-	-	-	-	-
Electric Energy Supply – Generation	-	-	-	-	-	-	826,118
Short Term electric Energy	-	-	-	-	-	-	1,135,812
Renewed Plants Operation and Maintenence Revenue	-	-	-	-	-	-	-
Construction Revenue of Plants	-	-	-	-	-	-	51,879
Financial – Return on Investment G	-	-	-	-	-	-	-
Financial Effect Itaipu (Parent Company)	-	-	-	-	-	-	-
Renewed Lines Operation and Maintenence Revenue	-	-	-	-	-	-	-
Operation and Maintenence Revenue	-	-	-	-	-	-	-
Construction Revenue - Transmission	-	-	-	-	-	-	-
Financial – Return on Investment T	-	-	-	-	-	-	-
Electric Energy Supply – Distribution	906,829	948,646	802,622	336,830	-	166,829	448,606
Construction Revenue - Distribution	57,464	128,745	78,356	34,816	-	8,703	229,903
Others Operating Revenues	54,928	47,348	101,666	2,414	-	7,075	202,499

Deductions to Operating Revenues	(261,344)	(272,890)	(281,345)	(103,843)	-	(40,309)	(481,771)

Operating Expenses	(908,181)	(817,340)	(725,958)	(196,895)	-	(209,618)	(2,469,090)

Personnel, Material and Services	(163,294)	(190,336)	(187,523)	(63,276)	-	(62,099)	(466,303)
Electric Energy Purchased for Resale	(546,061)	(373,605)	(372,939)	(96,014)	-	(72,247)	(1,024,217)
Charges on Electric Energy Grid Usage	(43,551)	(10,004)	(39,291)	(1,865)	-	-	-
Construction	(57,464)	(128,745)	(78,356)	(34,816)	-	(8,703)	(281,782)
Fuel used for electric energy production	-	-	-	-	-	(14,826)	(111,078)
Remuneration and Reimbursement (Royalties – Hydric Resources Usage)	-	-	-	-	-	-	(5,103)
Depreciation and Amortization	(24,062)	(25,173)	(23,130)	(10,370)	-	(7,028)	(77,343)
Operating Provisions	(7,070)	(10,123)	26,607	17,420	-	(18,692)	(12,245)
Others	(66,679)	(79,354)	(51,326)	(7,974)	-	(26,023)	(491,019)

OPERATING RESULT BEFORE FINANCIAL RESULT	(150,304)	34,509	(24,659)	73,322	-	(67,320)	(56,044)

FINANCIAL REVENUE (EXPENSES)

Financial Investments Revenue	1,272	509	470	998	-	787	3,273
Interest, Commission and Rates revenue (loans and financing)	-	-	-	-	-	-	-
Debt Charges	(47,771)	(41,455)	(76,116)	(13,554)	-	(2,149)	(739,994)
Charges - Leasing	-	-	-	-	-	-	(240,096)
Charges – remuneration to shareholders	-	-	-	-	-	-	-
Moratorium Increase on electric energy	22,851	22,612	30,689	10,668	-	-	31,167
Net Monetary Update	10,430	(4,286)	(21,558)	(32,125)	-	(875)	1,097
Net Exchange Update	-	-	-	-	-	-	-
Regulatory Asset and Liability Update (Installment A - CVA) - Net	-	-	-	-	-	-	-
Other financial Revenues	18,311	15,323	15,662	-	-	-	67,396
Other financial expenses	(43,928)	(20,465)	(10,425)	(9,501)	-	(1,139)	(6,028)

FINANCIAL RESULT	(38,835)	(27,762)	(61,278)	(43,514)	-	(3,376)	(883,185)

EQUITY PARTICIPATIONS RESULT	-	-	-	-	-	-	-

RESULT BEFORE SOCIAL CONTRIBUTION, INCOME TAX, EMPLOYEES AND MANAGEMENT PARTICIPATION AND MINORITY PARTICIPATION	(189,139)	6,747	(85,937)	29,808	-	(70,696)	(939,229)

Income Tax and Social Contribution and Fiscal Incentives Revenue	-	(3,739)	(2,535)	-	-	-	-

RESULT BEFORE EQUITY PARTICIPATIONS	(189,139)	3,008	(88,472)	29,808	-	(70,696)	(939,229)

NET PROFIT OF THE PERIOD	(189,139)	3,008	(88,472)	29,808	-	(70,696)	(939,229)

Marketletter 3Q15

CASH FLOW 09/30/2014	ED Alagoas	ED Rondônia	ED Piauí	ED Roraima	Celg D	ED Acre	Amazonas D

Operating Activities
Profit (loss) before income tax and social contribution	(189,139)	6,747	(85,937)	(46,494)	-	21,489	(844,182)

Depreciation and amortization	24,062	25,173	23,130	7,028	-	10,370	85,654
Net monetary and currency variation	3,837	4,286	1,383	-	-	32,125	(1,097)
Financing charges	47,771	41,455	58,601	2,149	-	13,554	321,483
Equity Method Result	-	-	-	-	-	-	-
Provision for uncovered liability	-	-	-	-	-	-	-
Provision for doubtful credit liquidation	(15,101)	(4,343)	(61,848)	19,547	-	(8,073)	(18,240)
Provisions for contingencies	2,893	14,466	35,241	4,628	-	2,577	(23,390)
Provision for loss with Investment	-	-	-	-	-	-	-
Provision for staff realignment	-	-	-	-	-	-	-
Provision for reduction on recoverable amount of Investment (Impairment)	-	-	-	-	-	-	-
Provision for onerous contracts	-	-	-	-	-	-	-
Provision for loss with Financial Asset	-	-	-	-	-	(3,556)	-
Global reversal reserve charges	-	-	-	-	-	-	-
Adjustment to Present Value / Market Amount	(163)	-	-	-	-	-	-
Minority Participation in Result	-	-	-	-	-	-	-
Charges on Shareholders funds	-	-	-	-	-	-	-
Financial Asset Revenue by IRR	-	-	-	-	-	-	-
Derivatives	-	-	-	-	-	-	-
Others	(258,033)	30,988	24,436	(4,692)	-	2,368	27,223
(Increase) decrease on operating asset/liability	322,751	(97,094)	(7,508)	13,241	-	(78,624)	289,259

Cash from Operating Activities	(61,122)	21,678	(12,502)	(4,593)	-	(7,770)	(163,290)

Payment of financial charges	(34,637)	(25,759)	-	(1,991)	-	(6,192)	(97,771)
Payment of charges of global reversal reserve	-	-	-	-	-	-	-
Financial charges receivable	-	-	-	-	-	-	-
Remuneration from equity investments received	-	-	-	-	-	-	-
Annual allowed Revenue Receiving (Financial Asset)	-	-	-	-	-	-	-
Financial Asset Indemnities Receiving	-	-	-	-	-	-	-
Payment of income tax and social contribution	-	-	(2,535)	-	-	-	-
Complementary pension fund payment	-	-	-	-	-	-	-
Payment of lawsuit contingencies	-	-	(15,158)	-	-	-	-
Lawsuit Deposits	7,410	(449)	-	-	-	-	(28,878)

Net Cash from Operating Activities	(88,349)	(4,530)	(30,195)	(6,584)	-	(13,962)	(289,939)

Financing Activities
Loans and financing obtained	216,430	171,833	253,581	18,981	-	74,175	797,457
Loans and financing payment - principal	(77,387)	(41,351)	(160,037)	(3,446)	-	(17,590)	(145,992)
Payment to Shareholders	-	-	-	-	-	-	-
Payment of refinancing of taxes and contributions - Principal	(2,313)	-	-	-	-	-	-
Compulsory loan and Global Reversal Reserve	-	-	-	-	-	-	-
Receiving of advance for future capital increase (AFAC)	-	-	785	-	-	-	-
Others	-	-	-	-	-	-	-
Net Cash from Financing Activities	136,730	130,482	94,329	15,535	-	56,585	651,465

Investment Activities

Financing and Loans Concessions	-	-	-	-	-	-	-
Receiving of Loans and Financing Ceded	-	-	-	-	-	-	-
Receiving of credit energy renegotiated	-	-	-	-	-	-	-
Acquisition of fixed assets	(1,590)	(646)	(1,162)	(8,121)	-	(932)	(7,255)
Acquisition of intangible assets	(8,637)	(6,710)	(630)	(911)	-	(1,519)	(10,252)
Acquisition of concession assets	(48,825)	(124,480)	(76,563)	(343)	-	(33,675)	(289,648)
Concession for advance of future capital increase	-	-	-	-	-	-	-
Acquisition/Contribution of capital in equity participation	-	-	-	-	-	-	-
Others	(497)	-	-	-	-	(8)	-
Net Cash from investments activities	(59,549)	(131,836)	(78,355)	(9,375)	-	(36,134)	(307,155)

Increase (decrease) in cash and cash equivalents	(11,168)	(5,884)	(14,221)	(424)	-	6,489	54,371
Cash and cash equivalent – beginning of period	25,646	40,894	22,450	7,502	-	18,098	84,656
Cash and cash equivalent – end of period	14,478	35,010	8,229	7,078	-	24,587	139,027
	(11,168)	(5,884)	(14,221)	(424)	-	6,489	54,371

Marketletter 3Q15

IV.3 Financial Informations and Result Analysis of Eletrobras Companies

                                                                                                            R$ million

Company	Net Operating Revenue		Service Result		Profit/Loss of Period		EBITDA		Margin EBITDA
	09M15	09M14	09M15	09M14	09M15	09M14	09M15	09M14	09M15	09M14
Eletronorte	4,470	4,529	1,050	1,298	415	1,232	1,500	1,681	34%	37%
Chesf	2,772	2,555	62	-468	603	15	131	-421	5%	-16%
Furnas	4,857	4,508	1,062	862	394	-292	1,211	373	25%	8%
Eletronuclear	1,457	1,422	-3,327	-297	-3,433	-442	-3,058	-26	-210%	-2%
Eletrosul	1,182	788	239	662	-309	146	42	496	4%	63%
CGTEE	301	252	-116	-199	-363	-341	-58	-144	-19%	-57%
Amazonas G&T	78	-	7	-	-40	-	23	-	30%	-

                                                                                                                                                                                                                                                                                         R$ million

Company	Net Operating Revenue		Service Result		Profit/Loss of Period		EBITDA		Margin EBITDA
	09M15	09M14	09M15	09M14	09M15	09M14	09M15	09M14	09M15	09M14
ED Acre	300	270	-25	73	-58	30	-13	84	-4%	31%
ED Alagoas	996	758	-78	-150	-185	-189	-53	-126	-5%	-17%
Amazonas D	2,388	2,413	-481	-56	-1,422	-939	-402	21	-17%	1%
ED Piauí	905	701	-235	-25	-344	-88	-208	-2	-23%	0%
ED Rondônia	857	852	-33	35	-151	3	-6	60	-1%	7%
ED Roraima	181	142	-90	-67	-129	-71	-82	-60	-45%	-42%
Celg D	3,322	-	-140	-	-882	-	-52	-	-2%	-

Marketletter 3Q15

IV.3.1 Financing and Loans – R$ Million

Local Currency (LC) +  Foreign Currency (FC)

Empresa Eletrobras	Eletrobras (a)							Outros Credores (b)							Total (a+b)
	2015	2016	2017	2018	2019	2020	After 2020	2015	2016	2017	2018	2019	2020	Após 2020
Eletronorte	124.53	334.48	334.23	281.02	256.17	248.62	1,478.31	66.81	186.01	110.20	108.38	108.21	113.70	1,110.65	4,861.32
Chesf	3.18	12.56	10.15	7.01	-	-	-	28.23	270.47	270.47	270.47	95.47	22.09	-	990.11
Furnas	368.00	140.00	506.00	484.00	455.00	474.00	1,591.00	269.00	91.00	594.00	1,519.00	560.00	569.00	1,598.00	9,218.00
Eletronuclear	14.16	77.40	108.40	135.64	138.11	138.11	836.56	18.36	36.58	77.36	112.92	151.89	162.98	4,583.55	6,592.02
Eletrosul	144.40	58.76	240.67	246.65	242.70	232.37	961.43	380.41	63.25	369.65	164.82	140.87	120.85	480.73	3,847.56
CGTEE	83.56	262.94	237.15	238.82	241.69	231.25	1,041.50	-	-	-	-	-	-	-	2,336.91
Itaipu Binacional	116.50	485.22	516.80	550.81	587.21	626.40	1,024.54	204.49	837.53	895.58	955.58	1,019.54	1,088.21	2,844.25	11,752.66
ED Acre	64.28	34.11	18.51	32.87	22.06	67.16	34.76	-	-	-	-	-	-	-	273.75
ED Alagoas	232.00	169.00	157.00	135.00	101.00	92.00	182.00	-	10.00	-	-	-	-	2.00	1,080.00
ED Amazonas Energia	652.70	198.50	313.20	260.20	208.40	196.40	318.20	-	-	-	-	-	-	-	2,147.60
ED Piauí	125.92	428.99	149.14	51.97	24.36	7.52	368.14	0.14	1.41	3.01	3.01	3.01	3.01	30.30	1,199.92
ED Rondônia	5.50	133.91	158.97	122.33	127.44	80.89	127.78	-	-	-	-	-	-	-	756.82
ED Roraima	5.54	5.48	6.02	6.13	5.03	4.57	8.57	-	-	-	-	-	-	-	41.34
Celg D	2.34	9.34	9.34	8.34	3.31	3.31	11.57	78.87	315.97	222.00	144.61	112.40	101.48	267.61	1,290.48

(1) Saldo do passivo circulante.

Marketletter 3Q15

IV.3.2 Analysis Result of Generation and Transmission Companies

Eletrobras Eletronorte

The Company presented a net profit in 3Q15 269.69% higher than the one registered in the previous quarter, from a R$ 60.5 million profit in 2Q15 to R$ 223.6 million in 3Q15, mainly due to the factors described below.

Operating Revenue

In Generation

The revenues from the generation segment showed an increase of 5.2% in the 3Q15, from R$ 1,273.0 million to R$ 1,339.5 million. This increase is mainly explained by (i) variation of R$ 32.0 million in electric power supply revenue, related to seasonality of CCEAR contracts Tucuruí, being sold 1,183.76   Mw/Average in 2Q15 and 1,058.58 Mw/Average in 3Q15; (ii) and the increase of R$ 33.3 million in short-term electricity revenues, related to the flexibility of such contracts, particularly the agreement with BTG that has contracted the purchase of 600 Mw/Average with 20% flexibility, which in the 2Q15 it was sold 515.7 Mw/ Average and in 3Q15 720 Mw/Average.

In Transmission:

The transmission segment revenues remained at the same level as the previous quarter, from R$ 277.8 million to R$ 281.8 million. The R$ 11.7 million decrease in operating and maintenance income of renewed lines was more than offset primarily (i) the increase of R$ 8.1 million from Financial account - Return on Investment; and (ii) increased R$ 6.4 million of construction revenue, which is equivalent to operating expenses not affecting the company's results.

Others Operating Revenues

The account Others Operating Income shows a decrease from a R$ 60 million in 2Q15 to an expense of R$ 9 million in 3Q15. This change was due to the reclassification of revenues of the PROINFA and the CDE, which are no longer registered in this group and are now classified as a reduction of the deduction of dues revenue.

Operating Expense

The operating expenses decreased 5%, from R$ 1,169.7 million in 2Q15 to R$ 941.1 million in 3Q15 principally due to (i) lower costs of electricity purchased for resale, which fell by 121%, from R$ 480.8 million in the 2Q15 for a spending recovery of R$ 105.0 million in 3Q15, due to the reversal of the accrued value of the GSF provisioned. This reduction was offset mainly by an  increase of 15% in personnel, materials and services,, from R$ 340.7 million in 2Q15 to R$ 391.7 million in 3Q15, due to the adjustment salary coming from the Collective Labor Agreement concentrated in 3Q15; and (ii) an increase in operating provisions account, from R$ 33.9 million in 2Q15 to R$ 266.3 million in 3Q15 due to the update concerning to civil claims, amounting to R$ 236 million.

Marketletter 3Q15

Financial Result

The financial expenses increased by 163.5%, from R$ 142.4 million in 2Q15 to R$ 375.4 million in 3Q15. This variation is mainly due to the R$ 183.5 million increase in expenses related to exchange rate fluctuations in the quarter, which was partially offset by (i) reduction of R$ 37.1 million with active monetary update, related to reduction of renew on advances for future capital increase (AFAC) and the adjustment costs on renegotiated credits with the Amapá Electricity Company - CEA; and (ii) the decrease in other financial income of R$ 22.4 million resulting from the adjustment of the updates on the judicial deposits amounting to R$ 42.9 million.

Equity Participations

The income from equity investments increased by 283.7%, from R$ 19.0 million in 2Q15 to R$ 73.0 million in 3Q15, mainly due to the positive result of Norte Brasil Transmissora de Energia S.A. in the 2Q15 was R$ 2.5 million and in 3Q15 was R$ 47.5 million.

Marketletter 3Q15

Eletrobras Chesf

The Company presented in the 3Q15 a net result 40.8% higher than reported in the previous quarter, from a R$ 124.8 million profit in 2Q15 to a R$ 175.7 million profit in 3Q15, mainly due to the following factors described.

Operating Revenue

In Generation:

The revenues from generation segment showed a decrease of 2.9% in 3Q15, from R$ 715.8 million in 2Q15 to R$ 695.6 million in 3Q15. This reduction is mainly explained by a variation in the electric energy supply, which refers to the sale of energy on the open market, of approximately R$ 20 million. The increase in the supply of electricity to R$ 136 million, due to the renewal of contracts with industrial consumers, was offset by a decrease of the same amount in short-term energy, due to a lower thermal dispatch of TPE Camaçari.

In Transmission:

The transmission segment revenues remained at the same level as the 2Q15. There was a slight increase in operating and maintaining income of the lines renewed at R$ 15 million and an increase in construction revenues of R$ 58.6 million, mainly due to investments in lines renewed by Law 12,783/2013, which has equivalent value in operating expenses, which does not affect the company's results.

Operating Expenses

The operating expenses fell by R$ 49.6 million, or 5.1%, from R$ 976.4 million in 2Q15 to R$ 926.8 million in 3Q15. Among the main changes, is highlighted (i) the reduction in the fuel for producing electricity of R$ 39 million due to reduced dispatch of TPE Camaçari; (ii) the reduction in operating provisions of R$ 87.8 million due mainly to the change in the value of the legal fees for the lawsuit from the K factor; and (iii) the positive effect of other operating expenses of R$ 39.4 million due mainly to the record of the reversal of other operating provisions. These decreases were partially offset by (i) an increase in personnel expenses, material and services (PMS) of R$ 35.5 million, caused mainly by the wage increase coming from the Labor Collective Agreement of concentrated in 3Q15; and (ii) the increase in electricity purchased for resale at R$ 25.5 million, mainly due to purchases occurred in the CCEE in the third quarter 2015.

Financial Result

The net financial result decreased by 47.3%, froma revenue of R$ 212.9 a million in 2Q15 to a revenue of R$ 112.2 million in 3Q15, mainly due to the reduction in accounts receivable of compensation concerning the renewal of concessions under 12,783/2013 Law, which increased from a revenue of R$ 178 million in 2Q15 to a R$ 72.6 million revenue in 3Q15.

Marketletter 3Q15

Equity Participation Result

The result from equity investments increased by 246.2%, from a R$ 16.7 million in 2Q15 to a R$ 57.8 million in 3Q15. This variation was mainly due to equity on the profit for the third quarter of investees Interligação Elétrica do Madeira and Sistema de Transmissão Nordeste.

Marketletter 3Q15

Eletrobras Furnas

The Company presented in 3Q15 a net profit 191.6% higher than reported in the previous quarter, from a loss of R$ 204.2 million in 2Q15 to a profit of R$ 187.1 million profit in 3Q15, mainly due to the following factors described.

Operating Revenue

In Generation:

The generation segment revenues increased by 32.3% in 3Q15, from R$ 1,128.1 million in 2Q15 to R$ 1,492.2 million in 3Q15. This increase was due mainly to (i) an increase of R$ 249.8 million in the energy sold in the short-term market; (ii) the increase of R$ 52 million in power supply due to sales in the auction of free and regulated energy; and (iii) the increase of R$ 48.4 million in operating and maintenance revenue of renewed power plants, resulting from the increase in sales of physical guarantee of quotas, as well as the inclusion of SHP Coronel Domiciano and Ervália.

In Transmission

The transmission segment revenues increased by 14.8% in 3Q15, or R$ 64.9 million, of which R$ 56.7 million correspond to construction revenue that having equivalent register in operating expenses, has no influence the outcome of the company.

Operating Expenses

The operating expenses fell by R$ 152 million, or 10.4%, from R$ 1,466.4 million in 2Q15 to R$ 1,314.4 million in 3Q15. This decrease is due mainly to the decrease in electricity purchased for resale, from R$ 364.8 million in 2Q15 to R$ 199 million in 3Q15; and (ii) the reversal of operating provisions of R$ 318.5 million, a result of the impacts caused by reversals of labor, civil, tax and environmental contingencies in the amount of R$ 116.8 million, R$ 75.4 million R$ 115.5 million and R$ 38.2 million, respectively, along with a reversal of allowance for loan losses of R$ 108.2 million. These decreases were partially offset by (i) an increase in personnel expenses, material and services (PMS) of R$ 220.1 million, from R$ 330 million in 2Q15 to R$ 550.1 million due in 3Q15, mainly due to the labor collective agreement, which adjustment is concentrated in 3Q15; (ii) the payment of labor liabilities amounting to R$ 86.3 million; and (iii) an increase in third party services of R$ 45.6 million.

Financial Result

The net financial result increased by 1,057.8%, from an expense of R$ 29 million in 2Q15 to an expense of R$ 336.3 million in 3Q15, mainly due to (i) the net exchange differences worth R$ 168 million, a result of the currency devaluation affecting loans and financings in foreign currency; (ii) the decrease in other financial income of R$ 108 million, for the 2Q15 was registered R$ 106 million received in fines for advances to suppliers; and (iii) a decrease of R$ 85 million of compensation of damages due to the decrease in trade accounts receivable by renewed concessions under Law 12,783/2013.

Marketletter 3Q15

Equity Participation Result

The result from equity investments increased by 199.7%, from an expense of R$ 75.2 million in 2Q15 to a revenue of R$ 75 million in 3Q15, mainly due to the result in Goiás Transmissão companies, Interligação Elétrica do Madeira and Serra do Facão.

Marketletter 3Q15

Eletrobras Eletronuclear

The Company presented a net loss in 3Q15 2,712.0% lower than the one in the 2Q15, from R$ 121.3 million to R$ 3,410.7 million in 3Q15, mainly due to the factors described below.

Operating Revenue

In Generation

The net operating revenue shows an increase of R$ 15.3 million due to the climb in the electric energy supply, which grew 3.6% or R$ 19 million, mainly due to the variable portion.

Operating Expense

The operating expenses increased by R$ 3,487.7 million, or 794.1%, from R$ 439.2 million in 2Q15 to R$ 3,926.8 million in 3Q15. This increase was due primarily to the register of impairment related to Angra 3 in the amount of R$ 3,386 million.

Financial Result

The financial result increased by R$ 198 million, from an expense of R$ 140, 5 million in 2Q15 to a revenue of R$ 26.2 million in 3Q15. This increase is mainly due to (i) increasing the active exchange variation of R$ 73.1 million resulting from the income account in the fund for decommissioning, whose securities portfolio is pegged to the US dollar; (ii) the decrease in account of passive exchange variation of R $ 16.5 million, due to the reduction of the company's exposure to currency adjustment obligations; and (iii) an increase in other financial income of R $ 111.1 million, primarily as a result of the adjustment to present value of liabilities for asset retirement, due to the reduction of the useful life of the assets related to this liability.

Marketletter 3Q15

Eletrobras Eletrosul

The Company had a net profit in 3Q15 56.0% lower than the reported in the previous quarter, from a loss of R$ 69.6 million in 2Q15 to a loss of R$ 109.2 million in 3Q15, mainly due to factors described below.

Operating Revenue

In Generation

The revenues from the generation segment showed a decrease in 3Q15, from R$ 174.5 million in 2Q15 to R$ 148.4 million in 3Q15. This reduction is mainly explained by the decrease of R$ 20.8 million in energy revenues sold on the spot market (CCEE), due to the decrease in the PLD and the prices charged for the procurement in the ACL.

In Transmission

The transmission segment revenues increased 18.9% from R$ 247.7 million in 2Q15 to R$ 294.4 million in 3Q15. This variation is mainly due to (i) increase of R$ 17.3 million of operating income and maintenance of renewed lines, due to the tariff readjustment of the Allowed Annual Revenue - RAP 2015/2016 cycle; and (ii) the increase of R$ 36.1 million of construction revenue, which is equivalent to operating expenses not affecting the company's results. The increase in construction revenue is related to the auction ventures 04/2014 (Aneel Concession Contract 01/2015).

Operating Expense

The operating expenses increased 38.3% from R$ 236.2 million in 2Q15 to R$ 326.7 million in 3Q15. This increase is mainly due to (i) the variation of 20.1% in personal account, material and services, from R$ 111.7 million in 2Q15 to R$ 135.0 million in 3Q15, mainly due the collective bargaining agreement, which adjustment is concentrated in 3Q15; (ii) the effects of increased spending on electricity purchased for resale, which increased 43.9%, from R$ 42.2 million in 2Q15 to R$ 60.7 million in 3Q15, due to increased volume of energy purchased the SPE ESBR (20% share of Eletrosul) to service the requirement in hiring BNDES financing (Power Purchase Agreement contract - PPA).

Marketletter 3Q15

Financial Result

The financial expense increased by 241.5%, from R$ 32.9 million in 2Q15 to R$ 112.5 million in 3Q15. This variation was mainly by (i) an increase in the passive monetary update of R$ 55.1 million, due to the increase of the indexes that correct the loan and financing of the company; and (ii) the reduction in the compensation of damages, from R$ 43.8 million in 2Q15 to R$ 13.2 million in 3Q15, on balance reduction function of compensation receivable.

Equity Participation Result

The result of equity investments showed no  variation in 3Q15, remaining at the same level, showed in 2Q15, R$ 142.2 million. Collaborated for that the higher loss recorded in the affiliated companies ESBR Participações, Livramento Holding and Teles Pires Participacões, and the reduction of losses in investees Santa Vitória do Palmar and Chui Holding.

Marketletter 3Q15

CGTEE

The Company presented a net profit in 3Q15 43.0% higher than reported in the previous quarter, from a loss of R$ 124.9 million in 2Q15 to a loss of R$ 71.2 million in 3Q15, mainly due to factors described below.

Operating Revenue

In Generation

The generation segment revenues increased 126.8% in the 3Q15, from R$ 61.9 million in 2Q15 to R$ 140.3 million in 3Q15, mainly due (i) the recognition of revenues from the 1st  auction of new energy; and (ii) the reduction of reimbursement of Candiota III (Phase C), which allowed the Company perform the billing of monthly revenue.

Operating Expense

The operating expenses increased by R$ 14.8 million, or 15.0%, from R$ 98.7 million in 2Q15 to R$ 113.6 million in 3Q15, mainly due to (i) the increase in personnel expenses, material and services R$ 10.7 million, or 17.1%, a result of the collective labor agreement, which adjustment is concentrated in 3Q15; and (ii) an increase in operating provisions of 1,041.2%, from R$ 0.4 million in 2Q15 to R$ 5.1 million in 3Q15, due to the recognition of provisions for labor and civil cases.

Financial Result

The net financial result remained at the same level as the previous period, not impacting the company's results.

Marketletter 3Q15

Eletropar

The Company presented in 3Q15 a net profit 186.7% higher than reported in the previous quarter, from a R$ 0.8 million profit in 2Q15, to a R$ 2.2 million profit in 3Q15, mainly due to factors described below.

Operating Expenses

The operating expenses decreased by R$ 0.04 million, from R$ 1.19 million in 2Q15 to R$ 1.15 million in 3Q15, mainly due to the decrease in other financial expenses of R$ 0.2 million, a result of the decrease in advertising expenditures. This decrease was partially offset by an increase in personnel expenses, material and third-part related services by 13%, from R$ 0.8 million in 2Q15 to R$ 0.96 million in 3Q15, due to the collective labor agreement which adjustment is concentrated in 3Q15.

Financial Result

The financial result increased by R$ 0.3 million, from a revenue of R$ 1.7 million of revenue in the 2Q15 to an income of R$ 2.0 million in 3Q15, mainly due to financial investments revenue which increased by 18.2% between the 2Q15 and 3Q15, from R$ 1.7 million to R$ 2 million due to the higher volume of funds.

Result of Investment on Equity Participation

The result from equity investments increased by 299.2%, from R$ 0.4 million in 2Q15 to R$ 1.6 million in 3Q15, due to the recognition of equity income relating to investments in CTEEP Invested Company.

Marketletter 3Q15

IV.2.3 Analysis Result of Distribution Companies

Amazonas Energia

In order of the unbundling process occurred in Amazonas Energia, comparative analysis of the results of 3Q15 versus 2Q15 it is not applicable.

Marketletter 3Q15

Eletrobras Distribuição Acre

The company posted a loss 787.9% below the one reported in the previous quarter, from R$ 3.0 million in 2Q15 to R$ 20.9 million in 3Q15, mainly due to the factors described below.

Operating Revenue

In Distribution

The net operating revenues increased 34.2%, from R$ 89.0 million in 2Q15 to R$ 119.4 million in 3Q15. This growth can be explained by the revenue climb with electricity supply at R$ 29.4 million, as it amounts received from the tariff banners account no longer registered as a reduction of costs and have been recorded as income from the 3Q15.

Operating Expense

The operating expenses increased by 79.8%, or R$ 59.2 million, from R$ 74.1 million in 2Q15 to R$ 133.3 million in 3Q15, due primarily to (i) increase of R$ 3.0 million in expenses with PMS because of the collective labor agreement, which adjustment is concentrated in 3Q15; (ii) the increase in other operating expenses of R$ 45.6 million, from R$ 3.0 million in 2Q15 to R$ 48.6 million in 3Q15, due to the recognition of oil return to the CCC and low reimbursement rights by the CCC. This increase was partially offset by a decrease in expenses of R$ 21.9 million, or 52.1%, in electricity purchased for resale, a result of the reclassification of amounts received from the account of tariff flags, before reducing energy costs and that this quarter were reclassified to supply electricity revenue.

Financial Result

The financial expenses decreased by 40.6%, from R$ 11.9 million in 2Q15 to R$ 7.0 million in 3Q15. This variation is due mainly to (i) the R$ 3.7 million decrease in passive restatement account, due to the reduction of IPCA applied on compensation rights; and (ii) the reduction of R$ 4.8 million in other financial expenses, related to lower expenses in 3Q15 to return resources to consumers for non-compliance with minimum quality standards set by ANEEL. This negative variation was partially offset by increased spending on debt charges of R$ 7.8 million in debt renegotiation function and increase the agreed adjustment indices for each contract.

Marketletter 3Q15

Eletrobras Distribuição Alagoas

The Company presented a net profit in 3Q15, 43.31% higher than reported in the previous quarter, from a loss of R$ 80.5 million in 2Q15 to a loss of R$ 115.3 million in 3Q15, mainly due to factors described below.

Operating Revenue

In Distribution

The operating income increased by R$ 57.8 million, from a revenue R$ 280.4 million in 2Q15 to an income of R$ 338 million in 3Q15. The R$ 57.8 million reduction in the supply of electricity in the period, due to the decrease in the volume of energy sold - seasonality in the region was offset by (i) an increase of R$ 78.8 million of CVA and other financial components in function in the accounting record of the CVA; and (ii) the decrease in deductions from revenue of R$ 36.9 million, or 15.38%.

Operating Expense

The operating expenses increased by R$ 130.8 million, or 41.4%, from R$ 316.2 million in 2Q15 to R$ 447 million in 3Q15, mainly due to (i) the personal account of increase, material and services of R$ 10.7 million, or 18.5%, due to the collective labor agreement, which adjustment is concentrated in 3Q15; (ii) the increase in electricity purchased for resale of R$ 108.4 million, or 59.1%, from R$ 183.6 million in 2Q15 to R$ 292 million in 3Q15, due to the reclassification of the constitution of the CVA energy expenditure, which reduced this account, to operating income.

Financial Result

The financial expenses showed a decrease of R$ 15.6 million, from R$ 42.7 million in 2Q15 to R$ 27.1 million in 3Q15, mainly due to the reduction of R$ 8.9 million in other financial expenses, from R  10.2 million in 2Q15 to R$ 1.2 million in 3Q15 due to the renegotiation of the debt service with Eletrobras.

Marketletter 3Q15

Eletrobras Distribuição Piauí

The Company presented in 3Q15 a net profit 436.4% lower than reported in the previous quarter, from a loss of R$ 51.3 million in 2Q15 to R$ 275.3 million in 3Q15, mainly due to the factors described below.

Operating Revenue

In Distribution

The operating income remained at the same level as the previous period. The increase recorded in the electricity supply of R$ 45.4 million, or 11.2%, due to the increase in the volume of energy sold and the tariff increase was almost entirely offset by a reduction in income of CVA and other components financial R$ 31.6 million, or 273.1%. The latter, as a result of the difference at the time of the annual tariff adjustment between the amounts approved by ANEEL and accounted for, relating to non-manageable costs by the company ("Tranche A").

Operating Expense

The operating expenses increased by R$ 193 million, or 59.4%, from R$ 324.7 million in 2Q15 to R$ 517.7 million in 3Q15. This increase is mainly due to (i) the grow of account  personal, material and services of R$ 16.1 million, or 24.0%, due to the collective labor agreement, which adjustment is concentrated in 3Q15; (ii) the increase in electricity purchased for resale of R$ 26.8%, from R$ 197.6 million in 2Q15 to R$ 250.7 million in 3Q15, due to higher energy purchase volume in the third quarter as well as the largest expenditure of the variable portion of contracts available, summed R$ 30.3 million only in the third quarter of the year; (iii) the increase of charges on use of electric energy grid of R$ 35.5 million, a result of increased Charge System Service (ESS) and the Reserve Energy Charge, given the company's exposure in the spot market ; and (iv) and the increase in operating provisions of R$ 77.5 million, or 1,007%, depending on the variation due to the increase in provisions for contingencies (ENGESER Lawsuit and Veleiro Agrícola) and the provision for credits of doubtful settlement.

Financial Result

The financial expenses increased by R$ 33.9 million, from R$ 7.7 million in 2Q15 to R$ 41.5 million in 3Q15, mainly due to (i) the increase in the debt burden in 53,5%, from R$ 24.8 million in 2Q15 to R$ 38 million in 3Q15, due to the entry of new financing. In 3Q15 there was an inflow of R$ 156.9 million, while in 2Q15 was R$ 75.9 million.

Marketletter 3Q15

Eletrobras Distribuição Rondônia

The Company presented in 3Q15 a net profit 573.7% lower than reported in the previous quarter, from a R$ 28.2 million profit in 2Q15 to a loss of R$ 133.5 million in 3Q15, mainly due to the following factors described.

Operating Revenue

Operating income remained at the same level as the previous quarter, R$ 285.8 million.

Operating Expense

The operating expenses increased by R$ 121.8 million, or 51.7%, from R$ 235.3 million in 2Q15 to R$ 357.1 million in 3Q15. This variation is mainly due to (i) the increase in personnel expenses, material and third-part related services, which showed a 26.5% increase, from R$ 55.8 million in 2Q15 to R$ 70.6 million in 3Q15 , mainly due to the collective labor agreement, which adjustment is concentrated in 3Q15; and (ii) an increase of 97.2% in electricity purchased for resale, from R$ 118.6 million in 2Q15 to R$ 233.9 million in 3Q15, given the seasonality of consumption, coupled with the increase in price the Settlement of Differences.

Financial Result

The financial expenses fell by R$ 41.6 million, from R$ 20.7 million in 2Q15 to R$ 62.2 million in 3Q15, mainly due to the reduction of monetary update of R$ 22.2 million and R$ 41.5 million increase in other financial expenses, both related to debt with Petrobras. This decrease was partially offset by the positive change in the restatement of the Fuel Consumption Account credits, which varied R$ 24.4 million in the quarter.

Marketletter 3Q15

Eletrobras Distribuição Roraima

The Company presented in 3Q15 a net profit 6.3% lower than reported in the previous quarter, from a loss of R$ 45.6 million in 2Q15 to R$ 48.5 million in 3Q15, mainly due to the factors described below.

Operating Revenue

In Distribution

The operating income increased by 2.4%, or R$ 1.5 million, from R$ 60.3 million in 2Q15 to R$ 61.7 million in 3Q15, mainly due to the grow in the volume of energy sold in the period.

Operating Expense

The operating expenses fell by R$ 5.9 million, or 21.1%, from R$ 28.1 million in 2Q15 to R$ 22.1 million in 3Q15, mainly due to (i) the reduction in operating provisions of R$ 13.7 million, or 73.9%, due to the reversal of the provision for payment of profit sharing; and (ii) the increase in electricity purchased for resale of R$ 4.8 million due to the higher volume of energy sold in the quarter. This decrease was partially offset by higher personnel expenses account, material and services by R$ 7.1 million, a result of the collective labor agreement, which adjustment is concentrated in 3Q15.

Financial Result

The financial result shows a net decrease of R$ 8.8 million, or 50.2%, from an expense of R$ 17.5 million in 2Q15 to an expense of R$ 26.3 million in 3Q15, due, mainly due to the increase of R$ 3.0 million in debt charges relating to the restatement of loans and financing; to R$ 4.0 million increase in arrears on electricity, from R$ 9.8 million in 2Q15 to R$ 13.8 million in 3Q15; and the increase of R$ 3.4 million in net currency variations, both because of accounting adjustments made in the 3rd quarter.

Marketletter 3Q15

Celg D

The Company presented in 3Q15 a net profit 637.0% lower than reported in the previous quarter, from a loss of R$ 69.9 million in 2Q15 to a loss of R$ 515.4 million in 3Q15, mainly due to the following factors described.

Operating Revenue

In Distribution

The operating income showed a reduction of R$ 81.5 million, from R$ 1,121 million in 2Q15 to R$ 1,039.4 million in 3Q15. This decrease is due mainly to the reduction of R$ 236.9 million in CVA and other financial components, caused by the accounting in 2Q15 retroactive to January/2015 in compliance with the circular office No. 185/2015-SSF/ANEEL and the reduction in the 3Q15, the cost related to involuntary exposure of the company. This variation was partially offset by (i) an increase of R$ 125.7 million in electricity supply revenue as a result of the tariff adjustment; and (ii) an increase of R$ 19.8 million in other operating income primarily related to subsidy CDE to fund the tariff discounts defined in Aneel Resolution Authorizing 1,947 of September 08, 2015.

Operating Expense

The operating expenses remained at the same level as the previous quarter, R$ 1,133.4 million. The increase in operating provisions of R$ 32.7 million, or 307.4%, due to adjustment in the Allowance Registration Rules, together with the R$ 20.6 million increase in personnel, material and services expenses, were partially offset by the R$ 84.7 million in electricity purchased for resale. This, explained by the variation in the spot market CCEE.

Financial Result

The financial expenses showed a variation of R$ 370.5 million, from an expense of R$ 50.9 million in 2Q15 to an expense of R$ 421.5 million in 3Q15. This increase is explained mainly by (i) R$ 364 million increase in net exchange variation, or 241.5%, due to the debt in dollars, purchased power from Itaipu; and (ii) the increase of R$ 43.6 million in monetary update, due to the anticipation of redemption of debentures and the issuance of Fund's shares in Credit Receivables - FIDC.

Marketletter 3Q15

V. Market Data of Eletrobras Companies

V.1 Installed Capacity – MW

Empresas Company	Integral Responsability (a)	Integral Responsability under O&M Regime (b)	SPE (c)	SPE under O&M Regime (d)	Physical Aggregation 2015	Total (a+b+c+d)
Eletrobras Holding (1)	-	-	13	-	-	13
Eletronorte	9,281	78	121	-	-	9,480
Chesf (2)	1,123	9,215	719	-	-57	11,056
Furnas	4,212	4,617	1,645	403	-	10,878
Eletronuclear	1,990	-	-	-	-	1,990
Eletrosul	428	-	729	-	193	1,157
CGTEE (3)	670	-	-	-	-170	670
Itaipu	7,000	-	-	-	-	7,000
Empresas Distribuidoras	2,207	-	-	-	-	2,207
Total	26,911	13,910	3,227	403	-34	44,450

(1) The Artilleros Wind Power Plant was not included, becauste it is located abroad.

(2) The reduction concerns the relinquishment of the concession of the Camaçari TPP, now operating at 69 MW.

(3) Plants out of commercial operation.

V.2 Transmission Lines - Km

Company	Integral Responsability (a)	Integral Responsability under O&M Regime (b)	SPE (c)	Physical Aggregation 2015	Total (a+b+c)
Eletronorte	710	10,003	2,072	610	12,784
Chesf	1,129	18,604	1,189	143	20,921
Furnas	1,148	18,759	1,361	-	21,267
Eletrosul	1,294	9,443	1,083	-851(1)	11,820
Empresas Distribuidoras	701	-	-	-	701
Total	4,982	56,808	5,704	-98	67,493

(1) It refers to assets revaluation and sale of shares to Eletronorte performed by Eletrosul. Excluding this revaluation, the physical aggregation in 2015 is 254km.

Marketletter 3Q15

VI. Generation Data

VI.1 Installed Capacity - MW

VI.1.2 Generation Assets and Generated Energy

VI.1.2.1 Generation Assets and Generated Energy – Enterprises under Integral Responsability

Company	Enterprise	Location (State)	Beginning of Operation	End of Operation	Intalled Capacity (MW)	Energy Assured (Average MW)	Generated Energy MWh
							1Q15	2Q15	3Q15
Eletronorte	HPU Tucuruí	PA	nov/84	jul/24	8,535.00	4,140.00	10,800,855.04	13,267,920.20	7,267,752.62
	HPU Samuel	RO	jul/89	sep/29	216.75	92.70	315,530.08	307,776.83	215,809.05
	HPU Curuá-Una	PA	jul/77	jul/28	30.30	24.00	50,839.75	59,159.36	60,250.86
	UTE Rio Madeira (1)	RO	apr/68	sep/18	119.35	-	-	-	-
	TPU Santana	AP	jan/93	may/19	177.74	-	150,116.29	72,855.41	82,458.87
	TPU Rio Branco I (2)	AC	feb/98	jul/20	18.65	-	-	-	-
	TPU Rio Branco II (2)	AC	apr /81	jul/20	32.75	-	-	-	-
	TPU Rio Acre	AC	dec/94	Apr/25	45.49	-	-	-	6.78
	TPU – Santarém	PA	jun/14	- (4)	18.75	-	1,085.83	1,364.73	9.90
	TPU Senador Arnon Afonso Farias de Mello (3)	RR	dec/90	aug/24	85.99	-	-	-	-
Chesf	Curemas	PB	jun/57	nov/24	3.52	1.00	-	-	1.66
	Sobradinho	BA	apr /79	feb/22	1,050.30	531.00	478,415.53	450,334.21	397,587.30
	Camaçari (5)	BA	feb/79	aug/27	69.12	45.80	106,292.50	102,344.93	43,941.46
Furnas	HPU Mascarenhas de Moraes	MG	apr/73	oct/23	476.00	295.00	232,477.00	90,292.87	151,572.01
	HPU Itumbiara	GO/MG	feb/80	feb/20	2,082.00	1,015.00	1,162,156.00	764,157.83	911,816.25
	HPU Simplício	RJ	jun/13	aug/41	305.70	191.30	155,833.00	88,638.16	26,975.96
	HPU Batalha	MG	may/14	aug/41	52.50	48.80	55,625.00	61,114.59	56,935.64
	HPU Serra da Mesa (48,46%) (6)	GO	apr /98	nov/39	1,275.00	671.00	433,694,00	367,211.99	655,555.96
	HPU Manso (70%) (6)	MT	oct/00	feb/35	212.00	92.00	152,859,00	121,272.95	107,202.38
	TPU Santa Cruz (7)	RJ	mar/67	jul/15	500.00	401.20	649,013,00	670,063.33	648,963.70
	TPU Roberto Silveira (Campos)	RJ	apr /77	jul/27	30.00	21.00	37,561,00	39,593.40	28,273.47
Eletronuclear	NPP Angra I	RJ	jan/85	dec/24	640.00	509.80	993,895.75	560,970.67	1,217,790.17
	NPP Angra II	RJ	sep/00	aug/40	1,350.00	1,204.70	2,939,594.99	3,010,946.64	2,653,740.84

Marketletter 3Q15

Company	Enterprise	Location (State)	Beginning of Operation	End of Operation	Intalled Capacity (MW)	Energy Assured (Average MW)	Generated Energy MWh
							1Q15	2Q15	3Q15
Eletrosul	HPU Passo São João	RS	mar/12	aug/41	77.00	41.10	125,958.70	124,412.45	127,620.74
	HPU Mauá (8)	PR	nov/12	jul/42	177.90	96.90	354,147.00	329,915.71	345,767.72
	HPU São Domingos	MS	jun/13	dec/37	48.00	36.40	51,318.60	84,080.10	68,742.32
	PCH Barra do Rio Chapéu	SC	feb/13	may/34	15.15	8.61	26,336.10	23,490.32	21,723.90
	PCH João Borges	SC	jul/13	dec/35	19.00	10.14	20,902.00	14,540.91	23,249.90
	WPP Eólica Cerro Chato I	RS	nov/11	aug/45	30.00	11.30	16,984.69	20,745.80	27,831.47
	WPP Eólica Cerro Chato II	RS	sep/11	aug/45	30.00	11.30	18,134.97	21,878.12	28,668.99
	WPP Eólica Cerro Chato III	RS	jun/11	aug/45	30.00	11.30	18,040.00	21,306.82	28,431.74
	WPP Megawatt Solar	SC	sep/14	-	0.93	-	166.90	57.77	44.05
CGTEE	TPU P. Médici (Candiota)	RS	jan/74	jul/15	320.00	183.40	160,764.64	130,382.83	182,361.10
	TPU Candiota III – Fase C	RS	jan/11	jul/41	350.00	262.40	439,814.33	443,554.11	430,072.54
	TPU S. Jerônimo (Candiota)	RS	apr /53	jul/15	-	-	-	-	-
	TPU Nutepa (Candiota)	RS	feb/68	jul/15	-	-	-	-	-
Itaipu Binacional	HPU Itaipu Binacional	PR	mar/85	-	14,000.00	8,577.00	22,591,833.00	20,484,219.00	22,060,323.00

(1) ANEEL Ordinance no 223 as of 01/28/2014, declares as unusefulls the goods of TPU Rio Madeira.

(2) ANEEL Ordinance no 136 as of 01/21/2014, recommends to the MME the authorization extinction of public service of TPU’s Rio Branco I and II UTE´s Rio Branco I and II.

(3) Courtesy in lending to Boa Vista Energia from February 10, 2010.

(4) MME Ordinance No. 454 of 12/23/2013, provides that the deadline will be until it comes into operation a structural solution to supply the loads of Tramo West, which is in the study EPE-DEE-AED-RE-005/2013 of the Company Energy-EPE research.

(5) The termination of concession of the Camaçari TPP was requested of ANEEL and awaits approval by the MME. The installed capacity and physical guarantee of the plant correspond to the operation of generating unit number 3, as per ANEEL dispatch 247, of February, 3, 2015.

(6) It includes only the percentage of Furnas.

(7) The power of 500 MW excludes GU’s 3 and 4 whose commercial operation is briefly suspended by Aneel, as Order No 3,263 of 19 October 2012. It includes, however, the power of 150 MW yet available due to the delay in the works expansion of the plant at the end of which the GU’s 11 and 21 operate in combined cycle with GU’s 1 and 2. The physical guarantee (assured energy) of 401.2 MW is on the installed capacity of 500 MW.

(8) The reported values refer to the Company's stake in the venture (Consortium Mauá 49% Eletrosul).

Marketletter 3Q15

VI.1.2.2 Generation Assets and Generated Energy – Enterprises under Integral Responsibility O&M

Company	Enterprise	Location (State)	Beginning of Operation	End of Operation	Intalled Capacity (MW)	Energy Assured (Average MW)	Generated Energy (MWh)
							1Q15	2Q15	3Q15
Eletronorte	HPU Coaracy Nunes	AP	oct/75	dec/42	78.00	-	135,287.92	146,246.01	147,501.63
Chesf	HPU Funil	BA	mar/62	dec/42	30.00	10.91	7,834.98	5,631.67	17,356.31
	HPU Pedra	BA	apr/78	dec/42	20.00	3.74	2,649.02	2,644.14	2,466.37
	HPU Araras	CE	feb/67	jul/15	4.00	-	-	-	-
	Paulo Afonso Complex and Piloto	BA	jan/55	dec/42	4,281.60	2,225.00	2,363,769.33	2,291,746.33	2,047,660.77
	HPU Luiz Gonzaga (Itaparica)	PE	feb/88	dec/42	1,479.60	959.00	1,014,696.06	988,915.58	877,300.83
	HPU Boa Esperança (Castelo Branco)	PI	jan/70	dec/42	237.30	143.00	266,113.33	245,714.13	242,929.97
	HPU Xingó	SE	apr/94	dec/42	3,162.00	2,139.00	2,665,746.94	2,548,700.84	2,250,582.56
Furnas	HPU Furnas	MG	mar/63	dec/42	1,216.00	598.00	360,680.00	71,766.65	178,925.21
	HPU Luis Carlos Barreto (Estreito)	SP/MG	jan/69	dec/42	1,050.00	495.00	491,199.00	169,333.96	301,794.62
	HPU Porto Colômbia	MG/SP	mar/73	dec/42	320.00	185.00	306,127.00	204,114.50	186,149.29
	HPU Marimbondo	SP/MG	apr/75	dec/42	1,440.00	726.00	567,597.00	384,963.84	512,856.77
	HPU Funil	RJ	apr/69	dec/42	216.00	121.00	90,133.00	111,047.42	100,733.98
	HPU Corumbá I	GO	apr/97	dec/42	375.00	209.00	306,875.00	523,445.45	339,876.04
Eletronuclear	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Eletrosul	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
CGTEE	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Itaipu Binacional	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

n/a – not applicable

Marketletter 3Q15

VI.1.3.Energy Sold

VI.1.3.1 Energy Sold by enterprises not renewed by 12,783/13 Law

Company	Buyer	1Q15			2Q15		3Q15
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletronorte	Sistema Eletrobras	103.80	575,677	103.10	572,770	109.76	585,846
	Outros	1,162.61	7,942,065	1,141.74	7,810,885	1,165.45	8,090,994
Chesf	Sistema Eletrobras	-	-	-	-	-	-
	Outros	234.60	2,095,530	256.70	2,147,781	393.51	1,666,237
Furnas	Sistema Eletrobras	56.84	274,029	70.84	340,354	76.92	359,769
	Outros	943.19	4,367,723	921.36	4,129,299	957.01	4,148,829
Eletronuclear	Sistema Eletrobras	34.32	208,947	34.32	211,171	34.32	204,326
	Outros	527.24	3,209,688	527.24	3,243,850	527.24	3,288,662
Eletrosul	Sistema Eletrobras	-	-	-	-	-	-
	Outros	85.35	474,196	83.78	456,032	83.03	433,218
CGTEE	Sistema Eletrobras	170.44	938,011	171.93	922,505	175.80	916,943
	Outros	-	-	-	-	-	-
Itaipu Binacional	Sistema Eletrobras	732.00	19,226,577	752.00	18,021,994	758.00	19,453,771
	Outros	91.00	3,207,190	71.00	2,323,007	65.00	2,452,194

VI.1.3.2 Energy Sold by enterprises renewed by 12,783/13 Law – O&M

Company	Buyer	1Q15		2Q15		3Q15
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Eletronorte	Sistema Eletrobras	19.96	282,873	12.94	217,146	5.92	176,013
	Outros	-	-	-	-	-	-
Chesf	Sistema Eletrobras	25.80	932,065	26.60	941,985	24.22	976,812
	Outros	294.90	10,695,351	303.90	10,763,316	276.74	11,124,463
Furnas	Sistema Eletrobras	7.06	248,943	8.33	304,237	15.15	416,993
	Outros	136.28	4,807,883	131.35	4,806,411	173.05	4,763,321
Eletronuclear	Sistema Eletrobras	n/a	n/a	n/a	n/a	n/a	n/a
	Outros	n/a	n/a	n/a	n/a	n/a	n/a
Eletrosul	Sistema Eletrobras	n/a	n/a	n/a	n/a	n/a	n/a
	Outros	n/a	n/a	n/a	n/a	n/a	n/a
CGTEE	Sistema Eletrobras	n/a	n/a	n/a	n/a	n/a	n/a
	Outros	n/a	n/a	n/a	n/a	n/a	n/a

Marketletter 3Q15

Itaipu Binacional	Sistema Eletrobras	n/a	n/a	n/a	n/a	n/a	n/a
	Outros	n/a	n/a	n/a	n/a	n/a	n/a

VI.1.3.3 CCEE Settlement (Spot and MRE)

Company	Net
	R$ Milhões			MWh
	1Q15	2Q15	3Q15	1Q15	2Q15	3Q15
Eletronorte	-380.75	-152.29	-171.60	2,514,303	4,960,957	-1,225,415
Chesf	148.13	115.24	14.90	361,133	343,803	-15,624
Furnas	258.07	50.27	248.17	n/d	n/d	n/d
Eletronuclear	n/a	n/a	n/a	n/a	n/a	n/a
Eletrosul	62.94	21.97	16.86	346,025	263,177	326,422
CGTEE	15.64	55.29	36.53	45,861	112,996	159,461
Itaipu Binacional	n/a	n/a	n/a	n/a	n/a	n/a

VI.1.4 Energy purchased for Resale(1)

Company	Buyer	1Q15		2Q15		3Q15
		R$ Million	MWh	R$ Million	R$ Million	MWh	R$ Million
Eletronorte	Sistema Eletrobras	-	-	-	-	-	-
	Outros	409.20	1,361,733	480.80	1,226,432	-105.07	826,459
Chesf	Sistema Eletrobras	-	-	-	-	-	-
	Outros	81.51	516,793	72.00	425,423	86.63	495,547
Furnas	Sistema Eletrobras	-	-	-	-	-	-
	Outros	163.47	871,436	186.72	982,717	131.42	840,935
Eletronuclear	Sistema Eletrobras	n/a	n/a	n/a	n/a	n/a	n/a
	Outros	n/a	n/a	n/a	n/a	n/a	n/a
Eletrosul (2)	Sistema Eletrobras	-	-	-	-	-	-
	Outros	58.33	309,337	47.60	285,665	59.66	349,949
CGTEE	Sistema Eletrobras	46.76	291,735	47.25	294,840	52.02	298,080
	Outros	-	-	-	-	-	-
Itaipu Binacional	Sistema Eletrobras	n/a	n/a	n/a	n/a	n/a	n/a
	Outros	n/a	n/a	n/a	n/a	n/a	n/a

(1)    Rectified values. Considers only companies own assets.

(2)    Includes compensation Klabin (SHU Salto Mauá). As the Concession Agreement No. 001/2007-MME-HPU Mauá, the Mauá project will reimburse Klabin S/A for the loss of generation in Hydroelectric Plant Salto Mauá.

Marketletter 3Q15

VI.1.5 Average Rate – R$/MWh

VI.1.5.1 Enterprises not renewed by 12,783/13 Law

Eletrobras Companies	1Q15	2Q15	3T15
Eletronorte	148.68	148.48	146.97
Chesf	111.96	119.50	236.16
Furnas	215.44	221.99	229.32
Eletronuclear	164.27	162.54	160.77
Eletrosul	179.99	183.72	191.66
CGTEE	159.82	186.37	191.73
Itaipu Binacional (1)	148.68	148.48	146.97

(1)    Amounts in US$/KW.

VI.1.5.2 Enterprises not renewed by 12,783/13 Law – O&M

Eletrobras Companies	1Q15	2Q15	3Q15
Eletronorte	70.55	59.59	33.63
Chesf	27.58	28.24	24.87
Furnas	28.34	27.33	36.33
Eletronuclear	n/a	n/a	n/a
Eletrosul	n/a	n/a	n/a
CGTEE	n/a	n/a	n/a
Itaipu Binacional	n/a	n/a	n/a

n/a – not applicable

Marketletter 3Q15

VI.1.6 Fuel Used for Electric Energy Production

Eletrobras Companies	Type	Unit	1Q15		2Q15		3Q15
			Amount	R$ Million	Amount	R$ Million	Amount	R$ Million
Eletronorte	Special Diesel Oil	Litre	40,354,000	110.94	20,785,000	59.04	24,380,000	72.83
Chesf	Diesel Oil(1)	Litre	-	2.09	-	-	-	-
	Gas	m3	36,440,473	68.67	34,842,391	65.65	14,743	26.66
Furnas	Special Diesel Oil	Litre	-	-	-	-	-	-
	Fuel Oil B1	Ton	-	-	-	-	-	-
	Diesel Oil	Litre	-	-	-	-	-	-
	Gas	m3	408,708,083	143.78	407,794,636	133.80	398,014,049	140.71
Eletronuclear	Uranium	kg	53,697	88.93	43,583	72.18	55,721	71.12
Eletrosul	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
CGTEE	Coal	Ton		21.63	595,569	22.62	621,555	23.60
	Fuel Oil	kg	5,300,840	11.02	6,949,730	11.50	11,443,084	19.47
	Diesel Oil	Litre	7,900	0.02	26,200	0.06	20,400	0.05
Itaipu Binacional	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Marketletter 3Q15

VII. Transmission Data – Assets under Integral Responsibility

VII.1 Transmission Lines Extension – Enterprises renewed by 12,783/13 Law – O&M – Km

Eletrobras Companies	765 KV	600 KV	525 KV	500 KV	440 KV	345 KV	230 KV	138 KV	<138 KV	Total
Eletronorte	-	-	-	3,243	-	-	5,618	959	183	10,003
Chesf	-	-	-	5,207	-	-	12,623	463	311	18,604
Furnas	2,698	1,612	-	4,005	-	6,145	1,929	2,205	165	18,759
Eletronuclear	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Eletrosul	-	-	2,717	-	-	-	4,799	1,871	56	9,443
CGTEE	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
ED Amazonas Energia	-	-	-	-	-	-	-	-	-	-
Total	2,698	1,612	2,717	12,455	-	6,145	24,969	5,497	715	56,808

VII.1.2 Transmission Lines Extension – Enterprises not renewed by 12,783/13 Law – O&M – Km

Eletrobras Companies	765 KV	600 KV	525 KV	500 KV	440 KV	345 KV	230 KV	138 KV	<138 KV	Total
Eletronorte	-	-	-	-	-	-	710	-	-	710
Chesf	-	-	-	-	-	-	1,129	-	-	1,129
Furnas	-	-	-	664	664	161	161	323	323	2,296
Eletronuclear	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Eletrosul	-	-	987	-	-	-	292	15	-	1,294
CGTEE	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
ED Amazonas Energia	-	-	-	-	-	-	378	14	308	701
Total	-	-	987	664	664	161	2,670	352	631	6,129

Marketletter 3Q15

VII.2 Transmission Losses - %

Eletrobras Companies	1Q15	2Q15	3Q15
Eletronorte	0.97	1.22	1.07
Chesf	1.90	2.28	2.09
Furnas	2.31	2.11	2.25
Eletronuclear	n/a	n/a	n/a
Eletrosul	1.53	1.40	1.40
CGTEE	n/a	n/a	n/a

VII.3 Substation

VII.3.1 Substation - Eneterprise renewed by 12,783/13 Law

Eletrobras Companies	SS	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession
Eletronorte	Altamira	120.30	PA	jun/98	dec/42
	Cametá	23.55	PA	aug/98	dec/42
	Carajás	0.30	PA	nov/06	dec/42
	Guamá	454.00	PA	dec/81	dec/42
	Marabá	1,063.80	PA	oct/81	dec/42
	Rurópolis	300.60	PA	dec/98	dec/42
	Santa Maria	500.15	PA	sep/95	dec/42
	Tucuruí	969.00	PA	oct/81	dec/42
	Transamazônica	60.30	PA	dec/98	dec/42
	Tucuruí-Vila	58.44	PA	jun/99	dec/42
	Utinga	602.00	PA	dec/81	dec/42
	Vila do Conde	3,549.40	PA	dec/81	dec/42
	Integradora	-	PA	jul/13	dec/42
	São Luis I	401.73	MA	dec/82	dec/42
	São Luis II	2,829.00	MA	dec/82	dec/42
	Miranda II	500.60	MA	jun/98	dec/42
	Peritoró	300.11	MA	dec/82	dec/42
	Presidente Dutra	721.03	MA	dec/82	dec/42
	Coelho Neto	130.00	MA	jan/00	dec/42
	Imperatriz	1,842.17	MA	dec/82	dec/42
	Porto Franco	366.50	MA	feb/94	dec/42
	Colinas	1.50	TO	mar/99	dec/42
	Miracema	362.50	TO	mar/99	dec/42
	Barra do peixe	150.60	MT	nov/93	dec/42
	Couto Magalhães	15.11	MT	oct/81	dec/42
	Coxipó	571.20	MT	jul/87	dec/42
	Jauru	600.45	MT	jun/03	dec/42
	Nova Mutum	60.60	MT	sep/96	dec/42
	Rondonopolis	200.90	MT	jul/83	dec/42
	Sinop	356.00	MT	sep/96	dec/42
	Sorriso	60.60	MT	sep/96	dec/42
	Epitaciolândia	22.10	AC	mar/08	dec/42
	Sena Madureira	18.75	AC	oct/08	dec/42
	Rio Branco	422.95	AC	nov/12	dec/42
	Ariquemes	120.30	RO	aug/94	dec/42
	Ji-Paraná	380.60	RO	sep/94	dec/42
	Porto Velho	525.60	RO	jul/89	dec/42
	Abunã	110.60	RO	may/02	dec/42
	Samuel	0.30	RO	jul/89	dec/42
	Pimenta Bueno	110.60	RO	jun/08	dec/42
	Vilhena	120.60	RO	oct/08	dec/42
	Jaru	30.15	RO	sep/97	dec/42
	Coaracy Nunes	40.08	AP	nov/75	dec/42
	Portuária	20.05	AP	apr/96	dec/42
	Amapá	10.08	AP	dec/01	dec/42
	Tartarugalzinho	40.22	AP	jun/00	dec/42
	Calçoene	10.08	AP	may/02	dec/42
	Santana	120.45	AP	oct/75	dec/42
	Santa Rita	80.03	AP	dec/07	dec/42
	Equatorial	79.95	AP	aug/00	dec/42
	Macapá II	53.43	AP	nov/96	dec/42
	Boa Vista	301.65	RR	jul/01	dec/42
Chesf	SE Elev. Usina Apolonio Sales	480.00	AL	feb/77	dec/42
	SE Elev. Usina Luiz Gonzaga	1,665.00	PE	may/88	dec/42
	SE Elev. Usina Paulo Afonso I	202.50	BA	jan/55	dec/42
	SE Elev. Usina Paulo Afonso II	495.00	BA	jan/62	dec/42
	SE Elev. Usina Paulo Afonso III	960.00	BA	jan/71	dec/42
	SE Elev. Usina Paulo Afonso IV	2,700.00	BA	nov/79	dec/42
	SE Elev. Usina Piloto	3.00	BA	jan/53	dec/42
	SE Elev. Usina Xingó	3,330.00	SE	nov/94	dec/42
	SE Elev. Usina de Araras	5.00	CE	feb/60	dec/42
	SE Elev. Usina B. Esperança	280.00	PI	mar/70	dec/42
	SE Elev. Usina de Funil	43.20	BA	jan/59	dec/42
	SE Elev. Usina de Pedra	27.00	BA	nov/78	dec/42
	SE Pau Ferro	301.00	PE	aug/02	dec/42
	SE Paraiso	200.00	RN	feb/04	dec/42
	SE Bom Nome	388.00	PE	oct/63	dec/42
	SE Irecê	229.00	BA	sep/81	dec/42
	SE Milagres	1,520.00	CE	jan/64	dec/42
	SE Mirueira	401.00	PE	aug/78	dec/42
	SE Moxotó	20.00	BA	jan/72	dec/42
	SE Mulungú	10.00	BA	may/75	dec/42
	SE Sobradinho	900.00	BA	oct/79	dec/42
	SE Sobral II	400.00	CE	nov/73	dec/42
	SE Tacaimbó	301.00	PE	jun/85	dec/42
	SE Cícero Dantas	101.00	BA	may/56	dec/42
	SE Açu II	378.00	RN	nov/89	dec/42
	SE Angelim	310.00	PE	jan/56	dec/42
	SE Angelim II	-	PE	jan/80	dec/42
	SE Bongi	490.00	PE	may/56	dec/42
	SE Campina Grande II	410.00	PB	may/64	dec/42
	SE Itapebi	-	BA	jan/03	dec/42
	SE Funil	550.00	BA	jan/56	dec/42
	SE Senhor Do Bonfim II	333.34	BA	may/81	dec/42
	SE Eunápolis	400.00	BA	sep/98	dec/42
	SE Picos	173.00	PI	jul/92	dec/42
	SE Modelo Reduzido	12.50	BA	jan/67	dec/42
	SE Mossoró II	300.00	RN	jan/77	dec/42
	SE Barreiras	401.00	BA	jun/96	dec/42
	SE Sto. Antonio de Jesus	201.00	BA	mar/97	dec/42
	SE Icó	200.00	CE	may/97	dec/42
	SE Mussuré II	401.00	PB	mar/79	dec/42
	SE Paulo Afonso	-	AL	mar/74	dec/42
	SE Penedo	302.00	AL	may/97	dec/42
	SE Cauípe	201.00	CE	mar/01	dec/42
	SE Pici II	400.00	CE	may/05	dec/42
	SE Piripiri	313.67	PI	aug/73	dec/42
	SE Pituaçu	402.00	BA	mar/83	dec/42
	SE Santa Cruz II	100.00	RN	mar/63	dec/42
	SE Banabuiú	121.00	CE	jan/64	dec/42
	SE Currais Novos II	92.00	RN	nov/75	dec/42
	SE Santana dos Matos II	50.00	RN	nov/75	dec/42
	SE Coremas	300.00	PB	dec/90	dec/42
	SE Fortaleza	405.00	CE	jan/64	dec/42
	SE Joairam	451.00	PE	jul/06	dec/42
	SE Juazeiro da Bahia II	302.00	BA	apr/81	dec/42
	SE Matatu	380.00	BA	jan/65	dec/42
	SE Natal II	401.00	RN	jan/79	dec/42
	SE Itabaianinha	173.00	SE	feb/96	dec/42
	SE Pirapama II	400.00	PE	feb/72	dec/42
	SE Russas II	300.00	CE	nov/82	dec/42
	SE Elizeu Martins	101.00	PI	jan/06	dec/42
	SE Boa Esperança 230 Kv	127.00	PI	mar/70	dec/42
	SE Boa Esperança 500 Kv	300.00	PI	nov/80	dec/42
	SE Xingó 500 Kv	-	SE	nov/94	dec/42
	SE Paulo Afonso IV	1,200.00	AL	jan/79	dec/42
	SE Recife II	2,410.00	PE	jan/79	dec/42
	SE S. João do Piaui	418.00	PI	nov/80	dec/42
	SE Zebu	38.00	AL	nov/76	dec/42
	SE Abaixadora	110.00	BA	oct/67	dec/42
	SE Bom Jesus da Lapa	162.00	BA	sep/81	dec/42
	SE Gov. Mangabeira	200.00	BA	mar/60	dec/42
	SE Quixadá	-	CE	jul/03	dec/42
	SE Jacaracanga	301.00	BA	jan/82	dec/42
	SE Ribeirão	300.00	PE	oct/94	dec/42
	SE Rio Largo II	301.00	AL	dec/62	dec/42
	SE Messias	1,201.00	AL	nov/94	dec/42
	SE Camaçari II	2,605.00	BA	jan/79	dec/42
	SE Catu	300.00	BA	may/56	dec/42
	SE Cotegipe	302.00	BA	jan/56	dec/42
	SE Teresina	590.00	PI	apr/70	dec/42
	SE Fortaleza II	1,800.00	CE	may/00	dec/42
	SE Goianinha	300.00	PE	jan/61	dec/42
	SE Teresina II	900.00	PI	may/00	dec/42
	SE Delmiro Gouveia	401.00	CE	jun/89	dec/42
	SE Maceió	400.00	AL	sep/02	dec/42
	SE Itabaiana	223.00	SE	may/57	dec/42
	SE Itaparica	10.00	PE	jan/83	dec/42
	SE Jardim	1,601.00	SE	aug/79	dec/42
	SE Sobral III	1,200.00	CE	apr/00	dec/42
	SE Xingó 69 Kv	12.50	SE	jan/87	dec/42
	SE Olindina	40.00	BA	apr/80	dec/42
	SE Luiz Gonzaga 500kv	-	PE	may/88	dec/42
Furnas	Adrianópolis	3,289.96	RJ	nov/70	dec/42
	Angra	967.07	RJ	apr/71	dec/42
	Araraquara	-	SP	apr/76	dec/42
	Bandeirantes	1,433.33	GO	oct/72	dec/42
	Barro Alto	149.66	GO	mar/82	dec/42
	Brasília Geral	300.00	DF	feb/60	dec/42
	Brasília Sul	2,094.20	DF	mar/73	dec/42
	Cachoeira Paulista	583.30	SP	oct/76	dec/42
	Campinas	1,970.00	SP	sep/72	dec/42
	Campos	1,283.33	RJ	feb/73	dec/42
	Foz do Iguaçu	15,968.00	PR	dec/82	dec/42
	Grajaú	2,800.00	RJ	dec/79	dec/42
	Guarulhos	-	SP	sep/63	dec/42
	Gurupi	-	TO	mar/99	dec/42
	Ibiúna	11,600.40	SP	apr/84	dec/42
	Imbariê	-	RJ	oct/68	dec/42
	Iriri	-	RJ	oct/09	dec/42
	Itabera	-	SP	sep/82	dec/42
	Itutinga	-	MG	apr/67	dec/42
	Ivaiporã	11,006.00	PR	oct/82	dec/42
	Jacarepaguá	1,350.00	RJ	dec/67	dec/42
	Macaé	-	RJ	nov/01	dec/42
	Mogi das Cruzes	1,166.66	SP	mar/64	dec/42
	Niquelândia	-	GO	oct/99	dec/42
	Pirineus	-	GO	nov/06	dec/42
	Poços de Caldas	1,846.66	MG	sep/63	dec/42
	Resende	-	RJ	apr/09	dec/42
	Rio Verde	333.33	GO	dec/75	dec/42
	Rocha Leão	-	RJ	dec/72	dec/42
	Samambaia	4,250.00	DF	mar/98	dec/42
	São José	2,600.00	RJ	aug/91	dec/42
	Tijuco Preto	17,014.70	SP	sep/82	dec/42
	Viana	750.00	ES	dec/05	dec/42
	Vitória	1,044.20	ES	nov/78	dec/42
	Corumbá	556.00	GO	mar/97	dec/42
	Funil	300.00	RJ	dec/69	dec/42
	Furnas	1,399.17	MG	sep/63	dec/42
	Luiz C. Barreto	1,333.32	SP	mar/69	dec/42
	Marimbondo	2,393.32	MG	aug/75	dec/42
	Porto Colômbia	425.00	MG	jul/73	dec/42
Eletronuclear	n/a	n/a	n/a	n/a	n/a
Eletrosul	SE - Campos Novos	2,466.00	SC	sep/82	dec/42
	SE – Caxias	2,016.00	RS	dec/01	dec/42
	SE – Gravataí	2,016.00	RS	sep/82	dec/42
	SE - Nova Santa Rita	2,016.00	RS	aug/09	dec/42
	SE – Blumenau	1,962.00	SC	apr/79	dec/42
	SE – Curitiba	1,344.00	PR	oct/80	dec/42
	SE – Londrina	1,344.00	PR	apr/88	dec/42
	SE - Santo Ângelo	1,344.00	RS	dec/99	dec/42
	SE – Biguaçu	300.00	SC	apr/08	dec/42
	SE – Joinville	691.00	SC	nov/74	dec/42
	SE – Areia	672.00	PR	aug/80	dec/42
	SE – Xanxerê	600.00	SC	jun/83	dec/42
	SE – Itajaí	450.00	SC	jan/02	dec/42
	SE - Jorge Lacerda "A"	399.80	SC	jun/73	dec/42
	SE – Palhoça	384.00	SC	jan/84	dec/42
	SE - Canoinhas	375.00	SC	feb/88	dec/42
	SE – Siderópolis	352.00	SC	apr/75	dec/42
	SE - Assis (1)	336.00	SP	mar/79	dec/42
	SE - Joinville Norte	300.00	SC	jun/09	dec/42
	SE – Dourados	300.00	MS	nov/87	dec/42
	SE - Atlântida 2	249.00	RS	may/07	dec/42
	SE - Caxias 5 (1)	215.00	RS	jun/05	dec/42
	SE - Passo Fundo	168.00	RS	nov/92	dec/42
	SE - Tapera 2	166.00	RS	mar/05	dec/42
	SE - Gravataí 3	165.00	RS	nov/07	dec/42
	SE – Desterro	150.00	SC	dec/08	dec/42
	SE – Anastácio	150.00	MS	aug/94	dec/42
	SE – Ilhota	100.00	SC	dec/76	dec/42
	SE – Farroupilha	88.00	RS	jun/73	dec/42
	SE – Charqueadas	88.00	RS	jan/72	dec/42
	SE – Alegrete	83.00	RS	may/71	dec/42
	SE – Florianópolis	75.00	SC	dec/74	dec/42
	SE – Salto Osório	33.30	PR	oct/75	dec/42
	SE – Salto Santiago	15.00	PR	nov/80	dec/42
CGTEE	n/a	n/a	n/a	n/a	n/a

 (1) Transformers installed in third-part related substations.

Marketletter 3Q15

VII.3.2 Substation – Enterprise not renewed in terms of 12,783/13 Law

Eletrobras Companies	SS	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession
Eletronorte	Ribeiro Gonçalves	350	MA	dec/11	jan/39
	Balsas	100	MA	dec/11	jan/39
	São Luis III	300	MA	may/10	mar/38
	Miranda II (ATR1)	450	MA	nov/10	jan/39
	Lucas do Rio Verde	75	MT	apr/13	jun/41
	Nobres	200	MT	sep/13	dec/41
	Tucuruí	300	PA	dec/14	dec/41
	Lechuga	450	AM	mar/15	may/42
Chesf	SE Elev. Usina de Curemas	5	PB	jan/68	nov/24
	SE Elev. Usina Term. Camaçari	400	BA	sep/78	aug/27
	SE Elev. Usina de Sobradinho	1200	BA	oct/79	feb/22
	SE Tauá II	202	CE	dec/07	mar/35
	SE Ibicoara	410	BA	jan/11	jun/37
	SE Pilões II	-	PB	oct/12	dec/42
	SE Santa Rita II	300	PB	jul/12	aug/39
	SE Suape III	300	PE	jul/12	jan/39
	SE Coteminas	-	PB	dec/09	dec/42
	SE Natal III	300	RN	aug/12	aug/39
	SE Zebu II	200	AL	jul/12	aug/39
	SE Brotas de Macaubas	-	BA	jul/12	dec/42
	SE Brumado	-	BA	aug/10	jul/40
	SE Camaçari IV	2400	BA	nov/12	jul/40
	SE Sapeaçu	-	BA	may/03	jul/40
	SE Suape II	1200	PE	dec/12	jan/39
	SE Arapiraca III	100	AL	jun/13	oct/40
	SE Extremoz II	150	RN	feb/14	nov/40
	SE João Câmara	360	RN	feb/14	nov/40
	SE Acaraú	200	CE	apr/14	nov/40
	SE Igaporã	300	BA	jun/14	nov/40
	SE Jaguarari	-	BA	jan/80	dec/42
	SE Floresta II (1)	-	PE	oct/14	-
	SE Tacaratu (1)	-	PE	dec/14	-
	SE Quixerê (1)	-	CE	nov/14	-
	SE Aquiraz II (2)	-	CE	dec/13	-
	SE Pecém II (2)	-	CE	oct/13	-
	SE Ceará Mirim II (2)	-	RN	sep/14	-
Furnas	Zona Oeste	900	RJ	dec/14	may/42
	Batalha	90	MG	aug/06	aug/41
	Campos	185	RJ	dec/68	jul/27
	Itumbiara	5,074	MG	mar/73	feb/20
	Manso	312.5	MT	nov/00	feb/35
	Mascarenhas de Moraes	1,820.99	MG	dec/56	oct/23
	Santa Cruz (3)	1,544	RJ	jun/67	jul/15
	São Gonçalo	42	RJ	jul/77	(4)
	Serra da Mesa	2,693	GO	mar/98	nov/39
	Simplício	497.5	RJ	aug/06	aug/41
Eletronuclear	n/a	n/a	n/a	n/a	n/a
Eletrosul	SE – Missões	150	RS	nov/10	jan/39
	SE – Biguaçu	1,344	SC	apr/08	mar/35
	SE – Foz do Chapecó (5)	150	RS	dec/12	jun/41
	SE – Caxias 6	330	RS	aug/12	oct/40
	SE – Ijuí 2	166	RS	apr/13	oct/40
	SE – Lageado Grande (5)	75	RS	nov/12	oct/40
	SE – Nova Petrópolis 2	83	RS	nov/12	oct/40
	Conver. frequência de Uruquaiana	109.7	RS	sep/94	jul/21
	SE Biguaçu –ampliação	150	SC	oct/12	dec/42
	SE Tapera 2 - ampliação	83	RS	nov/12	dec/42
	SE Joinville Norte - ampliação	150	SC	sep/13	dec/42
	SE Nova Santa Rita –ampliação	672	RS	dec/13	dec/42
	SE Itajaí – ampliação	150	RS	dec/13	dec/42
CGTEE	n/a	n/a	n/a	n/a	n/a

(1) Substations transferred to Chesf as donations by accessants as contractual clause between ANEEL and the agents they needed to build such facilities.

(2) Substations belonging to SPEs in which Chesf has its own equipment installed in least one input line.

(3) Affected but not yet extended.

(4) Extension denied.

(5) Transformers installed in third-part related substations.

VIII. Distribution Data

VIII.1 Market data

Company	Extension of Distribution Lines (Km)	Number of Customers	Number of Municipalities Assisted	Substations
ED Acre	19,221	245,438	22	15
ED Alagoas	41,971	1,038,442	102	40
ED Amazonas Energia	48,158	905,359	62	55
ED Piauí	87,742	1,176,437	224	84
ED Rondônia	57,631	589,361	52	61
ED Roraima	3,549	106,433	1	3
Celg D	212,696	2,782,340	237	328

VIII.2 Energy Sold – MWh

Company	9M15	9M14
ED Acre	690,121.35	600,293
ED Alagoas	2,492,436.00	2,467,506
ED Amazonas Energia	4,679,785.12	4,552,645
ED Piauí	2,298,437.03	2,195,584
ED Rondônia	2,182,146.87	2,202,807
ED Roraima	555,495.17	507,827
CelgD	8,872,898.65	-
Total	21,771,320.19	12,526,662

(1) Does not consider the “Own Consumption” amount nor the short term energy

VIII.2.1 Energy Sold by Consumer Class

Classe	1Q15		2Q15		3Q15
	R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
Residential	1,158.64	2,840,173.22	1,172.48	2,788,429.87	1,239.32	2,822,605.64
Industrial	446.83	1,310,093.25	453.81	1,305,064.26	489.21	1,348,264.21
Commercial, services and others activities	635.75	1,528,354.58	664.24	1,522,364.58	699.13	1,549,787.84
Rural	116.22	465,038.79	122.46	474,906.46	145.54	568,984.56
Public Utilities	160.48	433,666.85	183.14	467,960.91	196.13	480,668.10
Public Ilumination	88.96	351,525.43	96.87	356,564.22	106.11	362,003.85
Public service	87.25	252,036.41	86.02	249,001.60	92.19	260,023.67
Own Consumption	6.89	10,934.18	6.49	10,723.67	7.28	12,144.02
Captive Consumers	662.68	-	894.20	-	888.68	-
Others	-	-	44.45	-	51.49	-
Total	3,363.70	7,191,822.71	3,724.16	7,175,015.58	3,915.08	7,404,481.90

VIII.2.2 Energy purchased for resale

Company	Buyer	1Q15		2Q15		3Q15
		R$ Million	MWh	R$ Million	MWh	R$ Million	MWh
ED Acre	Eletrobras System	19.68	45,846	18.65	48,043	20.26	53,057
	Others	61.45	294,413	55.87	297,471	65.72	352,222
ED Alagoas	Eletrobras System	150.41	728,639	178.81	703,712	164.61	737,339
	Others	100.27	485,758	119.21	469,142	109.74	491,560
ED Amazonas Energia	Eletrobras System	113.93	1,229,234	204.66	1,281,620	171.44	1,328,785
	Others	191.03	2,061,053	277.33	1,736,708	222.03	1,720,858
ED Piauí	Eletrobras System	86.63	462,139	91.14	454,440	88.88	501,787
	Others	103.74	553,448	109.15	544,228	106.50	600,931
ED Rondônia	Eletrobras System	-	-	-	-	-	-
	Others	184.79	1,015,587	154.84	998,668	169.82	1,102,718
ED Roraima	Eletrobras System	24.55	205,200	24.22	194,365	24.38	215,663
	Others	13.97	56,494	13.78	53,511	13.87	59,375
CelgD	Eletrobras System	214.27	1,464,332	227.86	1,553,983	269.10	1,689,983
	Others	559.55	1,894,412	508.94	1,833,824	341.69	1,797,173

VIII.3 Network Expansion – number of new connections

Company	1Q15	2Q15	3Q15
ED Acre	3,252	3,278	-
ED Alagoas	18,665	2,939	2,293
ED Amazonas Energia	7,222	7,800	7,372
ED Piauí	12,594	11,761	15,294
ED Rondônia	3,290	5,378	7,782
ED Roraima	1,885	1,825	1,773
CelgD	22,204	28,304	16,195

VIII.4 Fuel used to produce electric energy

Eletrobras Companies	Type	Unit	1Q15		2Q15		3Q15
			Amount	R$ Million	Amount	R$ Million	Amount	R$ Million
ED Acre	Diesel Oil	Liter	n/a	n/a	n/a	n/a	n/a	n/a
	Natural gas	m3	n/a	n/a	n/a	n/a	n/a	n/a
ED Alagoas	Diesel Oil	Liter	n/a	n/a	n/a	n/a	n/a	n/a
	Natural gas	m3	n/a	n/a	n/a	n/a	n/a	n/a
ED Amazonas Energia	Diesel Oil	Liter	72,482,200	1,014.30	65,970,718	962.20	n/d	n/d
	Natural gas	m3	n/a	n/a	n/a	n/a	n/a	n/a
ED Piauí	Diesel Oil	Liter	n/a	n/a	n/a	n/a	n/a	n/a
	Natural gas	m3	n/a	n/a	n/a	n/a	n/a	n/a
ED Rondônia	Diesel Oil	Liter	n/a	n/a	n/a	n/a	n/a	n/a
	Natural gas	m3	n/a	n/a	n/a	n/a	n/a	n/a
ED Roraima	Diesel Oil	Liter	n/a	n/a	n/a	n/a	n/a	n/a
	Natural gas	m3	n/a	n/a	n/a	n/a	n/a	n/a
Celg D	Diesel Oil	Liter	n/a	n/a	n/a	n/a	n/a	n/a
	Natural gas	m3	n/a	n/a	n/a	n/a	n/a	n/a

n/d – not avaiable.

VIII.5 Quality Indicators and Operational Performance – 09 months

Company	DEC/ Stoppage Duration – hours	FEC Stoppage Frequency	TMA – Average Time of Assistence – minutes	Losses (%)
				Technical	Technical
ED Acre	29.7	399.9	9.9	13.7	29.7
ED Alagoas	15.7	238.5	10.3	14.2	15.7
ED Amazonas Energia	20.2	337.6	7.8	31.6	20.2
ED Piauí	12.1	364.4	12.2	17.8	12.1
ED Rondônia	15.8	251.4	11.2	17.8	15.8
ED Roraima	24.8	107.7	7.0	4.5	24.8
CelgD	16.9	313.8	9.9	2.1	16.9

VIII.6 Default

Class	ED Acre	ED Alagoas	ED Amazonas Energia	ED Piauí	ED Rondônia	ED Roraima	Celg D	Total
Public Utilities	12.73	50.26	24.57	-	33.75	6.74	13.57	141.62
Industrial	2.77	20.05	27.56	8.82	26.42	0.08	22.60	108.30
Residential	20.86	95.06	107.11	31.62	72.19	0.75	89.54	417.14
Commercial, services and others activities	7.38	29.54	42.36	20.30	25.51	0.23	33.32	158.64
Others	26.30	39.30	37.24	144.64	25.98	16.69	32.49	322.64
Class	70.04	234.21	238.84	205.38	183.85	24.51	191.52	1,148.34

IX. Employees  - Effective Headcount

IX.1 By Department

Company	Administrative	Operational
Eletronorte	1,253	1,771
Chesf	1,497	3,036
Furnas	1,037	2,482
Eletronuclear	3	2,200
Eletrosul	530	785
CGTEE	126	496
Itaipu Binacional	2,390	686
ED Acre	159	101
ED Alagoas	160	909
ED Amazonas Energia	419	1,665
ED Piauí	561	653
ED Rondônia	249	466
ED Roraima	137	145
Celg D	607	1,343
Eletropar	05	-
Total	9,133	16,738

IX.2 Complementary Work-force

Eletrobras Companies	1Q15	2Q15	3Q15
Eletronorte	376	370	361
Chesf	n/a	n/a	n/a
Furnas	1,327	1,327	1,324
Eletronuclear	n/a	n/a	n/a
Eletrosul	n/a	n/a	n/a
CGTEE	444	445	449
Itaipu Binacional	n/a	n/a	n/a
ED Acre	63	63	63
ED Alagoas	1,031	1,031	1,031
ED Amazonas Energia	1,725	1,725	1,045
ED Piauí	1,683	1,912	1,806
ED Rondônia	1,055	1,193	1,138
ED Roraima	208	208	208
Celg D	4,967	4,971	4,971
Eletropar	6	6	6
Total	12,885	13,251	12,402

X. Investments Eletrobras Companies

X.1 Total Investment – R$ Million

Generation	1Q15	2Q15	3Q15	2015 Budget
Eletronorte	3.13	4.00	3.60	54.48
Chesf (1)	13.30	23.40	33.20	556.20
Furnas	28.79	13.08	27.49	123.70
Eletronuclear (2)	327.29	664.31	652.76	3,726.38
Eletrosul	13.89	15.90	6.49	279.81
CGTEE	10.00	3.00	5.00	172.00
Itaipu Binacional (3)	1.97	0.71	3.64	n/a
ED Amazonas Energia	7.30	45.15	0.03	300.75

Transmission	1Q15	2Q15	3Q15	2015 Budget
Eletronorte	35.67	49.52	85.32	1,068.74
Chesf (1)	154.10	142.83	205.71	1,298.60
Furnas	80.04	94.78	163.49	563.92
Eletrosul	19.97	34.23	71.50	163.41
ED Amazonas Energia	1.91	3.02	-	51.55

Distribution	1Q15	2Q15	3Q15	2015 Budget
ED Acre	9.42	8.17	11.75	117.46
ED Alagoas	20.10	27.30	25.30	193.60
ED Amazonas Energia	25.58	40.12	49.98	384.04
ED Piauí	23.54	28.76	40.16	313.61
ED Rondônia	31.52	30.33	34.99	368.40
ED Roraima	4.51	5.36	3.74	50.25
Celg D	64.32	72.57	93.39	350.68

Others	1Q15	2Q15	3Q15	2015 Budget
Eletronorte	5.41	7.14	5.10	72.10
Chesf (1)	10.50	12.44	10.90	150.60
Furnas	12.12	11.17	18.68	107.40
Eletronuclear	3.35	3.97	0.75	24.59
Eletrosul	1.96	2.94	0.83	78.69
CGTEE	-	-	-	4.00
Itaipu Binacional (2)	4.60	3.88	1.81	n/a
ED Acre	-	0.12	0.27	3.94
ED Alagoas	-	0.90	0.80	22.30
ED Amazonas Energia	2.03	2.05	9.71	40.04
ED Piauí	0.17	0.21	3.82	28.23
ED Rondônia	1.09	0.27	0.47	10.15
ED Roraima	-	0.34	0.48	6.57

(1) Budgeted amount is higher than R$ 128.5 million to the originally approved (LOA), due to the re-opening of extraordinary credit by Provisional Measure No. 666 of 12.30.2014. This supplementation was for wind farms Casa Nova I, II and III.

 (2) Amounts in US$ Milhões.

X.2 New Investments

X.2.1 Generation

X.2.1.1 Integral Responsability

Eletrobras companies	Unit	Location (State)	Investment (R$ Million)		Installesd Capacity (MW)	Assured Energy (MW)	Beginning of Operation	Beginning of Construction	End of Concession
			Total	Up to 3Q15
Chesf	UEE Casa Nova I	BA	800	657.9	180	61.4	oct/16 (1)	may/12	jan/46
	UEE Casa Nova II	BA	102.5	2.2	28	7.1	dec/17	dec/15	may/49
	UEE Casa Nova III	BA	93.1	1.6	24	5.5	dec/17	dec/15	may/49
Furnas	PCH Anta	RJ/MG	2,296.6 (2) Basis: dec/08	2,479.3 (2)	28	191.3 (2)	UG1 and UG2: See (3)	mar/07	aug/41
Eletronuclear	Angra 3	RJ	17,033 (4)	7,124 (5)	1405	1214.2	may/19	jul/08	apr/59 (6)
Eletrosul	PCH Santo Cristo (7)	SC	227.47	18.98	19.5	10.5	-	-	jun/42
	PCH Coxilha Rica (8)	SC	-	10.08	18	10.1	-	-	jun/42
	Complexo Eólico Coxilha Seca (Coxilha Seca 30 MW, Capão do Inglês 10 MW e Galpões 8 MW)	RS	283.16	227.05	38	18.7	nov/15	jul/14	may/49
ED Amazonas Energia	UTE Mauá 3	AM	1,054.33	44.2	379.76	589.61	Nov/17	jul/01	apr/14

(1) Oct/16: Start of 36 wind turbine operation; Oct/17: park complete operating (120 turbines).

(2) Includes Simplicio, which is already in operation.

(3) Dates under review as DE.E.032.2015 correspondence, July 1, 2015, sent to Aneel. It is worth mentioning that the contract supplier consortium was canceled. Thus, a new bidding process will be held.

(4) Only considers direct costs.

(5) Includes direct and indirect costs.

(6) There are no operating license for Angra 3. Believes it is 40 years DE 01/May/2019 to 30/April 2059 by analogy with Angra 2.

(7) In Installation License phase. Early planned operation for 22 months after issuance of the Installation License

(8) In environmental licensing discussions with the Federal Public Ministry, State Prosecutor, Iphan and Fatma.

X.2.1.2 Special Proposed Company

SPE	Unit	Eletrobras Companies (%)	State	Installed Capacity (MW)	Energy Assured (MW)	Beginning of Operation	Beginning of Construction	End of Concession	Investment (R$ million)		Working Schedule (%)	Partners
									Total	Up to 3Q15
Norte Energia S.A.	UHE Belo Monte	Eletronorte (19,98%) Chesf (15%)	PA	11,233.10	4,418.90	mar/16	aug/11	aug/45	Fully built: 29,375.00	23,593.81	74.3	Eletrobras Holding (15,00%) Privados (50,02%)
Cia. Energética Sinop S.A.	UHE Sinop	Eletronorte (24,5%) Chesf (24,5%)	MT	400	239.8	jan/18	dec/13	dec/47	1,804.81	504.00	29	EDFNT (51,00%)
ESBR Participações S.A. (1)	UHE Jirau	Chesf (20%) Eletrosul (20%)	RO	3750	2184.6	sep/13	dec/09	aug/43	19,399.90	18,891.02	97.38	Suez Energy (40%) Mizha Energia (20%)
U.E.E. Caiçara I S.A. (2)	UEE Caiçara I	Chesf (49%)	RN	27	13.5	jan/16	jul/14	jun/47	141.40	119.44	93	Envolver Participações (51%)
U.E.E. Caiçara II S.A. (2)	UEE Caiçara II	Chesf (49%)	RN	18	9.3	jan/16	jul/14	jul/47	94.27	79.62	93	Envolver Participações (51%)
U.E.E. Junco I S.A. (2)	UEE Junco I	Chesf (49%)	RN	24	12.1	jan/16	jul/14	jul/47	125.69	106.17	94	Envolver Participações (51%)
U.E.E. Junco II S.A (2)	UEE Junco II	Chesf (49%)	RN	24	11.1	jan/16	jul/14	jul/47	125.69	106.17	94	Envolver Participações (51%)
Baraúnas I Energética S.A.	UEE Baraúnas I	Chesf (49%)	BA	29.7	12.4	oct/15	mar/14	apr/49	104.00	31.00	41	Brennand Energia S.A. (50,9%) Brennand Energia Eólica (0,1%)
Mussambê Energética S.A.	UEE Mussambê	Chesf (49%)	BA	29.7	11.5	oct/15	mar/14	apr/49	104.00	31.00	41	Brennand Energia S.A. (50,9%) Brennand Energia Eólica (0,1%)
Morro Branco I Energética S.A.	UEE Morro Branco I	Chesf (49%)	BA	29.7	12.7	oct/15	mar/14	apr/49	104.00	31.00	41	Brennand Energia S.A. (50,9%) Brennand Energia Eólica (0,1%)
Caititú 2 Energia S.A.	UEE Caititú 2	Chesf (99,96%)	BA	14	5.1	mar/16	may/15	apr/49	57.20	18.18	10	Sequóia (0,04%)
Caititú 3 Energia S.A.	UEE Caititú 3	Chesf (99,96%)	BA	14	4.7	apr/16	may/15	apr/49	57.75	18.14	10	Sequóia (0,04%)
Teiú 2 Energia S.A.	UEE Teiú 2	Chesf (99,95%)	BA	14	4.2	mar/16	may/15	apr/49	48.41	14.97	10	Sequoia (0,05%)
Arapapá Energia S.A.	UEE Arapapá	Chesf (99,9%)	BA	10	2.2	apr/16	may/15	apr/49	28.58	8.28	10	Sequóia (0,1%)
Carcará Energia S.A.	UEE Carcará	Chesf (99,96%)	BA	10	4.6	mar/16	may/15	apr/49	60.64	18.63	14	Sequóia (0,04%)
Corrupião 3 Energia S.A.	UEE Corrupião 3	Chesf (99,96%)	BA	14	4.2	mar/16	may/15	apr/49	58.39	18.24	14	Sequóia (0,04%)
Acauã Energia S.A.	UEE Acauã	Chesf (99,93%)	BA	12	3.1	mar/16	may/15	apr/49	37.40	11.49	18	Sequóia (0,00668%)
Angical 2 Energia S.A.	UEE Angical 2	Chesf (99,96%)	BA	14	5.1	mar/16	may/15	apr/49	55.87	31.11	25	Sequóia (0,04%)
Banda de Couro Energética S.A.	UEE Banda de Couro	Chesf (49%)	BA	29.7	12.9	may/18	jan/15	jul/49	104.00	3.00	0	Brennand Energia S.A. (50,9%) Brennand Energia Eólica (0,1%)
Baraúnas II Energética S.A.	UEE Baraunas II	Chesf (49%)	BA	21.6	7.8	may/18	jan/15	jul/49	75.60	4.50	0	Brennand Energia S.A. (50,9%) Brennand Energia Eólica (0,1%)
Coqueirinho 2 Energia S.A.	UEE Coqueirinho 2	Chesf (99,98%)	BA	20	8.5	mar/16	may/15	jun/49	100.15	67.60	35	Sequóia (0,0238%)
Papagaio Energia S.A.	UEE Papagaio	Chesf (99,96%)	BA	18	4.9	mar/16	may/15	jun/49	62.64	16.50	10	Sequóia (0,04%)
Tamanduá Mirim 2 Energia S.A.	UEE Tamanduá Mirim 2	Chesf (49%)	BA	24	8	mar/16	may/15	jun/49	103.59	29.83	10	Sequóia (51%)
Eólica Serra das Vacas I S.A.	UEE Serra das Vacas I	Chesf (49%)	PE	30	12.2	jan/16	aug/14	jun/49	124.40	100.24	39.07	PEC Energia (51%)
Eólica Serra das Vacas II S.A.	UEE Serra das Vacas II	Chesf (49%)	PE	30	9.9	jan/16	aug/14	jun/49	122.60	100.53	72.23	PEC Energia (51%)
Eólica Serra das Vacas III S.A.	UEE Serra das Vacas III	Chesf (49%)	PE	30	11	jan/16	aug/14	jun/49	122.60	86.45	39.67	PEC Energia (51%)
Eólica Serra das Vacas IV S.A.	UEE Serra das Vacas IV	Chesf (49%)	PE	30	10.5	jan/16	aug/14	jun/49	122.60	102.36	73.27	PEC Energia (51%)
V. de Santa Joana I Energia Renováveis S.A. (3)	UEE Santa Joana I	Chesf (49%)	PI	30	14.7	jan/16	jun/14	jun/49	144.23	129.96	92	Contour Global (46,0%) SalusFip (4,9%) Ventos de Santa Joana (0,1%)
V. de Santa Joana III Energia Renováveis S.A. (3)	UEE Santa Joana III	Chesf (49%)	PI	30	14.3	jan/16	jun/14	jun/49	121.33	109.32	92	Contour Global (46,0%) SalusFip (4,9%) Ventos de Santa Joana (0,1%)
V. de Santa Joana IV Energia Renováveis S.A. (3)	UEE Santa Joana IV	Chesf (49%)	PI	30	14.2	jan/16	jun/14	jun/49	139.03	125.27	92	Contour Global (46,0%) SalusFip (4,9%) Ventos de Santa Joana (0,1%)
V. de Santa Joana V Energia Renováveis S.A. (3)	UEE Santa Joana V	Chesf (49%)	PI	30	14.1	jan/16	jun/14	jun/49	144.83	130.50	92	Contour Global (46,0%) SalusFip (4,9%) Ventos de Santa Joana (0,1%)
V. de Santa Joana VII Energia Renováveis S.A. (3)	UEE Santa Joana VII	Chesf (49%)	PI	30	14.8	jan/16	jun/14	jun/49	143.83	129.60	92	Contour Global (46,0%) SalusFip (4,9%) Ventos de Santa Joana (0,1%)
V. de Santo Augusto IV Energia Renováveis S.A.	UEE Santo Augusto IV	Chesf (49%)	PI	30	15.7	jan/16	jun/14	jun/49	144.73	130.41	92	Contour Global (46,0%) SalusFip (4,9%) Ventos de Santa Joana (0,1%)
Cia. Hidrelétrica Teles Pires (4)	UHE Teles Pires	Furnas (24,72%) Eletrosul (24,72%)	MT	1820	930.7	may/15	aug/11	jun/46	4,507.74	4,434.39	100.00	Neoenergia – 50,6% Furnas – 24,7%
Madeira Energia S.A.	UHE Santo Antônio	Furnas (39%)	MT	3,568.3	2,424.2	mar/12 (6)	aug/08	jun/43	20,587.00	7,362.53	92,55	Odebrecth Energia(18,6%) Cemig (10,0%) SAAG (12,4%) Andrade Gutierrez (12,4%) Fundo de Invest. e Participações Amazônia Energia (20,0%)
Empresa de Energia São Manoel S.A.	UHE São Manoel	Furnas (33,33%)	MT/PA	700	421.7	jan/18	aug/14	apr/49	2,745.00	165.66	8,49	EDP – Energias do Brasil S.A.(33,33%) CWEI (33,33%)
Central Geradora Eólica Famosa I S.A.	Famosa I	Furnas (49%)	RN	22.5	11.1	oct/17 (5)	aug/15 (5)	may/47	85.8	8.30	2.5	PF Participações (51,00%)
Central Geradora Eólica Pau Brasil S.A.	Pau Brasil	Furnas (49%)	CE	15	7.7	oct/17 (5)	aug/15 (5)	mar/47	57.2	5.50	2.5	PF Participações (51,00%)
Central Geradora Eólica Rosada S.A.	Rosada	Furnas (49%)	RN	30	13.4	dec/16 (5)	aug/15 (5)	may/47	107.3	10.40	2.5	PF Participações (51,00%)
Central Geradora Eólica São Paulo S.A.	São Paulo	Furnas (49%)	CE	17.5	8.1	oct/17 (5)	aug/15 (5)	mar/47	64.4	6.20	2.5	PF Participações (51,00%)
Energia dos Ventos V	São Januário	Furnas (49%)	CE	19.2	9	sep/18 (5)	aug/15 (5)	jun/47	12.05	7.70	12	Alupar(50,99%) Central Eólica Goiabeira (0,01%)
Energia dos Ventos VI	Nossa Senhora de Fátima	Furnas (49%)	CE	28.8	12.8	nov/18 (5)	aug/15 (5)	aug/47	18.08	10.50	12	Alupar(50,99%) Central Eólica Goiabeira (0,01%)
Energia dos Ventos VII	Jandaia	Furnas (49%)	CE	28.8	14.1	dec/18 (5)	aug/15 (5)	aug/47	18.08	10.60	12	Alupar(50,99%) Central Eólica Goiabeira (0,01%)
Energia dos Ventos VIII	São Clemente	Furnas (49%)	CE	19.2	9.3	aug/18 (5)	aug/15 (5)	jul/47	12.05	7.70	12	Alupar(50,99%) Central Eólica Goiabeira (0,01%)
Energia dos Ventos IX	Jandaia I	Furnas (49%)	CE	19.2	9.9	jun/18 (5)	aug/15 (5)	jul/47	85.20	12.05	12	Alupar(50,99%) Central Eólica Goiabeira (0,01%)
Bom Jesus Eólica S.A.	Bom Jesus	Furnas (49%)	CE	18	8.1	nov/16 (5)	aug/15 (5)	apr/49	78.6	7.20	5,00	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)
Cachoeira Eólica S.A.	Cachoeira	Furnas (49%)	CE	12	5	apr/17 (5)	aug/15 (5)	apr/49	52.4	4.80	5,00	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)
Pitimbu Eólica S.A.	Pitimbu	Furnas (49%)	CE	18	7.2	apr/17 (5)	aug/15 (5)	mar/49	78.6	7.20	5,00	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)
São Caetano Eólica S.A.	São Caetano	Furnas (49%)	CE	25.2	11	apr/17 (5)	aug/15 (5)	apr/49	113.60	10.30	5,00	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)
São Caetano I Eólica S.A.	São Caetano I	Furnas (49%)	CE	18	7.7	apr/17 (5)	aug/15 (5)	apr/49	78.6	7.20	5,00	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)
São Galvão Eólica S.A.	São Galvão	Furnas (49%)	CE	22	9.5	apr/17 (5)	aug/15 (5)	mar/49	104.80	9.50	5,00	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)
Carnaúba I Eólica S.A.	Carnaúba I	Furnas (49%)	RN	22	9.4	jul/18 (5)	aug/15 (5)	jul/49	93.30	8.40	5,00	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)
Carnaúba II Eólica S.A.	Carnaúba II	Furnas (49%)	RN	18	7.3	jul/18 (5)	aug/15 (5)	jul/49	76.40	6.90	5,00	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)
Carnaúba III Eólica S.A.	Carnaúba III	Furnas (49%)	RN	16	7.5	jul/18 (5)	aug/15 (5)	jul/49	67.90	6.10	5,00	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)
Carnaúba V Eólica S.A.	Carnaúba V	Furnas (49%)	RN	24	10.1	jul/18 (5)	aug/15 (5)	jul/49	101.80	9.20	5,00	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)
Cervantes I Eólica S.A.	Cervantes I	Furnas (49%)	RN	16	7.1	jul/18 (5)	aug/15 (5)	jul/49	67.90	6.10	5,00	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)
Cervantes II Eólica S.A.	Cervantes II	Furnas (49%)	RN	12	5.6	jul/18 (5)	aug/15 (5)	jul/49	50.90	4.60	5,00	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)
Punaú I Eólica S.A.	Punaú I	Furnas (49%)	RN	24	11	jul/18 (5)	aug/15 (5)	jul/49	101.80	9.20	5,00	Fundo de Investimento em Participações Caixa Milão (50,99%) Central Eólica Bom Jesus Ltda. (0,01%)
Consórcio Arara Azul	Arara Azul	Furnas (90%)	RN	27.5	10.7	jan/18 (5)	nov/16 (5)	nov/49	98.00	-	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Arara Azul Ltda (0,01%)
Consórcio Bentevi	Bentevi	Furnas (90%)	RN	15	5.7	jan/18 (5)	nov/16 (5)	nov/49	55.00	-	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Arara Azul Ltda (0,01%)
Consórcio Ouro Verde I	Ouro Verde I	Furnas (90%)	RN	27.5	10.7	jan/18 (5)	nov/16 (5)	nov/49	98.00	-	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Arara Azul Ltda (0,01%)
Consórcio Ouro Verde II	Ouro Verde II	Furnas (90%)	RN	30	11.2	jan/18 (5)	nov/16 (5)	nov/49	106.00	-	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Arara Azul Ltda (0,01%)
Consórcio Ouro Verde III	Ouro Verde III	Furnas (90%)	RN	25	9.4	jan/18 (5)	nov/16 (5)	nov/49	89.00	-	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Arara Azul Ltda (0,01%)
Consórcio Santa Rosa	Santa Rosa	Furnas (90%)	CE	20	8.4	nov/17 (5)	aug/16 (5)	oct/49	79.00	-	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Arara Azul Ltda (0,01%)
Consórcio Uirapuru	Uirapuru	Furnas (90%)	CE	28	12.6	jan/18 (5)	aug/16 (5)	oct/49	107.00	-	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Arara Azul Ltda (0,01%)
Consórcio Ventos do Angelim	Ventos de Angelim	Furnas (90%)	CE	24	10.3	jan/18 (5)	aug/16 (5)	nov/49	91.00	-	-	Eólica Tecnologia Ltda (7,00%) Ventos Tecnologia Elétrica Ltda (2,99%) Central Eólica Arara Azul Ltda (0,01%)
Consórcio Serra do Mel	Serra do Mel I	Furnas (90%)	RN	28	13	jan/18 (5)	may/17 (5)	oct/49	135.30	-	-	Eólica Tecnologia Ltda (9,99%) Gestamp Eólica Brasil Ltda (0,01%)
Consórcio Serra do Mel	Serra do Mel II	Furnas (90%)	RN	28	12.8	jan/18 (5)	may/17 (5)	oct/49	135.30	-	-	Eólica Tecnologia Ltda (9,99%) Gestamp Eólica Brasil Ltda (0,01%)
Consórcio Serra do Mel	Serra do Mel III	Furnas (90%)	RN	28	12.5	jan/18 (5)	may/17 (5)	nov/49	135.30	-	-	Eólica Tecnologia Ltda (9,99%) Gestamp Eólica Brasil Ltda (0,01%)
Geradora Eólica Itaguaçu da Bahia SPE S.A.	Itaguaçu da Bahia	Furnas (49%)	BA	28	14	may/18 (5)	mar/17 (5)	sep/49	144.90	1.60	1.8	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)
Geradora Eólica Ventos de Santa Luiza SPE S.A.	Ventos de Santa Luiza	Furnas (49%)	BA	28	14.2	may/18 (5)	apr/17 (5)	sep/49	144.90	1.60	1.8	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)
Geradora Eólica Ventos de Santa Madalena SPE S.A.	Ventos de Santa Madalena	Furnas (49%)	BA	28	14.7	may/18 (5)	mar/17 (5)	sep/49	144.90	1.60	1.8	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)
Geradora Eólica Ventos de Santa Marcella SPE S.A.	Ventos de Santa Marcella	Furnas (49%)	BA	28	13.6	sep/18 (5)	mar/17 (5)	sep/49	144.90	1.60	1.8	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)
Geradora Eólica Ventos de Santa Vera SPE S.A.	Ventos de Santa Vera	Furnas (49%)	BA	28	15.2	jun/18 (5)	mar/17 (5)	sep/49	144.90	1.60	1.8	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)
Geradora Eólica Ventos de Santo Antônio SPE S.A.	Ventos de Santo Antônio	Furnas (49%)	BA	28	16.1	may/18 (5)	mar/17 (5)	sep/49	144.90	1.60	1.8	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)
Geradora Eólica Ventos de São Bento SPE S.A.	Ventos de São Bento	Furnas (49%)	BA	28	14.4	may/18 (5)	mar/17 (5)	sep/49	144.90	1.60	1.8	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)
Geradora Eólica Ventos de São Cirilo SPE S.A.	Ventos de São Cirilo	Furnas (49%)	BA	28	14.7	may/18 (5)	mar/17 (5)	sep/49	144.90	1.60	1.8	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)
Geradora Eólica Ventos de São João SPE S.A.	Ventos de São João	Furnas (49%)	BA	28	15	may/18 (5)	mar/17 (5)	sep/49	144.90	1.60	1.8	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)
Geradora Eólica Ventos de São Rafael SPE S.A.	Ventos de São Rafael	Furnas (49%)	BA	28	13.8	jul/18	mar/17	sep/49	144.90	1.60	1.8	Salus Fundo de Investimento em Participações (49,00%) Casa dos Ventos Energias Renováveis S.A. (2,00%)
Livramento Holding S.A. (6)	Parques eólicos de Cerro Chato IV, V, VI, Ibirapuitã e Trindade	Eletrosul (52,53%)	RS	79.2	29	nov/13	jan/12	mar/47	437.64	415.45	(7)	Rio Bravo Investimentos (41%) Fundação Elos (6,47%)
Hermenegildo I	Parques eólicos Verace 24 a 27	Eletrosul (99,99%)	RS	57.28	27.4	nov/15	aug/14	jun/49	342.56	310.02	97.2	Renobrax (0,01%)
Hermenegildo II	Parques eólicos Verace 28 a 31	Eletrosul (99,99%)	RS	57.28	26.6	nov/15	aug/14	jun/49	343.95	280.58	94.9	Renobrax (0,01%)
Hermenegildo III	Parques eólicos Verace 34 a 36	Eletrosul (99,99%)	RS	48.33	22.2	nov/15	aug/14	jun/49	288.55	224.50	74.3	Renobrax (0,01%)
Chuí IX	Parque eólico Chuí 9	Eletrosul (99,99%)	RS	17.9	7.8	nov/15	aug/14	may/49	98.07	88.14	98.8	Renobrax (0,01%)

(1) Operating with 2,550 MW.

(2) The shares of the SPEs were merged into the company Vamcruz participações S/A.

(3) The shares of the SPEs were merged into Chapada company of Piaui I Holding S/A.

(4) Of the five generating units of this HPP, four are able to operate. However, pending completion of the transmission line works that will drain your energy for that begins commercial operation.

(5) Some enterprises might suffer postpone in its beginning of construction date due to problems ocurred with the aerogenerators supplier.

(6) Installed capacity of 43.2 MW

(7) The Ibirapuitã park is 100% ready to power up, just waiting to change the technical characteristics of the machine to follow up on discussions with ANEEL. The other parks are still awaiting resolution of the question of the collapse of the towers.

X.2.2 Transmission

X.2.2.1 Integral Responsability

X.2.2.1.1 Transmission Line

Eletrobras Companies	From - To	Total Investiment (R$ Million)	Lines Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
Eletronorte	Jorge Teixeira – Lechuga (AM) LT H	50.07	30	230	feb/14	jul/40
	Jorge Teixeira – Lechuga (AM) SE Lechuga	74.62	30	230	mar/15	may/42
Chesf	Eunápolis-Teixeira Freitas II C1	30.09	145	230	dec/16	oct/38
	Funil-Itapebi C3	41.07	223	230	oct/16	apr/37
	Eunápolis-Teixeira Freitas II C2	44.15	152	230	dec/16	aug/39
	Pau Ferro-Santa Rita II	34.00	85	230	mar/17	aug/39
	Paraíso-Açu II	59.48	123	230	jun/16	nov/40
	Açu II-Mossoró II	59.48	69	230	jun/16	nov/40
	Morro do Chapéu II-Irecê	22.13	65	230	jul/16	oct/41
	Paraíso-Lagoa Nova II	33.11	65	230	mar/16	oct/41
	Teresina II-Teresina III	13.76	26	230	jul/16	dec/41
	Recife II-Suape II C2	61.12	44	230	mar/17	dec/41
	Camaçari IV-Sapeaçu	84.29	105	230	jan/17	dec/41
	Sapeaçu-Sto.Antonio de Jesus C3	84.29	31	230	dec/16	dec/41
	Jardim-N Sra do Socorro	13.60	1,3	230	feb/16	may/42
	Messias-Maceió II	13.60	20	230	jan/16	may/42
	Camaçari IV-Pirajá	47.07	45	230	jan/17	may/42
	Pituaçú-Pirajá	47.07	05	230	jan/17	may/42
	Mossoró II-Mossoró IV	81.74	40	230	jun/16	jun/42
	Ceará Mirim II-Touros II	81.74	56.17	230	may/16	jun/42
	Russas II-Banabuiu C2	81.74	110	230	nov/16	jun/42
	Igaporã II – Igaporã III C1 e C2	77.50	04	230	oct/15	jun/42
	Igaporã III–Pindaí II	77.50	46	230	oct/15	jun/42
Furnas	LT Bom Despacho 3 – Ouro Preto 2 (1)	120.1 (Basis: Dec/08)	180	500	(2)	jan/39
	LT Mascarenhas – Linhares e SE Linhares (3)	67.2 (Basis: Dec/08)	99	230	jan/16	jul/40
	LT Xavantes – Pirineus	31.18 (Basis: Sep/11)	50	230	oct/16	dec/41
Eletrosul	Secc. LT Jorge Lacerda A – Palhoça, na SE Garopaba	7.61	5.4	138	dec/15	dec/42
	Secc. LT JLA – PAL, na SE Palhoça – Pinheira	6.33	3.7	138	feb/16	dec/42
	Secc. LT Araquari Hyosung – Joinville GM, na SE Joinville SC	3.55	1	138	oct/15	dec/42
	Sec. Porto Primavera - Ivinhema, na SE IVINHEMA 2, circuito duplo	3.75	3.5	138	jan/16	jan/44
	Seccionamento PORTO PRIMAVERA - IVINHEMA, na SE NOVA ANDRADINA (Enersul)	7.32	11	138	jan/16	dec/42
	Interligação Elétrica Brasil – Uruguai – LT Candiota-Melo	52.7	60	525	(4)	feb/40
	Interligação Elétrica Brasil – Uruguai – LT Presidente Médici-Candiota	7.87	2.8	230	(4)	feb/40
	Sec. LT Blumenau - Palhoça, na SE Gaspar 2	5.29	2	230	sep/16	dec/42
	LT Gravataí-Capivari do Sul	89.67	83	525	mar/18	mar/45
	LT Viamão 3-Capivari do Sul	47.11	65	230	mar/18	mar/45
	LT Guaíba 3-Capivari do Sul	204.09	178	525	mar/18	mar/45
	LT Salto Osório 3 - Gravataí 3	46.69	66	230	mar/18	mar/45
	LT Porto Alegre 8 - Porto Alegre 1	24.53	3.4	230	mar/18	mar/45
	LT Porto Alegre 12 - Porto Alegre 1	24.67	4	230	mar/18	mar/45
	LT Livramento 3 - Alegrete 2	65.79	125	230	mar/18	mar/45
	LT Livramento 3-Cerro Chato	7.3	10	230	mar/18	mar/45
	LT Livramento 3 - Santa Maria 3	126.73	247	230	mar/18	mar/45
	LT Livramento 3 - Maçambará 3	105.85	205	230	mar/18	mar/45
	LT Guaíba 3 – Gravataí Circuito 1	149.26	127	525	mar/18	mar/45
	LT Guaíba 3-Guaíba 2 C1	15.01	19	230	mar/18	mar/45
	LT Guaíba 3-Guaíba 2 C2	15.01	19	230	mar/18	mar/45
	LT Guaíba 3 Candiota 2 Circuito 2	454.31	279	525	mar/18	mar/45
	LT Povo Novo C2-Guaíba 3	231.73	245	525	mar/18	mar/45
	LT Santa Vitória do Palmar 2-Marmeleiro 2 Circuito 2	55.33	48	525	mar/18	mar/45
	LT Marmeleiro 2-Povo Novo	167.49	152	525	mar/18	mar/45
	LT Guaíba 3 -Nova Santa Rita C2	58.48	40	525	mar/18	mar/45
	Sec. Lagoa dos Barros-Osório 2	1.89	4	230	mar/18	mar/45
	Sec. p/ Intel SE Vila Maria C1 (CEEE)	1.55	0.5	230	mar/18	mar/45
	Sec. p/ Intel SE Vila Maria C2 (CEEE)	1.55	0.5	230	mar/18	mar/45

(1) Includes, in addition to the 500 kV Bom Despacho 3-Ouro Preto 2, the SEs Good Order 3 (Cemig) - C and Ouro Preto 2 (Cemig) - 3A.

(2) Is ready to go into commercial operation, only awaiting the issuance of the Operating License.

(3) Includes, in addition to the 230 kV Mascarenhas - Linhares, the SSs Mascarenhas (Escelsa) and Linhares (Escelsa).

(4) TL energized in Jul/2015 with forecast for commercial operation in Oct/15.

X.2.2.1.2 Substations

Eletrobras Companies	SS	Investiment (R$ Million)	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession
Chesf	SE 230/69 kv Polo	17.18	100	BA	dec/15	oct/40
	SE 230/69 kv Morro do Chapéu II	24.33	150	BA	jul/16	oct/41
	SE 230/69 kv Lagoa Nova II	51.22	300	RN	mar/16	oct/41
	SE 230/69 kv Ibiapina	51.22	200	CE	jun/16	oct/41
	SE 230/69 kv Teresina III	29.21	400	PI	jul/16	dec/41
	SE 230/69 kv N.S. Socorro	94.43	300	SE	feb/16	may/42
	SE 230/69 kv Maceió II	94.43	400	AL	jan/16	may/42
	SE 230/138 kv Poções II	94.43	200	BA	feb/16	may/42
	SE 230/69 kv Pirajá	30.57	360	BA	jan/17	may/42
	SE 230/69 kv Mirueira II	68.77	300	PE	nov/15	may/42
	SE 230/69 kv Jaboatão II	68.77	300	PE	aug/16	may/42
	SE 230/69 kv Touros II	46.18	150	RN	may/16	dec/42
	SE 230/69 kv Mossoró IV	46.18	100	RN	jun/16	dec/42
	SE 500/230 kv Igaporã III	99.44	2050	BA	oct/15	jun/42
	SE 230/69 kv Pindaí II	99.44	2050	BA	oct/15	jun/42
	SE 230/138 kV Teixeira de Freitas II	17.91	100	BA	dec/16	oct/38
Eletrosul	SE Garopaba –Implantação de dois módulos de EL	6.23	-	SC	dec/15	dec/42
	SE Palhoça Pinheira – Implantação de dois módulos de EL	4.99	-	SC	feb/16	dec/42
	SE Gaspar - Implantação de dois módulos de entrada de linha	10.52	-	SC	sep/16	dec/42
	SE Joinville SC – Implantação de dois módulos de entrada de linha	5.13	-	SC	oct/15	dec/42
	Subestação Ivinhema 2 (ampliação / 230/138 kV)	27.65	300	MS	jan/16	jan/44
	SE Siderópolis – ampliação K – implantação de um módulo de entrada de linha em 69 KV	1.53	-	SC	dec/15	dec/42
	SE Biguaçu – Ampliação “G” – 230/138/13,8 KV	14.68	150	SC	apr/16	dec/42
	SE Biguaçu - Ampliação "J"	40.79	672	SC	sep/16	mar/35
	SE Biguaçu - Ampliação "M" - Banco de Reatores de Barra 525 kV (3+1 reserva) x 50 MVAr e conexão 525kV	31.77	-	SC	jun/17	mar/35
	SE Canoinhas - Ampliação "G"	5.91	50	SC	sep/16	dec/42
	SE Desterro - Ampliação "A"	11.94	150	SC	sep/16	dec/42
	SE Joinville Norte - Ampliação "E"	11.77	150	SC	sep/16	dec/42
	SE Lageado Grande II - Implantação do 2º Autotransformador 230/138 kV - 75 MVA e conexões 230kV e 138kV.	12.26	75	SC	nov/16	oct/40
	SE Nova Andradina (Enersul) - Implantação de dois módulos de entrada de linha 138 Kv	5.05	-	MS	jan/16	dec/42
	SE Canoinhas - Ampliação "F"	7.93	150	SC	jan/18	dec/42
	Reforços em SEs: Gravataí, Gravataí 2, Salto Osório, Curitiba, Areia	3.4	0	PR	dec/15	dec/42
	Reforços em SEs: Farroupilha, Florianópolis, Ilhota, Palhoça, Areia	1.47	0	RS e SC	jul/05	dec/42
	SE Viamão 3 EL 230	7.75	-	RS	mar/18	mar/45
	SE 525/230/138 kV Capivari do Sul 525/230 (3+1)x 224 MVA e 230/138 kV 2x100 MVA	181.84	1096	RS	mar/18	mar/45
	SE Gravataí EL 525	23.65	-	RS	mar/18	mar/45
	SE Alegrete 2 (CCEE) EL 230 KV	8.25	-	RS	mar/18	mar/45
	SE 230 kV Vila Maria – 2xATF 230/138 kV	47.65	150	RS	mar/18	mar/45
	SE Gravataí 3 EL 230 OSO3	8.12	-	RS	mar/18	mar/45
	SE 230 kV Osório 3	24.25	-	RS	mar/18	mar/45
	SE 230 kV Porto Alegre 1 – 230/69 kV	59.76	166	RS	mar/18	mar/45
	SE Porto Alegre 12 EL 230 (Jardim Botânico)	8.79	-	RS	mar/18	mar/45
	SE Porto Alegre 8 EL 230	8.78	-	RS	mar/18	mar/45
	SE Cerro Chato EL 230 KV	4.72	-	RS	mar/18	mar/45
	SE Povo Novo 2EL 525 GUA3 MRO2	48	-	RS	mar/18	mar/45
	SE 230 kV Livramento 3 - compensador síncrono (-100/+100) MVAr	120.76	-	RS	mar/18	mar/45
	SE 230 kV Maçambará 3	43.35	-	RS	mar/18	mar/45
	SE Santa Maria 3 EL 230 KV	9.79	-	RS	mar/18	mar/45
	SE Guaíba 2 EL 230 KV	12.68	-	RS	mar/18	mar/45
	SE 525/230 kV Candiota 2 – com transformação ATR e reatores de barra 525 kV (6+1 res) x 224 MVA – (3+1 res) x50 MVAr	117.91	1768	RS	mar/18	mar/45
	SE 525 kV/230 kV Guaíba 3 ATR (6+1) x 224 MVA	239.92	1568	RS	mar/18	mar/45
	SE Marmeleiro 2 2EL 525 SPA2 PNO	51.03	-	RS	mar/18	mar/45
	SE Nova Santa Rita EL 525 GUA3	9.26	-	RS	mar/18	mar/45
	SE Sta Vitória do Palmar 2EL 525 MRO2	17.59	-	RS	mar/18	mar/45

X.2.2.2 Special Purpose Companies

X.2.2.2.1 Transmission Lines

SPE	From - To	Eletrobras Companies (%)	Investiment (R$ Million)		Lines Extension (km)	Tension (kV)	Beginning of Operation	End of Concesion
			Total	Up to 3Q15
Linha Verde Transmissora de Energia S.A.	Porto Velho (RO) – Samuel (RO) – Ariquemes (RO) - Ji-Paraná (RO) - Pimenta Bueno (RO) – Vilhena (RO) – Jauru (MT)	Eletronorte (49%)	885.11	763.92 (May/15)	987	230	mar/15	nov/39
Transnorte Energia S.A.	Eng. Lechuga (AM) - Equador (RR) e Equador (RR) - Boa Vista (RR), circuito duplo e SEs Equador (RR) Boa Vista (RR)	Eletronorte (49%)	1193.88	259.51	715	500	LT: Dec/16 CE: Feb/15	jan/42
Belo Monte Transmissora de Energia S.A.	Estação Conversora CA/CC, ±800 kV, 4.000 MW, junto a SE 500 kV Xingu; Estação Conversora CA/CC, ±800 kV, 3.850 MW, junto a SE 500 kV Estreito; e Linha de Transmissão em Corrente Contínua de ±800 kV Xingu - Estreito.	Eletronorte (24,5%)	5049.00	156.40	2,092	±800	feb/18	jun/44
	Xingu – Estreito	Furnas (24,5%)	4,802.00(2)	96.04	2,092	800	feb/18	jun/44
TDG Transmissora Delmiro Gouveia S.A.	LT São Luiz II/ São Luiz III	Chesf (49%)	410.00	378.00	156	230	jun/16	jul/40
Interligação Elétrica Garanhuns S.A.	LT Luiz Gonzaga/ Garanhuns, 500 kV LT Garanhuns/ Campina Grande III, 500 kv LT Garanhuns/ Pau Ferro, 500 kV LT Garanhuns/ Angelim I, 230 kV	Chesf (49%)	614.70	582.35	224 190 239 13	500 500 500 230	oct/15	dec/41
Transenergia Goiás S.A.	Serra da Mesa – Niquelândia; Niquelândia - Barro Alto	Furnas (49%)	130.00	6.89	100; 88	230	nov/15	nov/39
Triângulo Mineiro Transmissora S.A.	Marimbondo II - Assis	Furnas (49%)	324.84	155.93	296,5	500	dec/15	aug/43
Paranaíba Transmissora de Energia S.A.	Barreiras II - Rio das Éguas; Rio das Éguas - Luziânia; Luziânia - Pirapora II	Furnas (24,5%)	1061.00	477.45	244; 373; 350	500	may/16	may/43
Lago Azul Transmissora S.A.	Barro Alto - Itapaci	Furnas (49,9%)	32.63	3.59	69	230	nov/16	may/44
Mata de Santa Genebra Transmissora S.A.	Itatiba – Bateias; Araraquara II - Itatiba; Araraquara II - Fernão Dias	Furnas (49,9%)	1,843.80(1)	97.72	399; 207; 241	500	nov/17	may/44
Vale do São Bartolomeu Transmissora de Energia S.A.	Luziânia - Brasília Leste; Samambaia - Brasília Sul; Brasília Sul - Brasília Gera	Furnas (39%)	293.30	64.71	67; 14; 13,5	500	apr/16	oct/43
Energia Olímpica S.A.	Barra da Tijuca – SE Olímpica; Gardência – SE Olímpica	Furnas (49,9%)	n/a	n/a	10,8 2,9	138	may/15	n/a
Fronteira Oeste Transmissora de Energia S.A. (2)	LT Santo Ângelo/Maçambará, em 230 Kv; LT Pinhalzinho/Foz do Chapecó, circuito simples, C1 e C2 Seccionamento LT 138KV Alegrete 1 – Santa Maria 1	Eletrosul (51%)	112.56	17.52	205 40 02	230 230 138	Dec/16 Jul/2016 Dec/2015	jan/44
Paraíso Transmissora de Energia S.A.	LT Paraíso 2-Chapadão C2; LT Campo Grande 2-Paraíso 2 C2; Sec. LT Campo Grande 2 – Chapadão - Paraíso 2	Eletrosul (24,5%)	132.68	2.63	65 200 -	230	Sep/2017 Mar/2018 Sep/2017	mar/45

(1) Includes the substations.

(2) TL  Sant'Angelo-Maçambara is scheduled for Apr/16 while the TL Pinhalzinho-Foz do Chapecó is scheduled for Feb/16.

X.2.2.2.2 Substations

SPE	SS	Eletrobras Companies (%)	Investiment (R$ Million)	Transformation Capacity (MVA)	Location (State)	Beginning of Operation	End of Concession
			Total
Interligação Elétrica Garanhuns S.A.	SE – Garanhuns, 500/230 kV SE – Pau Ferro, 500/230 kV	Chesf (49%)	141.02 107.35	500/230	PE	oct/15	dec/41
Mata de Santa Genebra Transmissora S.A.	SE Santa Bárbara D’Oeste 440 kV, Compensador Estático (-300,+300) Mvar; SE Itatiba 500 kV, Compensador Estático; (-300,+300) Mvar; SE 500/440 kV Fernão Dias (9+1R)	Furnas (49,9%)	1,843.8	4000	SP	feb/17	may/44
Vale do São Bartolomeu Transmissora de Energia S.A.	SE Brasília Leste	Furnas (39%)	269.65	180	DF	jul/16	oct/43
Belo Monte Transmissora de Energia S.A.	Estação Conversora CA/CC,±800 kV, 4.000 MW, junto a SE 500 kV Xingu; Estação Conversora CA/CC, ±800 kV, 3.850 MW, junto a SE 500 kV Estreito	Furnas (24,5%)	2162	3400; 3300	Xingu (PA); Estreito (MG)	feb/18	jun/44
Fronteira Oeste Transmissora de Energia S.A. (1)	SE Pinhalzinho, em 230/138 kV (ATF1), SE Pinhalzinho, em 230/138 kV (ATF 2 e ATF3) e ampliações SE Maçarambá, Foz do Chapecó e Santo Angelo; Ampliação da SE Santa Maria 3, 230/138 kV	Eletrosul (51%)	58,69 23,75	450 166	RS	jul/16 dec/15	jan/44
Paraíso Transmissora de Energia S.A.	SE Campo Grande 2 EL 230 PAR2; SE Chapadão EL PAR2; SE 230/138 kV Paraíso 2	Eletrosul (24,5%)	71.53	300	RS	mar/18 mar/18 sep/17	mar/45

(1) The expansion of SS Maçarambá and Snato Ângelo are planned for Dec/16.

XI. SPEs Data

XI.1 Operational Data

XI.1.1 Generation

XI.1.1.1 Operational Assets and Generated Energy

SPE	Unit	Eletrobras Companies(%)	Location (State)	Installed Capacity (MW)	Energy Assured (Average MW)	Generated Energy (MWh)			Beginning of Operation	End of Concession
						1Q15	2Q15	3Q15
EAPSA - Energia Águas Da Pedra S.A.	UHE Dardanelos	Eletronorte (24,5%) Chesf (24,5%)	MT	261.0	154.9	430,573	489,984	92,093	aug/11	jul/42
Amapari Energia S.A.	UTE Serra do Navio	Eletronorte (49%)	AP	23.3	21.0	83,04	83	-	jun/08	may/37
Brasventos Miassaba 3 Geradora de Energia S.A	Parque Eólico Miassaba 3	Eletronorte (24,5%) Furnas (24,5%)	RN	68.5	22.8	41,945	34,326	45,923	may/14 (1)	aug/45
Brasventos Eolo Geradora de Energia S.A.	Parque Eólico Rei dos Ventos 1	Eletronorte (24,5%) Furnas (24,5%)	RN	58.5	21.9	35,088	26,782	40,276	may/14 (1)	dec/45
Rei dos Ventos 3 Geradora de Energia S.A.	Parque Eólico Rei dos Ventos 3	Eletronorte (24,5%) Furnas (24,5%)	RN	60.1	21.1	35,537	28,553	31,152	may/14 (1)	dec/45
ESBR Participações S.A.	UHE Jirau (2)	Chesf (20%) Eletrosul (20%)	RO	3,750.0	2,184.6	2,850,028	3,536,010	2,501,779	sep/13	aug/43
Pedra Branca S.A.	Pedra Branca	Chesf (49%)	BA	30.0	12.2	25,942	31,895	40,731	sep/13	feb/46
São Pedro do Lago S.A.	São Pedro do Lago	Chesf (49%)	BA	30.0	13.5	22,004	28,919	37,502	mar/13	feb/46
Sete Gameleiras S.A.	Sete Gameleiras	Chesf (49%)	BA	30.0	12.6	24,106	30,629	39,215	mar/13	feb/46
V. de Santa Joana IX Energia Renováveis S.A. (3)	Santa Joana IX	Chesf (49%)	PI	29.6	14.8	-	-	11,641	mar/13	apr/49
V. de Santa Joana X Energia Renováveis S.A. (2)	Santa Joana X	Chesf (49%)	PI	29.6	15.5	-	-	36,396	aug/15	apr/49
V. de Santa Joana XI Energia Renováveis S.A. (3)	Santa Joana XI	Chesf (49%)	PI	29.6	16.0	-	-	33,492	jul/15	apr/49
V. de Santa Joana XII Energia Renováveis S.A. (3)	Santa Joana XII	Chesf (49%)	PI	28.9	17.4	-	-	26,461	jul/15	apr/49
V. de Santa Joana XIII Energia Renováveis S.A. (3)	Santa Joana XIII	Chesf (49%)	PI	29.6	16.2	-	-	33,856	jul/15	apr/49
V. de Santa Joana XV Energia Renováveis S.A. (3)	Santa Joana XV	Chesf (49%)	PI	28.9	17.3	-	-	34,179	jul/15	apr/49
V. de Santa Joana XVI Energia Renováveis S.A. (3)	Santa Joana XVI	Chesf (49%)	PI	28.9	17.8	-	-	34,948	jul/15	apr/49
Enerpeixe S.A.	UHE Peixe Angical	Furnas (40%)	TO	498.8	280.5	536,425	598,692	459,510	jun/06	nov/36
Baguari Geração de Energia S.A.	UHE Baguari	Furnas (15%)	MG	140.0	80.0	40,462	38,754	23,018	sep/09	aug/41
Retiro Baixo Energética S.A.	UHE Retiro Baixo	Furnas (49%)	MG	82.0	38.5	58,082	35,522	6,986	mar/10	aug/41
Foz de Chapecó Energia S.A.	UHE Foz de Chapecó	Furnas (40%)	RS/SC	855.0	432.0	1,526,726	850,675	1,486,005	oct/10	nov/36
Serra do Facão Energia S.A.	UHE Serra do Facão	Furnas (49,47%)	GO	212.6	182.4	102,565	79,333	136,923	jul/10	nov/36
Madeira Energia S.A.	UHE Santo Antônio (4)	Furnas (39%)	RO	3,568.3	2,424.2	2,515,719	2,634,262	3,009,966	mar/12	jun/43
Tijoá Participações e Investimentos S.A.	UHE Três Irmãos (5)	Furnas (49,9%)	SP	807.5	217.5	421,967	194,577	276,541	oct/14	oct/44
Eólica Livramento	Parques eólicos (6)	Eletrosul (52,53%)	RS	78.0	29.0	-	-	8,154	nov/13	mar/47
Santa Vitória do Palmar S.A.	Parques eólicos Geribatu I a X	Eletrosul (49%)	RS	258.0	109.0	79,350	170,078	207,160	feb/15	apr/47
Eólica –Chuí Holding S.A.	Parques eólicos Chuí I a V, e Minuano I e II	Eletrosul (49%)	RS	144	59.8	-	29,289	106,777	may/15	apr/47
(1) Decision obtained through a writ of mandamus requesting an injunction.

(2) The first turbine began operating in September 2013 with 75 MW of installed capacity. In the third quarter 2015 the company totaled 34 machines in operation, resulting in an installed capacity of 2,550 MW in operation.

(3) The participation of SPEs TPU V. de Santa Joana IX, X, XI, XII, XIII, XIV and XV were merged into the company Chapada do Piaui Holding S/A.
(4) 32 units in operation to the 3Q15 totaling 2,286.08MW.

(5) The granting of HPU Tres Irmãos, owned by CESP and won in November 2011, was not renewed under the terms of Law No. 12,783/13. In Auction No. 002/2014 - ANEEL, which occurred on March 28, 2014, the consortium Furnas (49.9%) and FIP Constantinople (50.1%) was crowned winner in the competition for granting of concession of UHE Three Brothers, upon the proposal of hiring power generation service at lower cost of generation Assets Management (GAG), including operating costs, maintenance, management, compensation and amortization of the hydroelectric plant, where appropriate, under what regime in art. 8 of Law No. 12,783, of January 11, 2013 for a period of thirty (30) years from the effective date of its Concession Agreement, which was signed on September 10, 2014.

.

XI.1.1.2  Energy Sold

SPE	Eletrobras Companies (%)	Buyer	Sale Type	1Q15		2Q15		3Q15
				R$ million	MWh	R$ million	MWh	R$ million	MWh
EAPSA - Energia Águas Da Pedra S.A.	Eletronorte (24,5%) Chesf (24,5%)	Sistema Eletrobras	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Outros	A	-	-	-	-	-	-
			B	56.80	331,389.00	54.91	313,752.80	56.70	312,412.37
Amapari Energia S.A.	Eletronorte (49%)	Sistema Eletrobras	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Outros	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
Brasventos Miassaba 3 Geradora de Energia S.A	Eletronorte (24,5%) Furnas (24,5%)	Sistema Eletrobras	A	-	-	-	-	-	-
			B	8.4	41,944	6.9	34,326	9.7	45,923
		Outros	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24,5%) Furnas (24,5%)	Sistema Eletrobras	A	-	-	-	-	-	-
			B	7.5	37,425	5.4	26,782	8.6	40,276
		Outros	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24,5%) Furnas (24,5%)	Sistema Eletrobras	A	-	-	-	-	-	-
			B	7.1	35,537	5.7	28,553	6.6	31, 152
		Outros	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
ESBR Participações S.A.	Chesf (20%) Eletrosul (20%)	Sistema Eletrobras	A	32.02	316,210.18	40.64	398,639.52	37.57	364,574.00
			B	116.67	618,674.81	81.38	431,518.67	105.33	558,549.82
		Outros	A	156.66	1,564,402.93	208.39	2,012,521.18	197.14	1,843,341.13
			B	175.00	928,012.21	161.99	755,278.00	188.01	984,224.74
Pedra Branca S.A.	Chesf (49%)	Sistema Eletrobras	A	2.50	14,480.00	2.50	17,802.94	2.50	22,734.70
			B	-	-	-	-	-	-
		Outros	A	2.00	11,462.00	2.00	14,092.40	2.00	17,996.27
			B	-	-	-	-	-	-
São Pedro do Lago S.A.	Chesf (49%)	Sistema Eletrobras	A	2.80	12,436.00	2.80	16,344.72	2.80	21,195.39
			B	-	-	-	-	-	-
		Outros	A	2.10	9,567.00	2.10	12,574.70	2.10	16,306.53
			B	-	-	-	-	-	-
Sete Gameleiras S.A.	Chesf (49%)	Sistema Eletrobras	A	2.60	13,699.00	2.60	17,406.79	2.60	22,286.44
			B	-	-	-	-	-	-
		Outros	A	2.00	10,406.00	2.00	13,222.14	2.00	16,928.70
			B	-	-	-	-	-	-
V. de Santa Joana IX Energia Renováveis S.A. (3)	Chesf (49%)	Sistema Eletrobras	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Outros	A	-	-	-	-	3.72	29,132.40
			B	-	-	-	-	-	-
V. de Santa Joana X Energia Renováveis S.A. (2)	Chesf (49%)	Sistema Eletrobras	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Outros	A	-	-	-	-	3.83	39,807.20
			B	-	-	-	-	-	-
V. de Santa Joana XI Energia Renováveis S.A. (3)	Chesf (49%)	Sistema Eletrobras	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Outros	A	-	-	-	-	3.97	41,270.70
			B	-	-	-	-	-	-
V. de Santa Joana XII Energia Renováveis S.A. (3)	Chesf (49%)	Sistema Eletrobras	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Outros	A	-	-	-	-	4.31	44,783.10
			B	-	-	-	-	-	-
V. de Santa Joana XIII Energia Renováveis S.A. (3)	Chesf (49%)	Sistema Eletrobras	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Outros	A	-	-	-	-	3.77	39,221.80
			B	-	-	-	-	-	-
V. de Santa Joana XV Energia Renováveis S.A. (3)	Chesf (49%)	Sistema Eletrobras	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Outros	A	-	-	-	-	4.23	43,905.00
			B	-	-	-	-	-	-
V. de Santa Joana XVI Energia Renováveis S.A. (3)	Chesf (49%)	Sistema Eletrobras	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Outros	A	-	-	-	-	4.31	44,783.10
			B	-	-	-	-	-	-
Enerpeixe S.A.	Furnas (40%)	Sistema Eletrobras	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Outros	A	-	-	-	-	-	-
			B	45.95	223,602.15	43.65	210,013.68	36.48	176,856.82
Baguari Geração de Energia S.A.	Furnas (15%)	Sistema Eletrobras	A	0.28	1,532.00	0.27	1,496.00	0.29	1,566.63
			B	-	-	-	-	-	-
		Outros	A	15.24	84,790.00	15.07	81,703.00	14.89	77,994.65
			B	-	-	-	-	-	-
Retiro Baixo Energética S.A.	Furnas (49%)	Sistema Eletrobras	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Outros	A	15.00	83,627.85	14.50	78,572.27	14.20	74,748.42
			B	0.40	2,161.00	0.40	2,184.00	0.40	2,208.00
Foz de Chapecó Energia S.A.	Furnas (40%)	Sistema Eletrobras	A	-	-	-	-	-	-
			B	-	-	-	-	-	-
		Outros	A	112.64	587.69	109.71	557,270.06	112.01	550,335.58
			B	75.93	373.25	78.27	377,395.20	79.26	381,542.40
Serra do Facão Energia S.A.	Furnas (49,47%)	Sistema Eletrobras	A	8.88	46,907.07	5.86	29,112.53	1.51	7,540.82
			B	-	-	-	-	-	-
		Outros	A	71.48	360,875.21	73.66	374,291.98	77.41	384,284.60
			B	-	-	-	-	-	-
Madeira Energia S.A.	Furnas (39%)	Sistema Eletrobras	A	12.54	109,648.97	12.27	107,280.88	29.02	246,763.96
			B	-	-	-	-	-	-
		Outros	A	370.27	3,255,902.00	360.35	3,088,607.70	357.69	2,956,033.62
			B	406.02	2,020,151.55	323.85	1,631,950.32	323.07	1,633,207.97
Tijoá Participações e Investimentos S.A.	Furnas (49,9%)	Sistema Eletrobras	A	n/d	n/d	n/d	n/d	n/d	n/d
			B	n/d	n/d	n/d	n/d	n/d	n/d
		Outros	A	n/d	n/d	n/d	n/d	n/d	n/d
			B	n/d	n/d	n/d	n/d	n/d	n/d
Eólica Livramento	Eletrosul (52,53%)	Sistema Eletrobras	A	0.25	6,775.79	0.15	6,847.90	0.32	6,923.16
			B	-	-	-	-	-	-
		Outros	A	2.09	55,893.21	1.22	56,488.10	2.67	57,108.84
			B	-	-	-	-	-	-
Santa Vitória do Palmar S.A.	Eletrosul (49%)	Sistema Eletrobras	A	1.00	8,768.12	3.11	25,738.68	3.14	26,021.52
			B	-	-	-	-	-	-
		Outros	A	8.26	72,327.88	25.62	212,317.32	25.90	214,261.62
			B	-	-	-	-	-	-
Eólica –Chuí Holding S.A.	Eletrosul (49%)	Sistema Eletrobras	A	1.01	4,818.44	2.44	14,144.47	1.80	14,299.90
			B	-	-	-	-	-	-
		Outros	A	8.33	39,747.16	20.12	116,677.13	14.86	117,959.30
			B	3.64	9,422.00	-	-	-	-
Total				1,710.37	10,218,650.46	1,651.83	10,975,245.08	1,721.80	11,080,698.83
A – Sale of electric energy in the regulated market - revenues from quotas.

B - Through contracts on the free market or bilateral contracts.

XI.1.1.3 Average Rate – R$/MWh

SPE	Eletrobras Companies (%)	1Q15	2Q15	3Q15
EAPSA - Energia Águas Da Pedra S.A.	Eletronorte (24,5%) Chesf (24,5%)	171.29	175.02	180.58
Amapari Energia S.A.	Eletronorte (49%)	0.00	0.00	0.00
Brasventos Miassaba 3 Geradora de Energia S.A	Eletronorte (24,5%) Furnas (24,5%)	199.48	199.48	211.31
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24,5%) Furnas (24,5%)	200.40	200.40	212.28
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24,5%) Furnas (24,5%)	200.4	200.79	212.7
ESBR Participações S.A.	Chesf (20%) Eletrosul (20%)	140.16	136.86	140.79
Pedra Branca S.A.	Chesf (49%)	171.45	171.45	171.45
São Pedro do Lago S.A.	Chesf (49%)	171.45	171.45	171.45
Sete Gameleiras S.A.	Chesf (49%)	171.45	171.45	171.45
V. de Santa Joana IX Energia Renováveis S.A. (3)	Chesf (49%)	0.00	0.00	173.72
V. de Santa Joana X Energia Renováveis S.A. (2)	Chesf (49%)	0.00	0.00	143.87
V. de Santa Joana XI Energia Renováveis S.A. (3)	Chesf (49%)	0.00	0.00	141.75
V. de Santa Joana XII Energia Renováveis S.A. (3)	Chesf (49%)	0.00	0.00	133.86
V. de Santa Joana XIII Energia Renováveis S.A. (3)	Chesf (49%)	0.00	0.00	144.60
V. de Santa Joana XV Energia Renováveis S.A. (3)	Chesf (49%)	0.00	0.00	140.64
V. de Santa Joana XVI Energia Renováveis S.A. (3)	Chesf (49%)	0.00	0.00	137.19
Enerpeixe S.A.	Furnas (40%)	388.48	216.61	206.26
Baguari Geração de Energia S.A.	Furnas (15%)	179.73	184.51	190.79
Retiro Baixo Energética S.A.	Furnas (49%)	179.35	184.31	190.11
Foz de Chapecó Energia S.A.	Furnas (40%)	196.23	201.13	205.25
Serra do Facão Energia S.A.	Furnas (49,47%)	196.87	199.41	201.40
Madeira Energia S.A.	Furnas (39%)	146.47	144.26	146.77
Tijoá Participações e Investimentos S.A.	Furnas (49,9%)	n/d	n/d	n/d
Eólica Livramento	Eletrosul (52,53%)	37.36	21.58	46.74
Santa Vitória do Palmar S.A.	Eletrosul (49%)	114.25	120.66	120.86
Eólica –Chuí Holding S.A.	Eletrosul (49%)	209.70	172.45	125.95

XI.1.2 Transmission

XI.1.2.1 Operational Asset

XI.1.2.1.1 Transmission Lines

SPE	From - To	Eletrobras Companies (%)	Extension (km)	Tension (kV)	Beginning of Operation	End of Concession
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	Coxipó-Cuiabá-Rondonópolis (MT), SE Seccionadora Cuiabá	Eletronorte (49%)	193	230	aug/05	feb/34
INTESA - Integração Transmissora de Energia S.A.	Colinas-Miracema-Gurupi-Peixe Nova-Serra da Mesa 2 (TO / GO)	Eletronorte (37%) Chesf (12%)	695	500	may/08	apr/36
BRASNORTE Transmissora de Energia S.A.	Jauru - Juba – C2 (MT) e Maggi - Nova Mutum (MT), SE Juba e SE Maggi - 230/138 kV	Eletronorte (49,71%)	402	230	sep/09	mar/38
Transmissora Matogrossense de Energia S.A. – TME	LT Jauru / Cuiabá, em 230 kV, Mato Grosso	Eletronorte (49%)	348	500	nov/11	nov/39
Manaus Transmissora de Energia S.A.	Oriximiná - Silves - Lechuga (AM), SE Silves (ex-Itacoatiara) e SE Lechuga (ex-Cariri)	Eletronorte (30%) Chesf (19,5%)	559	500	mar/13	oct/38
Norte Brasil Transmissora de Energia S.A.	Coletora Porto Velho (RO) - Araraquara (SPE)	Eletronorte (49%)	2411.9	600	nov/14	feb/39
Sistema de Transmissão do Nordeste S.A.	Teresina II/PI-Sobral III/CE; Teresina II/PI-Fortaleza II/CE; Sobral III/CE-Fortaleza II/CE	Chesf (49%)	546	500	jan/06	feb/34
Interligação Elétrica do Madeira S.A.	LT Coletora Porto Velho/ Araraquara II, CS	Chesf (24,5%)	2375	600	aug/13	feb/39
Extremoz Transmissora do Nordeste –ETN S.A.	LT Ceará Mirim/João Câmara II LT Ceará Mirim/ Extremoz II LT Ceará Mirim/ Campina III, 500 kV LT Campina Grande III/Campina Grande II, 230 kV	Chesf (49%)	64 26 201 8,5	500 230 500 230	oct/14 oct/14 may/15 may/15	oct/41
Baguari Energia S.A.	UHE Baguari - SE Baguari	Furnas (15%)	0.8	230	feb/10	aug/41
Baguari Energia S.A.	SE Baguari - Mesquita – Governador Valadares	Furnas (15%)	2.5	230	apr/10	aug/41
Baguari Energia S.A.	SE Baguari – Mesquita	Furnas (15%)	69	230	apr/10	aug/41
Baguari Energia S.A.	SE Baguari - Gov. Valadares	Furnas (15%)	26	230	apr/10	aug/41
Centroeste de Minas	Furnas – Pimenta II	Furnas (49%)	62.7	345	mar/10	mar/35
Chapecoense Geração S.A.	SE Foz do Chapecó – Gurita	Furnas (40%)	72.6	230	mar/11	nov/36
Chapecoense Geração S.A.	SE Foz do Chapecó – SE Xanxerê	Furnas (40%)	77.6	230	mar/11	nov/36
Chapecoense Geração S.A.	UHE Foz do Chapecó – SE de Foz do Chapecó	Furnas (40%)	1	230	mar/11	nov/36
Enerpeixe S.A.	Peixe Angical – Peixe 2	Furnas (40%)	17	500	apr/06	nov/36
Goiás Transmissão S.A.	Rio Verde Norte – Trindade	Furnas (49%)	193	500	dec/13	jul/40
Goiás Transmissão S.A.	Trindade – Xavantes	Furnas (49%)	37	230	dec/13	jul/40
Goiás Transmissão S.A.	Trindade – Carajás	Furnas (49%)	29	230	oct/13	jul/40
MGE Transmissão S.A.	Mesquita - Viana 2	Furnas (49%)	248	500	jun/14	jul/40
MGE Transmissão S.A.	Viana 2 – Viana	Furnas (49%)	10	345	jun/14	jul/40
Interligação Elétrica do Madeira S.A.	LT Coletora Porto Velho-Araraquara II (Lote D)	Furnas (24,5%)	2375	600	aug/13	feb/39
Retiro Baixo Energética S.A.	UHE Retiro Baixo – SE Curvelo	Furnas (49%)	45	138	oct/10	aug/41
Serra do Facão Energia S.A.	UHE Serra do Facão – SE Celg de Catalão	Furnas (49,5%)	32	138	oct/10	nov/36
Transenergia Renovável S.A.	Barra dos Coqueiros – Quirinópolis	Furnas (49%)	52.3	230	apr/11	apr/39
Transenergia Renovável S.A.	Quirinópolis - UTE Quirinópolis	Furnas (49%)	34.4	138	may/11	jun/25
Transenergia Renovável S.A.	Quirinópolis - UTE Boavista	Furnas (49%)	16.7	138	may/11	jun/25
Transenergia Renovável S.A.	Chapadão – Jataí	Furnas (49%)	131.5	230	dec/12	jun/25
Transenergia Renovável S.A.	Jataí – Mineiros	Furnas (49%)	61.4	138	dec/12	jun/25
Transenergia Renovável S.A.	Jataí - UTE Jataí	Furnas (49%)	51.2	138	dec/12	jun/25
Transenergia Renovável S.A.	Jataí - UTE Água Emendada	Furnas (49%)	32.6	138	dec/12	jun/25
Transenergia Renovável S.A.	Mineiros - Morro Vermelho	Furnas (49%)	45.2	138	dec/12	jun/25
Transenergia Renovável S.A.	Morro Vermelho - UTE Morro Vermelho	Furnas (49%)	31	138	dec/12	jun/25
Transenergia Renovável S.A.	Morro Vermelho - UTE Alto Taquari	Furnas (49%)	30.2	138	jun/13	jun/25
Transenergia Renovável S.A.	Palmeiras – Edéia	Furnas (49%)	57	230	may/13	jun/25
Transenergia Renovável S.A.	Edéia - UTE Tropical Bionenergia I	Furnas (49%)	48.7	138	may/13	jun/25
Transirapé	Irapé – Araçuaí	Furnas (24,5%)	65	230	may/07	mar/35
Transleste	Montes Claros – Irapé	Furnas (24,5%)	138	345	dec/06	feb/34
Transudeste	Itutinga – Juiz de Fora	Furnas (25%)	140	345	feb/07	mar/35
Etau	Linha de transmissão (Campos Novos (SC) – Barra Grande (SC) – Lagoa Vermelha (RS) – Santa Marta (RS))	Eletrosul (27,42%)	188	230	jul/05	dec/32
Uirapuru	Linha de transmissão (Ivaiporã (PR) – Londrina (PR))	Eletrosul (75%)	120	525	jul/06	mar/35
Transmissora Sul Brasileira de Energia – TSBE	LT 525 KV Salto Santiago – Itá	Eletrosul (80%)	188	525	feb/14	may/42
Transmissora Sul Brasileira de Energia – TSBE	LT 525KV Itá – Nova Santa Rita	Eletrosul (80%)	307	525	aug/14	jan/00
Transmissora Sul Brasileira de Energia – TSBE	LT 230KV Nova Santa Rita – Camaquã	Eletrosul (80%)	121	230	dec/14	jan/00
Transmissora Sul Brasileira de Energia – TSBE	LT 230KV Camaquã – Quinta	Eletrosul (80%)	167	230	dec/14	jan/00
Costa Oeste	LT Cascavel Oeste – Umuarama, CS	Eletrosul (49%)	144.4	230	aug/14	jan/42
Transmissora Sul Litorânea de Energia - TSLE	LT Povo Novo – Marmeleiro, CS	Eletrosul (51%)	152	525	dec/14	aug/42
Transmissora Sul Litorânea de Energia - TSLE	LT Nova santa Rita – Povo Novo, CS	Eletrosul (51%)	268	525	mar/15	jan/00
Transmissora Sul Litorânea de Energia - TSLE	LT Marmeleiro – Santa Vitória do Palmar	Eletrosul (51%)	48	525	dec/14	jan/00
Marumbi Transmissora de Energia S.A.	LT 525 KV Curitia / Curitiba Leste (PR)	Eletrosul (20%)	28	525	jun/15	may/42

XI.1.2.1.2 Substations

SPE	Substation	Eletrobras Companies (%)	Transformation Capacity (MVA)	Beginning of Operation	End of Concession
AETE - Amazônia Eletronorte Transmissora de Energia S.A.	SE Seccionadora Cuiabá	Eletronorte (49%)	n/a	aug/05	feb/34
BRASNORTE Transmissora de Energia S.A.	SE Juba SE Maggi - 230/138 kV	Eletronorte (49,71%)	300 100	sep/09	mar/38
Manaus Transmissora de Energia S.A.	SE Silves (ex-Itacoatiara) SE Lechuga (ex-Cariri)	Eletronorte (30%) Chesf (19,5%)	150 1800	mar/13	oct/38
INTESA - Integração Transmissora de Energia S.A.	SE Peixe 2 SE Serra da Mesa 2	Eletronorte (37%)	n/a	may/08	apr/36
Transmissora Matogrossense de Energia S.A. – TME	SE Jauru 500/230 kV	Eletronorte (49%)	750	nov/11	nov/39
Interligação Elétrica do Madeira S.A.	Estação Retificadora CA/CC de 500 kV para +/- 600 kV; Estação Inversora CC/CA de +/- 600 kV para 500 kV.	Chesf (24,5%) Furnas (24,5%)	3150 2950	may/14	feb/39
TDG – Transmissora Delmiro Gouveia S.A.	SE – Pecém II, de 500/230 kV; SE – Aquiraz, de 230/69 kV	Chesf (49%)	3600 450	oct/13	jul/40
Extremoz Transmissora do Nordeste - ETN S.A.	SE – João Câmara II, 500/138 kV SE – Ceará Mirim, 500/230 kV SE – Campina Grande III, 500/230 kV	Chesf (49%)	900 900 500/230	oct/14 oct/14 may/15	oct/41
Luziânia Niquelândia Transmissora S.A.	SE Niquelândia	Furnas (49%)	40	aug/15	may/42
Energia Olímpica S.A.	SE Olímpica 138/13,8 kV	Furnas (49,9%)	120	may/15	n/a
Caldas Novas Transmissão S.A. (1)	Ampliação da SE Corfumbá	Furnas (49%)	150	jul/13	dec/42
Madeira Energia S.A.	SE da Usina de Santo Antônio	Furnas (39%)	3630	aug/07	jun/43
MGE Transmissão S.A.	Viana 2	Furnas (49%)	900	aug/14	jul/40
Retiro Baixo Energética S.A.	SE da Usina de Retiro Baixo	Furnas (49%)	100	aug/06	aug/41
Serra do Facão Energia S.A.	SE da Usina de Serra do Facão	Furnas (49,47%)	236.4	nov/01	nov/36
Transenergia Renovável S.A	Edéia Jataí Mineiros Morro Vermelho Quirinópolis	Furnas (49%)	150 225 - - 225	feb/12 dec/12 dec/12 dec/12 apr/11	jun/25 jun/25 jun/25 jun/25 jun/25
Transenergia São Paulo S.A	Itatiba	Furnas (49%)	800	aug/12	nov/39
Etau (2)	Se Lagoa Vermelha 2 230/138KV SE Barra Grande 230/138 KV	Eletrosul (27,42%)	150 -	jul/05	dec/32
Transmissora Sul Brasileira de Energia – TSBE	Ampliação SE 525 KV Salto Santiago; Ampliação SE 525 kV Itá Ampliação SE 525/230kV; Nova Santa Rita; SE Camaquã 3 230/69Kv ; Ampliação SE 230 kV Quinta	Eletrosul (80%)	- - - 166 -	feb/14 aug/14 aug/14 dec/14 dec/14	may/42
Costa Oeste (3)	Subestação Umuarama 230/138 kV – 2X150 MVA	Eletrosul (49%)	300	jul/14	jan/42
Transmissora Sul Litorânea de Energia - TSLE	SE Povo Novo525/230 kV; SE Santa Vitória do Palmar 525/138 kV; SE Marmeleiro 525 kV - Compensador Síncrono ±200 Mvar; Ampliação SE Nova Santa Rita 525kV	Eletrosul (51%)	672 75 - -	dec/14 dec/14 dec/14 mar/15	aug/42
Marumbi Transmissora de Energia S.A.	SE Curitiba Leste - 1 banco 3x224 MVA 525/230 KV	Eletrosul (20%)	672	jun/15	may/42

(1) This enterprise consists on the extension of SS Corumbá.

(2) Entrances of lines and installations inputs associated with TL Campos Novos - Santa Marta located in substations.

(3) Commercial operation by sharing with Copel (TL Caiuá

XI.2 Loans and Financing – R$ Million

SPE	Eletrobras Companies (%)	BNDES (a)							Other Creditors (b)							Total (a+b)
		2015	2016	2017	2018	2019	2020	Após 2020	2015	2016	2017	2018	2019	2020	Após 2020
Belo Monte Transmissora de Energia S.A	Eletronorte (24,5%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	427.32	-	-	-	-	-	427.32	854.64
	Furnas (24,5%)
Norte Brasil Transmissora de Energia S.A. (1)	Eletronorte (49%)	1,136.87	1,065.63	992.94	-	-	-	-	253.50	269.70	280.43	-	-	-	-	3,999.07
Manaus Transmissora de Energia S.A.	Eletronorte (30%)	15.88	31.40	31.30	31.30	31.30	31.20	188.40	32.06	24.00	25.00	26.10	27.40	28.80	350.90	875.04
	Chesf (19,5%)
Linha Verde Transmissora de Energia S.A.	Eletronorte (49%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	193.69	201.43	194.78	187.64	179.84	171.76	197.42	1,326.56
Transmissora Matogrossense de Energia S.A.	Eletronorte (49%)	65.19	58.94	52.68	-	-	-	-	81.26	75.46	69.26	-	-	-	-	402.79
Brasventos Eolo Geradora de Energia S.A.	Eletronorte (24,5%)	114.88	106.57	98.27	-	-	-	-	n/a	n/a	n/a	n/a	n/a	n/a	n/a	319.72
	Furnas (24,5%)
Brasventos Miassaba 3 Geradora de Energia S.A.	Eletronorte (24,5%)	115.65	107.29	98.93	-	-	-	-	n/a	n/a	n/a	n/a	n/a	n/a	n/a	321.87
	Furnas (24,5%)
Rei dos Ventos 3 Geradora de Energia S.A.	Eletronorte (24,5%)	121.07	112.32	103.57	-	-	-	-	n/a	n/a	n/a	n/a	n/a	n/a	n/a	336.96
	Furnas (24,5%)
Norte Energia S.A. (2)	Eletronorte (19,98%)	-	-	167.83	384.61	471.99	513.71	10,722.14	-	-	77.70	242.90	320.58	345.80	7,290.55	20,537.81
	Chesf (15%)
Sistema de Transmissão Nordeste S.A.	Chesf (49%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	9.43	19.34	20.35	21.45	22.54	23.75	53.09	169.95
Integração Transmissora de Energia S.A	Chesf (12%)	15.88	30.60	30.60	30.60	30.60	25.50	-	n/a	n/a	n/a	n/a	n/a	n/a	n/a	163.78
Interligação Elétrica do Madeira	Chesf (24,5%)	132.30	122.90	122.90	122.90	122.90	122.90	950.00	25.00	-	10.50	22.20	40.80	57.30	584.00	2,436.60
	Furnas (24,5%)
Interligação Elétrica Garanhuns S.A.	Chesf (49%)	7.89	31.57	31.57	31.57	31.57	31.57	179.66	n/a	n/a	n/a	n/a	n/a	n/a	n/a	345.38
Transmissora Delmiro Gouveia S.A.	Chesf (49%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	168.00	165.00	161.00	158.00	154.00	149.00	280.00	1,235.00
ESBR Participações S.A.	Chesf (20%)	70.76	283.02	283.02	283.02	283.02	283.02	4,174.88	71.38	285.51	285.51	285.51	285.51	285.51	4,211.49	11,371.14
	Eletrosul (20%)
Energética Águas da Pedra S.A.	Chesf (24,5%)	8.50	34.00	33.70	33.40	33.40	33.40	202.50	n/a	n/a	n/a	n/a	n/a	n/a	n/a	378.90
Companhia Energética Sinop S.A.	Chesf (24,5%)	-	80.00	-	-	-	-	-	-	229.00	-	-	-	-	-	309.00
Vamcruz Participações S.A. (3)	Chesf (49%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	223.48	-	-	-	-	-	-	223.48
São Pedro do Lago S.A.	Chesf (49%)	2.52	5.03	5.03	5.03	5.03	5.03	44.44	n/a	n/a	n/a	n/a	n/a	n/a	n/a	72.11
Pedra Branca S.A.	Chesf (49%)	2.44	4.88	4.88	4.88	4.88	4.88	43.11	n/a	n/a	n/a	n/a	n/a	n/a	n/a	69.95
Sete Gameleiras S.A.	Chesf (49%)	2.45	4.89	4.89	4.89	4.89	4.89	43.22	n/a	n/a	n/a	n/a	n/a	n/a	n/a	70.12
Banda de Couro Energética S.A.	Chesf (49%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	7.20	-	-	-	-	-	-	7.20
Baraúnas I Energética S.A.	Chesf (49%)	-	1.63	2.17	2.17	2.17	2.17	24.39	n/a	n/a	n/a	n/a	n/a	n/a	n/a	34.70
Baraúnas II Energética S.A.	Chesf (49%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	7.40	-	-	-	-	-	-	7.40
Morro Branco I Energética S.A.	Chesf (49%)	-	1.65	2.19	2.19	2.19	2.19	24.68	n/a	n/a	n/a	n/a	n/a	n/a	n/a	35.09
Mussambê Energética S.A.	Chesf (49%)	-	1.45	1.93	1.93	1.93	1.93	21.76	n/a	n/a	n/a	n/a	n/a	n/a	n/a	30.93
Chapada do Piauí Holding (4)	Chesf (49%)	510.00	-	-	-	-	-	-	n/a	n/a	n/a	n/a	n/a	n/a	n/a	510.00
Santa Joana I	Chesf (49%)	62.43	-	-	-	-	-	-	-	25.59	-	-	-	-	-	88.02
Santa Joana III	Chesf (49%)	50.50	-	-	-	-	-	-	-	20.48	-	-	-	-	-	70.98
Santa Joana IV	Chesf (49%)	59.75	-	-	-	-	-	-	-	30.70	-	-	-	-	-	90.45
Santa Joana V	Chesf (49%)	62.43	-	-	-	-	-	-	-	20.48	-	-	-	-	-	82.91
Santa Joana VII	Chesf (49%)	62.43	-	-	-	-	-	-	-	25.59	-	-	-	-	-	88.02
Santo Augusto IV	Chesf (49%)	62.43	-	-	-	-	-	-	-	20.48	-	-	-	-	-	82.91
Eólica Serra das Vacas I S.A.	Chesf (49%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	59.56	-	-	-	-	-	-	59.56
Eólica Serra das Vacas II S.A.	Chesf (49%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	59.56	-	-	-	-	-	-	59.56
Eólica Serra das Vacas III S.A.	Chesf (49%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	59.56	-	-	-	-	-	-	59.56
Eólica Serra das Vacas IV S.A.	Chesf (49%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	59.56	-	-	-	-	-	-	59.56
Foz do Chapecó	Furnas (40%)	89.59	43.00	86.01	86.01	86.01	86.01	580.55	46.11	22.09	44.18	44.18	44.18	44.18	298.21	1,600.30
Enerpeixe	Furnas (40%)	66.69	-	-	-	-	-	-	n/a	n/a	n/a	n/a	n/a	n/a	n/a	66.69
Santo Antônio	Furnas (39%)	183.07	399.09	472.61	546.60	553.33	553.33	7,211.26	17.76	43.18	70.83	43.40	130.66	203.86	3,552.85	13,981.83
Teles Pires Participações	Furnas (24,72%)	27.97	96.82	123.70	124.68	135.45	135.45	2,065.01	25.56	51.12	51.12	51.12	51.12	51.12	587.83	3,578.05
	Eletrosul (24,72%)
Centro Oeste de Minas	Furnas (49%)	1.18	2.35	2.35	2.35	2.35	2.35	5.49	n/a	n/a	n/a	n/a	n/a	n/a	n/a	18.42
Serra do Facão	Furnas (49,47%)	37.38	73.94	69.25	66.30	62.99	59.98	90.24	50.78	-	-	-	-	-	-	510.86
Retiro Baixo	Furnas (49%)	9.89	13.18	13.18	13.18	13.18	13.18	65.89	n/a	n/a	n/a	n/a	n/a	n/a	n/a	141.67
Goiás Transmissão	Furnas (49%)	3.32	9.39	9.39	9.39	9.39	9.39	72.62	0.76	-	2.00	2.00	6.00	6.00	84.00	223.66
MGE Transmissão	Furnas (49%)	2.70	8.99	8.99	8.99	8.99	8.99	54.69	n/a	n/a	n/a	n/a	n/a	n/a	n/a	102.33
Transenergia São Paulo	Furnas (49%)	1.24	4.26	4.26	4.26	4.26	4.26	27.29	n/a	n/a	n/a	n/a	n/a	n/a	n/a	49.83
Transenergia Renovável	Furnas (49%)	3.38	11.68	11.68	11.68	11.68	11.68	69.08	n/a	n/a	n/a	n/a	n/a	n/a	n/a	130.88
Triângulo Mineiro Transmissão S.A.	Furnas (49%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	-	0.07	7.23	7.23	7.23	7.23	21.68	50.66
Vale de São Bartolomeu Transmissão S.A.	Furnas (39%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	-	0.06	5.02	5.20	5.38	5.57	17.93	39.16
Mata de Santa Genebra S.A.	Furnas (49,9%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	488.49	469.00	-	-	-	-	-	957.49
Companhia Transirapé de Transmissão S.A.	Furnas (24,5%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	6.85	14.39	18.84	2.94	2.94	2.88	11.07	59.89
Companhia Transleste de Transmissão S.A.	Furnas (24,5%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	2.17	1,997.13	1,000.34	16.23	16.23	13.00	13.81	3,058.90
Companhia Transudeste de Transmissão S.A.	Furnas (25%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	6.63	13.97	18.72	-	-	-	-	39.32
São Manoel	Furnas (33,33%)	1.33	272.07	-	-	-	-	-	-	620.74	-	-	-	-	-	894.14
Paranaíba Transmissora de Energia S.A.	Furnas (24,5%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	378.49	-	-	-	-	-	-	378.49
Caldas Novas Transmissão S.A.	Furnas (49%)	0.66	1.32	1.32	1.32	1.32	1.32	7.47	n/a	n/a	n/a	n/a	n/a	n/a	n/a	14.73
Luziânia Transmissora de Energia S.A.	Furnas (49%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	33.23	-	-	-	-	-	-	33.23
Uirapuru Transmissora de Energia S.A.	Eletrosul (75%)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	1.86	6.69	6.69	6.69	1.67	-	-	23.59
Transmissora Sul Litorânea de Energia S.A.	Eletrosul (51%)	9.19	36.76	36.76	36.76	36.76	36.76	300.20	15.43	-	-	-	-	-	-	508.62
Transmissora Sul Brasileira de Energia S.A.	Eletrosul (80%)	5.00	19.99	19.99	19.99	19.99	19.99	142.09	-	0.23	0.46	0.27	1.64	3.88	84.75	338.25
Santa Vitória do Palmar Holding S.A.	Eletrosul (49%)	8.26	27.37	27.37	27.37	27.37	27.37	287.39	6.57	13.74	13.74	14.75	13.74	13.74	244.43	753.22
Marumbi Transmissora de Energia S.A.	Eletrosul (20%)	4.07	7.63	7.38	7.13	6.92	6.67	13.96	n/a	n/a	n/a	n/a	n/a	n/a	n/a	53.75
Livramento Holding S.A.	Eletrosul (52,53%)	3.13	10.49	10.49	10.49	10.49	10.49	99.68	n/a	n/a	n/a	n/a	n/a	n/a	n/a	155.28
Chuí Holding S.A.	Eletrosul (49%)	-	9.29	9.29	9.29	9.29	9.29	102.15	n/a	n/a	n/a	n/a	n/a	n/a	n/a	148.57
Costa Oeste Transmissora de Energia S.A.	Eletrosul (49%)	3.08	4.83	4.66	4.49	4.32	4.13	8.20	n/a	n/a	n/a	n/a	n/a	n/a	n/a	33.70
Fronteira Oeste Transmissora de Energia (5)	Eletrosul (51%)	-	-	-	-	-	-	-	n/a	n/a	n/a	n/a	n/a	n/a	n/a	-
Chuí IX	Eletrosul (99,99%)	-	12.68	-	-	-	-	-	39.81	-	-	-	-	-	-	52.48
Hermenegildo I	Eletrosul (99,99%)	-	47.91	-	-	-	-	-	122.97	-	-	-	-	-	-	170.88
Hermenegildo II	Eletrosul (99,99%)	-	45.82	-	-	-	-	-	122.97	-	-	-	-	-	-	168.79
Hermenegildo III	Eletrosul (99,99%)	-	38.57	-	-	-	-	-	101.70	-	-	-	-	-	-	140.27
Empresa de Transmissão do Alto Uruguai S.A.	Eletrosul (27,42%)	2.05	7.92	7.92	0.66	-	-	-	0.47	-	-	-	9.95	-	-	28.97

(1) Balance to be paid after 2017: R$ 6.00 million.

(2) Balance to be paid after 2017: R$ 6,166.94 million.

(3) The participation of SPEs TPU Caiçara I S/A, TPU Caiçara II S/A, TPU  Junco I S/A and TPU Junco II S/A were merged into the company Vamcruz Participações S/A.

(4) The participation of SPEs TPU V. de Santa Joana IX, X, XI, XII, XIII, XIV and XV were merged into the company Chapada do Piaui Holding S/A.

(5) There is no loan and financing on base-date 09/30/2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.